KIMBERLY-CLARK


08042760

BUILDING TOMORROW





Innovation summits we hold on both sides of the Atlantic are an important part of K-C's customer development process, giving our largest customers a firsthand look at our robust product pipeline. The summits we host in Neenah, Wisconsin, also provide us with an opportunity to demonstrate the benefits of our new Innovation Design Studio and its virtual reality technology. Members of the design studio team include (far left photo, left to right) Event Designer and Planner Mary Logghe, Knowledge Management Specialist Tom Poehlman and Design Manager Herb Velazquez. In the near left photo, Designer Suzanne Sullivan shows our virtual shopping cart in action. By sharing our plans in this way and soliciting customer feedback, K-C is working to meet our customers' strategic needs and to become their indispensable partner.

Millions, except per share amounts	2007	2006	change
NET SALES	$ 18,266.0	$ 16,746.9	9.1%
OPERATING PROFIT	2,616.4	2,101.5	24.5%
NET INCOME	1,822.9	1,499.5	21.6%
DILUTED NET INCOME PER SHARE	4.09	3.25	25.8%
DIVIDENDS DECLARED PER SHARE	2.12	1.96	8.2%
CASH PROVIDED BY OPERATIONS	2,428.9	2,579.5	-5.8%
AT DECEMBER 31:			
TOTAL ASSETS	18,439.7	17,067.0	8.0%
TOTAL DEBT AND REDEEMABLE PREFERRED SECURITIES	6,496.4	4,395.8	47.8%
COMMON STOCK PRICE PER SHARE	69.34	67.95	2.0%

NET SALES

Billions of Dollars


$14.0
$15.1
$15.9
$16.7
$18.3
2003
2004
2005
2006
2007

ADJUSTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS


$3.28
$3.55
$3.78
$3.90
$4.25
2003
2004
2005
2006
2007

Excludes certain items totaling $0.16/share in 2007, $0.65/share in 2006, $0.50/share in 2005 and $0.05/share in 2003. See pp. 98–101 for a description of the excluded items, the reasons we excluded these items and reconciliations to reported earnings per share.

FIVE-YEAR TOTAL ANNUALIZED SHAREHOLDER RETURNS


13%
10%
11%
S&P 500 Index
S&P Consumer Staples Index
K-C

Through 12/31/07, includes changes in stock price and reinvestment of dividends.

TOM FALK
Chairman of the Board &
Chief Executive Officer

Meeting with K-C
senior leaders from all
over the world at a recent
conference in Atlanta



DELIVERING TODAY... BUILDING TOMORROW

In 2007, Kimberly-Clark continued to execute the strategies of the **Global Business Plan** we first put into action four years ago. In doing so, we once again delivered on our top- and bottom-line financial commitments while laying a solid foundation for future growth. Among the plan's strategies, we made significant progress improving our capabilities in three critical areas: driving **innovation**, **marketing** our brands and strengthening **customer relationships**. We also continued to enhance K-C's position as an industry leader in **sustainability**.

Over the next eight pages, I invite you to learn more about our accomplishments in each of these areas. Together these capabilities are helping make Kimberly-Clark's global health and hygiene brands—from household names like Kleenex, Huggies, Scott and Pull-Ups to well-known professional and healthcare brands such as WypAll and Kimberly-Clark—the ones that people choose in more than 150 countries around the world. The discussion continues in my shareholder letter, which begins on page 10.

MARKE

Committing More Resources to Innovative, Non-Traditional Marketing Campaigns

When one thinks of Chicago's Wrigley Field or London's Waterloo Station, a box of Kleenex facial tissue probably isn't the first thing that comes to mind. Yet we've been inviting passersby at these and other popular destinations in the United States and Great Britain to stretch out on a bright blue sofa, share personal stories and, of course, reach for a Kleenex tissue if their tales turn to tears. It's all part of K-C's "Let It Out" campaign, which helps underscore the strong emotional connection the Kleenex brand has forged with consumers. In addition to television spots and our multi-city tour, the campaign encourages viewers to visit letitout.com to share their own stories and view those submitted by others.


INCREASING
ADVERTISING SPENDING
Millions of Dollars
$468
7%
$438
2006
2007

Innovative approaches to marketing can be seen across the company, from K-C Professional's "One Voice" global rebranding strategy to the Cottonelle brand's "Be Kind to Your Behind" campaign launched in North America in 2008. In Israel, a virtual teenager named Kita is introducing teenage girls to Kotex Young feminine pads. Featured on the product's packaging, Kita hosts a hip-looking Web site that reaches out to girls with blogs, videos and other forms of social expression they've embraced. The site attracted more than 150,000 visitors in its first three weeks last August, and Kotex Young now accounts for 25 percent of Kotex pad sales in Israel.


NEW!
Kimberly-Clark
INTEGUSEAL
microbial sealant

At K-C Health Care, the "Not on My Watch" campaign emphasizes the business' mission to reduce healthcare-associated infections through such products as InteguSeal microbial sealant. As part of these efforts, we've set up a mobile classroom that offers healthcare workers an opportunity to earn continuing education credits.


let it out
Kleenex

"Experiential events like this are a great example of our new, more innovative approach to marketing at Kimberly-Clark."

—Associate Brand Manager David Brotherton (right) with Relationship Marketing Manager Jim Schuh at a Kleenex "Let It Out" tour stop at Minnesota's Mall of America


WYPALL X60

"We're really working hard to understand how our customers use our products and what we can do to provide them with even more effective solutions."

—Sales Representative Rick Butler (right) watching a customer put WypAll X60 wipers to the test

OPMENT

Making K-C an Indispensable Partner to Our Customers Around the World

Whether we're selling WypAll wipers to an industrial user or Huggies diapers to retailers, K-C is focused on being an indispensable partner to our customers. Our success is reflected in part in the latest Cannondale survey of more than 350 North American retailers and manufacturers. Retailers again ranked K-C among the top 10 consumer packaged goods companies, and our scores improved in seven of eight categories. Further evidence: A long list of retailers named K-C their supplier of the year.



K-C RANK IN CANNONDALE POWERANKING® SURVEY
#16
#9
#8
2005
2006
2007

The 2007 opening of K-C's Innovation Design Studio (pictured on the cover) has taken the company's customer development efforts to a new level. Incorporating a proprietary virtual reality system, K-C can create interactive store models that allow customers to explore hypothetical in-store design and merchandising concepts without having to move a single package of product. Consumers can also walk the aisles of these virtual stores, with K-C studying their reactions using sophisticated eye-tracking technology. One U.S. retailer applied the shopper insights gained from our virtual store environment in test stores and experienced increased category sales for disposable diapers, training pants, baby wipes and toiletries.



HUGGIES
Natural Fit
NEW! NOUVEAU!
Improved Shape
3

In Latin America, our program for supporting the traditional retail trade has been a key driver of double-digit sales growth, and we've rolled out a similar program in Russia and selected Asian countries. At K-C Health Care and K-C Professional, we're piloting a global program that helps us gather sales and marketing information more effectively so we can better understand the needs of our business-to-business customers.

Bringing the Best Health and Hygiene Solutions to Customers, Shoppers and Users

From the opening of our Innovation Design Studio in Neenah, Wisconsin, to our new Innovation Center-Asia in South Korea (pictured), Kimberly-Clark is focused on bringing the best health and hygiene solutions to customers, shoppers and users. Taking our cue from each of these stakeholder groups, we launched a parade of innovations across our businesses in 2007. These innovations ran the gamut from the softness improvements made to the Scott and Cottonelle brands of bath tissue to the Huggies Jeans diapers we introduced in Israel and Turkey. Identical in performance to regular Huggies diapers, our jeans diapers sport a stylish denim look that allows babies to leave their outer garments behind when the mercury rises.

Recognizing that good oral hygiene helps reduce the risk of ventilator-associated pneumonia, K-C Health Care recently introduced its KimVent 24-Hour Oral Care Kit. Designed for the hospital bedside, the kit's individual packs allow caregivers to choose the right tool at the right time based on the patient's needs. At K-C Professional, insights from customers as well as fashion and design experts led to the launch of a new version of KleenGuard coveralls. Using K-C's proprietary iFlex stretch fabrics, this garment provides a more tailored fit, while increasing range of motion.

Almost two decades after inventing the training pant category, K-C retains a nearly 70 percent share of the North American child care market thanks to excellent marketing and a steady stream of innovations. The latest? GoodNites Sleep Boxers and Sleep Shorts, which are marketed under the DryNites brand in Europe. The first disposable youth pants that look and feel like today's popular boxer-style underwear, they help provide children prone to bedwetting with a feeling of normalcy and self-confidence. A novel packaging approach features tube-shaped containers for portability and a label designed to peel away. That allows kids to discreetly take the product with them on a sleepover or campout.


NEW
DryNites
Sleep shorts


Kimberly-Clark
D. G. Kim

"It's exciting to play a role in accelerating innovation at Kimberly-Clark. We're helping create the next generation of health and hygiene products for people around the world."

—DaeGun Kim (right) of K-C's Global Science & Technology team with colleagues JeongKyung Kim (seated) and JiYeon Kim at the Innovation Center-Asia



"It's very gratifying to see our manufacturing waste turned into a useful product—one that enriches the soil and helps grow new plants and trees."

—Environmental Coordinator Erick Ylave Ponte of Kimberly-Clark Peru S.R.L. (left) with Deputy General Manager Ricardo Pazos Aurich of strategic partner Ingemedios S.A.C., on site at K-C Peru's award winning composting project



Taking Our Environmental and Community Efforts to the Next Level

Where does Kimberly-Clark's tissue facility in Puente Piedra, Peru, send the solid waste from its wastewater treatment plant? No longer destined for the landfill, it is transported to a nearby composting plant (pictured) and combined with other materials to create a product that improves soil quality. We have a long history of using natural resources responsibly. Beginning with the Vision 2000 initiative we launched in 1995, we've worked hard to reduce K-C's environmental footprint. We're making good progress toward meeting the aggressive objectives of Vision 2010, the third of our five-year initiatives.

About 31 percent of the fiber K-C and its equity affiliates use on a global basis is recycled. In 2007, we and these affiliates sourced almost 97 percent of our virgin fiber from suppliers that have been certified to one of five global standards. Our goal is to reach 100 percent by encouraging our suppliers to work through such certification organizations as the Forest Stewardship Council (FSC), for which K-C has expressed a preference in its fiber procurement policy. Most Kleenex facial tissue in the U.K. now carries an FSC label, and the plan is for the remainder of the line, as well as Andrex bath tissue, to become FSC-accredited in 2008.


Kleenex

Our sustainability policies also help drive product innovation. Take the Kleenex Naturals and Scott Naturals line extensions. These tissue products contain a significant amount of recycled fiber and use proprietary K-C technology to provide the quality and softness that consumers value. Beyond our environmental efforts, we are proud to be ranked among the top 20 employers in a number of countries around the world. In Ecuador and Peru, K-C has held the top spot two years in a row. Moreover, *CRO* magazine placed K-C 23rd on its list of the "100 Best Corporate Citizens" in the U.S. for 2007. Yuhan-Kimberly was named one of Korea's "Most Admired" and "Most Sustainable" companies in 2007, and K-C China recently received a prestigious "Most Admired Corporate Citizen" award.

Dear Shareholders:

Looking back on 2007, Kimberly-Clark again delivered on its top- and bottom-line commitments despite continued significant inflationary pressure. Our Personal Care business performed particularly well, with excellent sales and profit growth in developing and emerging (D&E) markets and in North America, as well as improved profits in Europe. Moreover, we made significant progress in further implementing the strategies of the Global Business Plan we introduced four years ago. I want to thank our 53,000 employees worldwide who delivered on our 2007 financial goals while making the changes necessary to enhance our future competitive position as a global health and hygiene company.

"We're taking a strategic approach to our businesses globally, with a focus on building brands, fostering innovation and partnering with customers."

Benefiting From the Global Business Plan's Implementation

I'll have more to say about our financial performance later in this letter. First, let me review the significant, positive change that is under way at K-C. The company is investing in the right areas to build for tomorrow and to drive sustainable growth. Our cost reduction efforts are freeing up funds to support the targeted growth initiatives we launched in 2005 as well as the capabilities needed to fulfill them. As you saw on the preceding pages, we've been raising the bar on those capabilities. We're taking a strategic approach to our businesses globally, with a focus on building brands, fostering innovation and partnering with customers. In the simplest terms, our efforts are about delivering sustainable growth today and for many years to come.

We're seeing tangible evidence that K-C is benefiting from the changes we've made, and continue to make, since introducing the Global Business Plan. Here are just a few examples of how our improved capabilities are translating into positive results:

- We increased marketing support for our brands by almost $50 million in 2007. Not only have we raised spending levels, we have made significant progress in re-engineering our marketing approach to address the changes taking place in a dynamic marketplace. As a result, we are taking more innovative approaches that connect with consumers in highly relevant ways. Our marketing strategies are helping improve brand equity and market shares and are spurring excellent organic growth in a number of businesses.

- Consumer insights from kids and their moms led to another major innovation: GoodNites Sleep Boxers and Sleep Shorts, the first disposable youth pants that look and feel like today's popular boxer-style underwear. As a result, we enjoyed solid volume and market share growth for our child care franchise in North America.

- Innovative approaches to marketing and customer development resulted in K-C's North American consumer products business being ranked in the top 10 for the second straight year in the influential Cannondale PoweRanking survey of U.S. retailers. In similar surveys among European customers, K-C achieved top 10 status in several countries, including two of our core markets: the United Kingdom and Spain.

- Recognizing K-C's continued focus on sustainable development, the Dow Jones Sustainability World Indexes ranked us No. 1 among all personal products companies for the third straight year. Given that only about 10 percent of the 2,500 largest companies worldwide qualify for inclusion in the indexes, we are particularly honored by this recognition. We know sustainability delivers business value, and we are leveraging our strong legacy and foundation in this area to support our brands and operations.


HUGGIES

Now let's take a look at some of the highlights of each of our four business segments:

Driving Growth in Personal Care Through Innovation

In 2007, our Personal Care brands benefited from fresh marketing approaches supported by a continuing stream of innovations. We strengthened our leadership position in baby and child care and adult care, one of our targeted growth initiatives. In fact, sales and operating profit grew at a double-digit rate for Personal Care.


Scott

In Europe, we supported the diaper and baby wipes businesses by creating an innovative marketing strategy that included teaming up with our customers' moms-and-babies clubs, allowing us to create a dialogue with expectant and new mothers. In North America, we supported the Huggies brand with alternative media, including on-demand video programming and customized in-store promotions, as well as traditional advertising. Our marketing was underpinned by improvements in the shape and fit of our premium-tier Huggies diapers, which, together with strong performance in baby wipes, helped drive high single-digit volume gains across these businesses in North America and Europe.

In adult care, innovations that enhance discretion—by increasing protection, the category's No. 1 consumer need—have been made to both the Poise and Depend brands. That helped K-C improve its competitive position in this $2 billion global category, with the North American business recording mid-single-digit volume growth.


Kotex

Progress against two other targeted growth initiatives—accelerating growth in D&E markets and strengthening our regional positions in feminine care—also contributed to Personal Care's strong performance. D&E Personal Care sales climbed almost 21 percent in 2007. Among those countries we identify as BRICIT—Brazil, Russia, India, China, Indonesia and Turkey—China's sales grew the fastest, with growth exceeding 40 percent. K-C has a presence in more than 30 major cities there, and our focus on the premium diaper segment is reaping benefits, with leading market shares in the key cities of Beijing and Shanghai.


Andrex
LONGER
LASTING
ROLLS

In Russia, Personal Care sales increased more than 30 percent in 2007. Growth there and throughout Eastern Europe for branded health and hygiene products supports investment in production capacity, and K-C began construction of its first manufacturing facility in Russia in September 2007. The facility is slated to open in 2009.

We continue to focus on creating value in feminine care in D&E countries, leveraging successful strategies across regions. For example, product development teams in Latin America and Southeast Asia collaborated to create a highly innovative ultrathin product with greater absorbency for greater comfort. Backed by an insight-driven marketing campaign emphasizing feminine aesthetics and packaging, the new product was launched under such brand names as Kotex and Intimus in nine countries in South America and contributed to double-digit volume growth for K-C's feminine care business in Latin America.


Depend
Underwear
Super Plus
16

2007
OUTSTANDING GROWTH IN PERSONAL CARE


20%
12%
Sales
Operating Profit

STRONG VOLUME GROWTH IN BRICIT COUNTRIES


150
125
100
BRICIT
D&E Overall
2004
2005
2006
2007

2004 Volume Indexed to 100.

K-C's strong overall D&E growth was facilitated by our increasing capability in understanding and meeting the needs of both the modern trade and the variety of smaller customers who still represent a substantial part of the market. Customer insights and best practices developed in the company's Latin American business are now being applied across the globe.

Supporting Consumer Tissue Brands With a Focus on Marketing

Although the bottom line has been pressured by higher pulp and distribution costs, we continued to invest in our Consumer Tissue brands. We supported the Kleenex facial tissue and Viva towel franchises with stepped-up marketing and product improvements this past year. We launched the highly acclaimed "Let It Out" campaign for Kleenex simultaneously in the U.S. and U.K. in January 2007. For Viva, which enjoyed double-digit volume growth, K-C launched its first major national ad campaign in almost 10 years. It included a unique, six-page ad insert—complete with product sample—in magazines reaching targeted consumers.

Bath tissue performed well, with volume gains of more than 5 percent in North America, driven by growth of the Scott brand. K-C re-launched the Cottonelle brand with significant improvements in softness and strength backed by innovative marketing. The company also introduced improved flushable moist wipes under the Cottonelle and Scott brands. Sales volumes for these wipes continued to grow at a strong double-digit rate.

A new uncreped through-air dried (UCTAD) tissue machine began production mid-year at K-C's Beech Island, South Carolina, facility, allowing us to further utilize this proprietary technology to support growth of our rolled products business.

GLOBAL STRATEGIC LEADERSHIP TEAM



Anthony J. Palmer
Senior Vice President and Chief Marketing Officer

Jan B. Spencer
President of Kimberly-Clark Professional

Lizanne C. Gottung
Senior Vice President and Chief Human Resources Officer

Robert E. Abernathy
Group President of Developing and Emerging Markets

Thomas J. Mielke
Senior Vice President of Law and Government Affairs and Chief Compliance Officer

Across the Atlantic, we introduced a longer-lasting roll for Andrex bath tissue and supported it through a comprehensive joint promotional effort with major retail partners. Throughout D&E markets, K-C continued to leverage the success of the durable kitchen towels we first introduced in Latin America under the Scott Duramax and Scott Limpiamax brands. The premium-priced towels are produced using K-C's proprietary Hydroknit nonwovens technology, originally developed by K-C Professional for its wiper business. Currently sold in more than 20 countries, these high-performance towels deliver exceptional value because they can be reused several times.

K-C is also extending proven marketing and brand-building strategies developed in other regions to D&E geographies. Take our well-known Labrador puppy icon, made famous on Andrex bath tissue in the U.K. and used in marketing K-C bath tissue brands in North America and Europe. Now the puppy can also be found in Latin America, Eastern Europe, the Middle East and Africa.

Promoting a Global Customer Perspective at Kimberly-Clark Professional

The company continued to extend the Kimberly-Clark Professional (KCP) portfolio in higher-margin segments such as the safety and industrial supply channels, furthering another of K-C's targeted growth initiatives. The business enjoyed double-digit sales growth in wipers and introduced more than 20 new workplace products. They include a number of new offerings in the safety channel such as gloves, protective clothing and a new line of KleenGuard eyewear.

Innovations such as the JRT electronic bath tissue dispenser helped drive the strong performance of KCP's washroom business in North America. They also helped the business

2007
PROFILE BY SEGMENT
Consolidated Net Sales


Health Care 7%
KCP & Other 17%
Personal Care 41%
Consumer Tissue 35%

2007
PROFILE BY GEOGRAPHY
Consolidated Net Sales


Asia, Latin America & Other 28%
North America 54%
Europe 18%


L
G
B
O
W
T
H

Mark A. Buthman
Senior Vice President and
Chief Financial Officer

Joanne B. Bauer
President of
Kimberly-Clark Health Care

Steven R. Kalmanson
Group President of
North Atlantic
Consumer Products

Robert W. Black
Senior Vice President and
Chief Strategy Officer


Viva

shift its washroom focus to higher-value products. The electronic tissue dispenser represents a major leap forward in hygiene by eliminating the need to touch the dispenser during use.

K-C Professional is growing rapidly in Latin America and Asia as it takes a more global perspective. For example, it is leveraging relationships with a growing number of global customers to build its wiper business in Brazil, India, China and Russia, where significant market opportunity exists for converting users from traditional rags. What's more, Bunzl, a major global distributor, awarded KCP back-to-back Supplier of the Year awards in 2006 and 2007 in Australia. Looking at D&E markets overall, KCP sales increased almost 21 percent.


Cottonelle
fresh

Focusing on Infection Reduction at K-C Health Care

K-C Health Care continues to make good on its initiative to expand core products globally and add higher-margin offerings. For example, sales of surgical products and sterilization wrap were up by double digits outside North America. Medical device sales were up in the high single digits, paced by double-digit growth of our airway management products. Higher-margin products such as InteguSeal microbial sealant and Microcuff endotracheal tubes also helped expand the business both in and outside North America.

While overall Health Care sales in 2007 declined due largely to the decision in the second half of 2006 to exit the commodity-oriented latex glove business, sales comparisons were better in the latter part of 2007 as customers continued to transition to higher-margin nitrile gloves. As a result, Health Care finished the year with improved momentum and is well-positioned, given its margins and leading market share positions, to deliver sustainable growth going forward.



The "Not On My Watch" marketing campaign, launched in 2007, reinforces the Health Care business' position as a leader in helping prevent healthcare-associated infections. The integrated campaign comprises both traditional and alternative communication vehicles, including a bus outfitted as a mobile classroom to visit hospitals and other healthcare providers.

On the talent front, Health Care is an excellent example of K-C's enterprise-wide efforts to recruit people from outside the organization with expertise in marketing, sales and other areas to support growth. In 2007, Health Care hired its first medical director and added individuals with expertise in skin health, marketing, and product and technology development.


Poise

Delivering on Our Financial Commitments

Now let me give you a brief overview of our financial performance in 2007. Organic sales rose by about 6 percent, exceeding our 3–5 percent guidance range, thanks to solid growth in Personal Care, Consumer Tissue and KCP. Currency benefits pushed overall sales growth to 9 percent.

Adjusted earnings per share rose 9 percent due primarily to the strong top-line growth and our continued success in reducing costs, along with a reduction in our outstanding shares. Nonetheless, adjusted operating profit margin declined because of significant inflation in input costs. Pulp was the primary driver, followed by oil-based costs. Looking ahead, we expect to see price increases on a number of our U.S. consumer brands offset some of the pressure on



margins. Adjusted return on invested capital registered a slight gain in 2007—its fourth consecutive year of improvement.

We continue to execute our strategic cost reduction plan well. Charges for the plan are winding down, with about 90 percent of the costs now behind us. Moreover, the total costs are proving lower than previously estimated. Cumulative annual savings from 2005, when we introduced the plan, will reach at least $350 million by 2009. In particular, our emphasis in Europe is paying off. Operating margins there rose more than 70 basis points during the year, further building on the 130 basis point gain in 2006. For 2007, combined savings from the strategic cost reduction plan and the company's ongoing FORCE (Focused On Reducing Costs Everywhere) program totaled $264 million.

Cash provided by operations remained strong at $2.4 billion, allowing us to, among other things, boost our dividend by 8 percent. The company has already announced a 9 percent increase for 2008. This will mark our 36th consecutive year of higher dividends. K-C also invested nearly $1 billion in capital projects in 2007, in line with our long-term target of 5–6 percent of sales.

Confidence in the Global Business Plan led us to execute a $2 billion share repurchase program in July, with the company buying back a total of $2.8 billion worth of stock in 2007. We financed the share buyback by increasing our leverage. With a strong balance sheet and excellent cash flow, K-C maintains considerable financial flexibility and a capital structure well-aligned with the plan's strategies. We plan to repurchase $800 million to $1 billion worth of our shares in 2008.

In closing, K-C teams have been executing the Global Business Plan well and delivering on the company's financial objectives. At the same time, we are making significant changes that will further improve our competitive position and will help ensure our success over the long haul.

We are investing in K-C's growth while enhancing our capabilities in marketing, innovation, customer development and sustainability around the world. What's more, we are unleashing the potential of our people to continue delivering today while building tomorrow. I am more convinced than ever that this focus on sustainable growth will serve our shareholders, employees and other stakeholders well for many years to come.



Thomas J. Falk
Chairman and Chief Executive Officer

February 22, 2008

COST SAVINGS

Millions of Dollars


$219
$266
$264
2005
2006
2007

Includes FORCE (Focused On Reducing Costs Everywhere) and strategic cost reduction plan savings.

SHARE REPURCHASES & DIVIDEND PAYMENTS

Billions of Dollars


$2.3
$1.6
$3.7
2005
2006
2007

ORGANIC SALES GROWTH

Global Business Plan Target = 3–5%


4.4%
4.5%
5.6%
2005
2006
2007

Organic sales growth excludes impacts of currency and 2004 Neenah Paper spin-off. See pp. 98–101 for the reasons we excluded these items and reconciliations to reported sales growth.

Selected Financial Data

Millions, except percentages and per share amounts

Year ended December 31	2007	2006	2005	2004	2003
INCOME STATEMENT DATA					
Net sales	$ 18,266.0	$ 16,746.9	$ 15,902.6	$ 15,083.2	$ 14,026.3
Gross profit	5,703.9	5,082.1	5,075.2	5,068.5	4,794.4
Operating profit	2,616.4	2,101.5	2,310.6	2,506.4	2,331.6
Share of net income of equity companies	170.0	218.6	136.6	124.8	107.0
Income from continuing operations	1,822.9	1,499.5	1,580.6	1,770.4	1,643.6
Income from discontinued operations [a]	—	—	—	29.8	50.6
Net income	1,822.9	1,499.5	1,568.3	1,800.2	1,694.2
PER SHARE BASIS					
Diluted net income	$ 4.09	$ 3.25	$ 3.28	$ 3.61	$ 3.33
Diluted income from continuing operations	4.09	3.25	3.31	3.55	3.23
Dividends declared	2.12	1.96	1.80	1.60	1.36
Market price at December 31	69.34	67.95	59.65	65.81	59.09
Book value at December 31	12.41	13.38	12.04	13.73	13.49
CASH FLOW AND BALANCE SHEET DATA [b]					
Cash provided by operations	$ 2,428.9	$ 2,579.5	$ 2,311.8	$ 2,726.2	$ 2,552.2
Capital spending	989.3	972.1	709.6	535.0	872.9
Cash dividends paid	932.9	884.0	838.4	767.9	671.9
Free cash flow [c]	506.7	723.4	763.8	1,423.3	1,007.4
Depreciation and amortization	806.5	932.8	844.5	800.3	745.3
Total debt and redeemable preferred securities	6,496.4	4,395.8	4,574.6	4,235.6	4,165.9
Stockholders' equity	5,223.7	6,097.4	5,558.2	6,629.5	6,766.3
Total assets	18,439.7	17,067.0	16,303.2	17,018.0	16,779.9
Common shares outstanding	420.9	455.6	461.5	482.9	501.6
FINANCIAL RATIOS					
Percent of net sales:					
Gross profit	31.2%	30.3%	31.9%	33.6%	34.2%
Operating profit	14.3%	12.5%	14.5%	16.6%	16.6%
Net income	10.0%	9.0%	9.9%	11.9%	12.1%
Capital spending	5.4%	5.8%	4.5%	3.5%	6.2%
Total debt and redeemable preferred securities to capital [d]	53.2%	40.3%	43.5%	37.7%	37.1%
Dividend payout ratio [e]	51.3%	59.9%	54.5%	44.0%	40.7%

[a] Represents the results of Neenah Paper, Inc.'s fine and technical paper businesses that were spun off on November 30, 2004.
[b] Cash flow data is from continuing operations. Balance sheet data is as of December 31.
[c] Free cash flow is calculated by subtracting capital spending and dividends paid from cash provided by operations.
[d] Capital is total debt and redeemable preferred securities of subsidiary plus minority owners' interests in subsidiaries and total stockholders' equity.
[e] Dividend payout ratio is declared dividends per share divided by basic earnings per share.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-225

KIMBERLY-CLARK CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	39-0394230
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
P. O. Box 619100, Dallas, Texas	75261-9100
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (972) 281-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock—$1.25 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒. No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒. No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐. No ☒.

The aggregate market value of the registrant's common stock held by non-affiliates on June 30, 2007 (based on the closing stock price on the New York Stock Exchange) on such date was approximately $30.5 billion.

As of February 14, 2008, there were 420,257,274 shares of the Corporation's common stock outstanding.

Documents Incorporated By Reference

Certain information contained in the definitive Proxy Statement for the Corporation's Annual Meeting of Stockholders to be held on April 17, 2008 is incorporated by reference into Part III hereof.

KIMBERLY-CLARK CORPORATION

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Kimberly-Clark Corporation was incorporated in Delaware in 1928. The Corporation is a global health and hygiene company focused on product innovation and building its personal care, consumer tissue, K-C Professional & Other and health care operations. The Corporation is principally engaged in the manufacturing and marketing of a wide range of health and hygiene products around the world. Most of these products are made from natural or synthetic fibers using advanced technologies in fibers, nonwovens and absorbency. As used in Items 1, 1A, 2, 3, 6, 7, 7A, 8 and 9A of this Form 10-K, the term "Corporation" refers to Kimberly-Clark Corporation and its consolidated subsidiaries. In the remainder of this Form 10-K, the terms "Kimberly-Clark" or "Corporation" refer only to Kimberly-Clark Corporation. For financial information by business segment and geographic area, and information about principal products and markets of the Corporation, reference is made to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and to Item 8, Note 17 to the Consolidated Financial Statements.

Recent Developments

On July 23, 2007, the Corporation entered into an accelerated share repurchase agreement (the "ASR Agreement") through which it purchased approximately 29.6 million shares of its common stock from Bank of America, N.A., at an initial purchase price of $67.48 per share, or an aggregate of $2 billion. On July 30, 2007, the Corporation issued $2.1 billion of long-term notes and used a portion of the net proceeds from the sale of these notes to repay a short-term revolving credit agreement, under which the Corporation borrowed $2 billion on July 27, 2007 to fund the settlement of the ASR Agreement. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Notes 4 and 8 to the Consolidated Financial Statements for a discussion of the ASR Agreement.

In July 2005, the Corporation authorized a multi-year plan to improve its competitive position by accelerating investments in targeted growth opportunities. A plan to streamline manufacturing and administrative operations, primarily in North America and Europe, was also initiated (the "Strategic Cost Reduction Plan"). See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, Note 2 to the Consolidated Financial Statements for a discussion of the Strategic Cost Reduction Plan.

During 2005, the Corporation repatriated approximately $985 million of previously unremitted earnings of certain of its non-U.S. subsidiaries under the provisions of the American Jobs Creation Act of 2004. This Act provides, among other things, for a one-time deduction for certain foreign earnings that are repatriated to and reinvested in the U.S. As a result, the Corporation recorded income tax expense and a related income tax liability of approximately $55.5 million in 2005.

On November 30, 2004, the Corporation distributed to its stockholders all of the outstanding shares of common stock of Neenah Paper, Inc. ("Neenah Paper"). Neenah Paper was formed in April 2004 to facilitate the spin-off of the Corporation's U.S. fine paper and technical paper businesses and its Canadian pulp mills.

Description of the Corporation

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. The principal sources of revenue in each of our global business segments are described below. Revenue, profit and total assets of each reportable segment are shown in Item 8, Note 17 to the Consolidated Financial Statements.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants, and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard and Kimcare brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical gowns, drapes, infection control products, sterilization wrap, face masks, exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Products for household use are sold directly, and through wholesalers, to supermarkets, mass merchandisers, drugstores, warehouse clubs, variety and department stores and other retail outlets. Products for away-from-home use are sold through distributors and directly to manufacturing, lodging, office building, food service, health care establishments and high volume public facilities. In addition, certain products are sold to converters.

In 2007, 2006 and 2005, sales to Wal-Mart Stores, Inc. were approximately 13 percent of net sales in each year.

Patents and Trademarks

The Corporation owns various patents and trademarks registered domestically and in many foreign countries. The Corporation considers the patents and trademarks which it owns and the trademarks under which it sells certain of its products to be material to its business. Consequently, the Corporation seeks patent and trademark protection by all available means, including registration.

Raw Materials

Superabsorbent materials are important components in disposable diapers, training and youth pants and incontinence care products. Polypropylene and other synthetics and chemicals are the primary raw materials for manufacturing nonwoven fabrics, which are used in disposable diapers, training and youth pants, wet wipes, feminine pads, incontinence and health care products, and away-from-home wipers.

Cellulose fiber, in the form of kraft pulp or fiber recycled from recovered waste paper, is the primary raw material for the Corporation's tissue products and is an important component in disposable diapers, training pants, feminine pads and incontinence care products.

Most recovered paper, synthetics, pulp and recycled fiber are purchased from third parties. The Corporation considers the supply of such raw materials to be adequate to meet the needs of its businesses. See Item 1A, "Risk Factors."

Competition

The Corporation has several major competitors in most of its markets, some of which are larger and more diversified than the Corporation. The principal methods and elements of competition include brand recognition and loyalty, product innovation, quality and performance, price, and marketing and distribution capabilities. For additional discussion of the competitive environment in which the Corporation conducts its business, see Item 1A, "Risk Factors."

Research and Development

Research and development expenditures are directed toward new or improved personal care, tissue, wiping, and health care products and nonwoven materials. Consolidated research and development expense was $276.8 million in 2007, $301.2 million in 2006, and $319.5 million in 2005.

Foreign Market Risks

The Corporation operates and markets its products globally, and its business strategy includes targeted growth in the developing and emerging markets. See Item 1A, "Risk Factors" for a discussion of foreign market risks that may affect the Corporation's financial results.

Environmental Matters

Total worldwide capital expenditures for voluntary environmental controls or controls necessary to comply with legal requirements relating to the protection of the environment at the Corporation's facilities are expected to be approximately $23 million in 2008 and $19 million in 2009. Of these amounts, approximately $11 million in 2008 and $4 million in 2009 are expected to be spent at facilities in the U.S. For facilities outside of the U.S., capital expenditures for environmental controls are expected to be approximately $12 million in 2008 and $15 million in 2009.

Total worldwide operating expenses for environmental compliance are expected to be approximately $173 million in 2008 and $168 million in 2009. Operating expenses for environmental compliance with respect to U.S. facilities are expected to be approximately $79 million in both 2008 and 2009. Operating expenses for environmental compliance with respect to facilities outside the U.S. are expected to be approximately $94 million in 2008 and $89 million in 2009. Operating expenses include pollution control equipment operation and maintenance costs, governmental payments, and research and engineering costs.

Total environmental capital expenditures and operating expenses are not expected to have a material effect on the Corporation's total capital and operating expenditures, consolidated earnings or competitive position. However, current environmental spending estimates could be modified as a result of changes in the Corporation's plans, changes in legal requirements, including any requirements related to global climate change, or other factors.

Employees

In its worldwide consolidated operations, the Corporation had nearly 53,000 employees as of December 31, 2007.

Item 10 of this Form 10-K identifies executive officers of the Corporation and is incorporated herein by reference.

Available Information

The Corporation makes available financial information, news releases and other information on the Corporation's website at *www.kimberly-clark.com*. There is a direct link from the website to the Corporation's Securities and Exchange Commission filings via the EDGAR database, where the Corporation's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge as soon as reasonably practicable after the Corporation files such reports and amendments with, or furnishes them to, the Securities and Exchange Commission. Stockholders may also contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1522 to obtain a hard copy of these reports without charge.

ITEM 1A. RISK FACTORS

The following factors, as well as factors described elsewhere in this Form 10-K, or in other filings by the Corporation with the Securities and Exchange Commission, could adversely affect the Corporation's consolidated financial position, results of operations or cash flows. Other factors not presently known to us or that we presently believe are not material could also affect our business operations and financial results.

Significant increases in prices for raw materials, energy, transportation and other necessary supplies and services could adversely affect the Corporation's financial results.

Increases in the cost of and availability of raw materials, including pulp and petroleum-based materials, the cost of energy, transportation and other necessary services, supplier constraints, an inability to maintain favorable supplier arrangements and relations or an inability to avoid disruptions in production output caused by such events as natural disasters, power outages, labor strikes, and the like could have an adverse effect on the Corporation's financial results.

Cellulose fiber, in the form of kraft pulp or recycled fiber from recovered waste paper, is used extensively in the Corporation's tissue products and is subject to significant price fluctuations due to the cyclical nature of these fiber markets. Recycled fiber accounts for approximately 31 percent of the Corporation and its equity companies' overall fiber requirements.

Increases in pulp prices could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if such adjustments significantly trail the increases in pulp prices. On a worldwide basis, the Corporation supplies approximately 8 percent of its virgin fiber needs from internal pulp manufacturing operations. Derivative instruments have not been used to manage these risks.

A number of the Corporation's products, such as diapers, training and youth pants, incontinence care products, disposable wipes and various health care products, contain certain materials which are principally derived from petroleum. These materials are subject to price fluctuations based on changes in petroleum prices, availability and other factors. The Corporation purchases these materials from a number of suppliers. Significant increases in prices for these materials could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if adjustments significantly trail the increases in prices for these materials. Derivative instruments have not been used to manage these risks.

Although the Corporation believes that the supplies of raw materials needed to manufacture its products are adequate, global economic conditions, supplier capacity constraints and other factors could affect the availability of or prices for those raw materials.

The Corporation's manufacturing operations utilize electricity, natural gas and petroleum-based fuels.

To ensure that it uses all forms of energy cost-effectively, the Corporation maintains ongoing energy efficiency improvement programs at all of its manufacturing sites. The Corporation's contracts with energy suppliers vary as to price, payment terms, quantities and duration. The Corporation's energy costs are also affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions. There can be no assurance that the Corporation will be fully protected against substantial changes in the price or availability of energy sources. Derivative instruments are used to hedge a substantial portion of natural gas price risk in accordance with the Corporation's risk management policy.

Increased pricing pressure and intense competition for sales of the Corporation's products could have an adverse effect on the Corporation's financial results.

The Corporation competes in intensely competitive markets against well-known, branded products and private label products both domestically and internationally. Inherent risks in the Corporation's competitive strategy include uncertainties concerning trade and consumer acceptance, the effects of consolidation within retailer and distribution channels, and competitive reaction. Some of the Corporation's major competitors have undergone consolidation, which could result in increased competition and alter the dynamics of the industry. Such consolidation may give competitors greater financial resources and greater market penetration and enable competitors to offer a wider variety of products and services at more competitive prices, which could adversely affect the Corporation's financial results. It may be necessary for the Corporation to lower prices on its products and increase spending on advertising and promotions, each of which could adversely affect the Corporation's financial results. In addition, the Corporation incurs substantial development and marketing costs in introducing new and improved products and technologies. The introduction of a new consumer product (whether improved or newly developed) usually requires substantial expenditures for advertising and marketing to gain recognition in the marketplace. If a product gains consumer acceptance, it normally requires continued advertising and promotional support to maintain its relative market position. Some of the Corporation's competitors are larger and have greater financial resources than the Corporation. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than the Corporation can. The Corporation's ability to develop new products is affected by whether it can develop and fund technological innovations, receive and maintain necessary patent and trademark protection and successfully anticipate consumer needs and preferences.

There is no guarantee that the Corporation will be successful in developing new and improved products and technologies necessary to compete successfully in the industry or that the Corporation will be successful in advertising, marketing and selling its products.

Changes in the policies of our retail trade customers and increasing dependence on key retailers in developed markets may adversely affect our business.

The Corporation's products are sold in a highly competitive global marketplace, which is experiencing increased concentration and the growing presence of large-format retailers and discounters. With the consolidation of retail trade, especially in developed markets such as the U.S. and Europe, the Corporation is increasingly dependent on key retailers, and some of these retailers, including large-format retailers, may have greater bargaining power than does the Corporation. They may use this leverage to demand higher trade discounts or allowances which could lead to reduced profitability. The Corporation may also be negatively affected by changes in the policies of its retail trade customers, such as inventory de-stocking, limitations on access to shelf space, delisting of our products; additional requirements related to safety, environmental, social and other sustainability issues; and other conditions. If the Corporation loses a significant customer or if sales of its products to a significant customer materially decrease, the Corporation's business, financial condition and results of operations may be materially adversely affected.

There is no guarantee that the Corporation's efforts to reduce costs will be successful.

The Corporation began its Competitive Improvement Initiatives in the third quarter of 2005 to improve its competitive position by accelerating investments in targeted growth opportunities and streamlining manufacturing and administrative operations. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, the Corporation anticipates cost savings to result from reducing material costs and manufacturing waste and realizing productivity gains and distribution efficiencies in each of its business segments. If the Corporation cannot successfully implement the strategic cost reductions included in its Competitive Improvement Initiatives or other cost savings plans, the Corporation may not realize all anticipated benefits. Any negative impact these initiatives have on the Corporation's relationships with employees or customers or any failure to generate the anticipated efficiencies and savings could adversely affect the Corporation's financial results.

The Corporation's sales may not occur as estimated.

There is no guarantee that the Corporation will be able to anticipate consumer preferences, estimate sales of new products, estimate changes in population characteristics and the acceptance of the Corporation's products in new markets and anticipate changes in technology and competitive responses. As a result, the Corporation may not be able to achieve anticipated sales.

The Corporation's international operations are subject to foreign market risks which may adversely affect the Corporation's financial results.

Because the Corporation and its equity companies have manufacturing facilities in 39 countries and their products are sold in more than 150 countries, the Corporation's results may be substantially affected by foreign market risks. The Corporation is subject to the impact of economic and political instability in developing countries.

The Corporation faces increased risks in its international operations, including fluctuations in currency exchange rates, adverse political and economic conditions, legal and regulatory constraints, tariffs and other trade barriers, difficulties in enforcing contractual and intellectual property rights, costs and difficulties in managing international operations and potentially adverse tax consequences. Each of these factors could adversely affect the Corporation's financial results.

In addition, intense competition in European personal care and tissue markets and the challenging economic, political and competitive environments in Latin America and developing countries in Eastern Europe and Asia may slow the Corporation's sales growth and earnings potential. The Corporation's success internationally also depends on its ability to acquire or to form successful business alliances, and there is no guarantee that the Corporation will be able to acquire or form such alliances. In addition, there can be no assurance that the Corporation's products will be accepted in any particular market. The Corporation is subject to the movement of various currencies against each other and versus the U.S. dollar. Exposures, arising from transactions and commitments denominated in non-local currencies, are systematically hedged through foreign currency forward and swap contracts.

Translation exposure for the Corporation with respect to foreign operations generally is not hedged. There can be no assurance that the Corporation will be fully protected against substantial foreign currency fluctuations.

The Corporation may acquire new product lines or businesses and may have difficulties integrating future acquisitions or may not realize anticipated benefits of acquisitions.

The Corporation may pursue acquisitions of new product lines or businesses. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, services and products of the acquired product lines or businesses, personnel turnover and the diversion of management's attention from other business concerns. We may be unable to identify suitable acquisition candidates or may be unable to successfully integrate and manage product lines or businesses that we may acquire in the future. In addition, we may be unable to achieve anticipated benefits or cost savings from future acquisitions in the timeframe we anticipate, or at all. Any inability by us to integrate and manage any acquired product lines or businesses in a timely and efficient manner, any inability to achieve anticipated cost savings or other anticipated benefits from these acquisitions in the time frame we anticipate or any unanticipated required increases in trade, promotional or capital spending could adversely affect our business, consolidated financial condition, results of operations or liquidity. Moreover, future acquisitions by us could result in our incurring substantial additional indebtedness, being exposed to contingent liabilities or incurring the impairment of goodwill and other intangible assets, all of which could adversely affect our financial condition, results of operations and liquidity.

Pending litigation and administrative actions could have an adverse effect on the Corporation.

There is no guarantee that the Corporation will be successful in defending itself in legal and administrative actions or in asserting its rights under various laws, including intellectual property laws. In addition, the Corporation could incur substantial costs in defending itself or in asserting its rights in such actions. The costs and other effects of pending litigation and administrative actions against the Corporation cannot be determined with certainty. Although management believes that no such proceedings will have a material adverse effect on the Corporation, there can be no assurance that the outcome of such proceedings will be as expected. See Item 3, "Legal Proceedings."

The Corporation obtains certain administrative services from third parties which previously were provided by employees of the Corporation. If the third-party service providers fail to satisfactorily perform their administrative services, our operations could be adversely impacted.

As part of the Corporation's Global Business Plan, a number of administrative functions have been transferred to third-party service providers. Those functions include certain: information technology; finance and accounting; sourcing and supply management; and human resources services. Although moving these administrative functions to third-party service providers is expected to improve certain capabilities and lower the Corporation's cost of operations, the Corporation could experience disruptions in the quality and timeliness of the services. Disruptions or delays at the third-party service providers due to regional economic, business, environmental, or political events, or information technology system failures or military actions could adversely impact the Corporation's operations, payments to the Corporation's vendors, employees, and others, and the Corporation's ability to report financial and management information on a timely and accurate basis.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Management believes that the Corporation's and its equity affiliates' production facilities are suitable for their purpose and adequate to support their businesses. The extent of utilization of individual facilities varies, but they generally operate at or near capacity, except in certain instances such as when new products or technology are being introduced or when mills are being shut down.

The principal facilities of the Corporation (including the Corporation's equity companies) and the products or groups of products made at such facilities are as follows:

World Headquarters Location
Dallas, Texas

Operating Segments and Geographic Headquarters
Roswell, Georgia
Neenah, Wisconsin
Milsons Point, Australia
Seoul, Korea
Reigate, United Kingdom

Administrative Centers
Knoxville, Tennessee
Brighton, United Kingdom
Belen, Costa Rica

Worldwide Production and Service Facilities

United States

Alabama
Mobile—tissue products—(1) & (2)

Arizona
Tucson—health care products

Arkansas
Conway—feminine care and incontinence care products and nonwovens
Maumelle—wet wipes and nonwovens

California
Fullerton—tissue products—(1) & (2)

(1) Consumer Tissue

(2) K-C Professional & Other

Connecticut
New Milford—tissue products—(1)

Georgia
LaGrange—nonwovens

Kentucky
Owensboro—tissue products—(2)

Mississippi
Corinth—nonwovens, wipers and towels

North Carolina
Hendersonville—nonwovens
Lexington—nonwovens

Oklahoma
Jenks—tissue products—(1)

Pennsylvania
Chester—tissue products—(1)

South Carolina
Beech Island—diapers, wet wipes and tissue products—(1)

Tennessee
Loudon—tissue products—(2)

Texas
Del Rio—health care products
Paris—diapers and training, youth and swim pants
San Antonio—personal cleansing products and systems

Utah
Draper—health care products
Ogden—diapers

Washington
Everett—tissue products, wipers and pulp—(1) & (2)

Wisconsin
Marinette—tissue products and wipers—(1) & (2)
Neenah—feminine care, incontinence care products and nonwovens

(1) Consumer Tissue

(2) K-C Professional & Other

Outside the United States

Argentina
Bernal—tissue products—(1) & (2)
Pilar—feminine care and incontinence care products
San Luis—diapers

Australia
Albury—nonwovens
Ingleburn—diapers
Millicent—pulp and tissue products – (1) & (2)
Tantanoola—pulp

Bahrain
East Riffa—tissue products—(1), (2) & (3)

Bolivia
Santa Cruz—tissue products—(1) & (2)

Brazil
Correia Pinto—tissue products—(1)
Mogi das Cruzes—tissue products—(1) & (2)
Porto Alegre—feminine care products
Suzano—diapers, wet wipes and incontinence care products

Canada
Huntsville, Ontario—tissue products—(1)

China
Beijing—feminine care and adult care products
Guangzhou—tissue products—(1) & (2)
Nanjing—feminine care products
Shanghai—tissue products—(1) & (2)

Colombia
Barbosa—wipers, business and correspondence papers and notebooks—(2)
Puerto Tejada—tissue products—(1) & (2)
Tocancipa—diapers and feminine care products
Villa Rica—diapers and incontinence care products—(3)

Costa Rica
Belen—tissue products—(1) & (2)
Cartago—diapers and feminine care and incontinence care products

---

(1) Consumer Tissue

(2) K-C Professional & Other

(3) Equity company production facility

Czech Republic
Jaromer—diapers, youth and training pants and incontinence care products
Litovel—feminine care products

Dominican Republic
Santo Domingo—tissue products—(1)

Ecuador
Mapasingue—tissue products, diapers and feminine care products—(1) & (2)

El Salvador
Sitio del Niño – tissue products—(1) & (2)

France
Rouen—tissue products—(1)
Villey-Saint-Etienne—tissue products—(2)

Germany
Koblenz—tissue products—(2)
Reisholz—tissue products—(1)
Weinheim—health care products

Honduras
Villanueva—health care products

India
Pune—feminine care products and diapers—(3)

Indonesia
Jakarta—feminine care and tissue products—(1) & (2)

Israel
Afula—diapers and feminine care and incontinence care products
Hadera—tissue products—(1) & (2)
Nahariya—tissue products—(1) & (2)

Italy
Alanno—tissue products—(1)
Romagnano—tissue products—(1)

Korea
Anyang—feminine care products, diapers and tissue products—(1) & (2)
Kimcheon—tissue products and nonwovens—(1) & (2)
Taejon—feminine care products, diapers and nonwovens

(1) Consumer Tissue

(2) K-C Professional & Other

(3) Equity company production facility

Malaysia
Kluang—tissue and feminine care products—(1) & (2)

Mexico
Acuña—health care products
Bajio—tissue products—(1), (2) & (3)
Cuautitlan—feminine care products, diapers and nonwovens—(3)
Ecatepec—tissue products—(3)
Magdalena—health care products
Morelia—tissue products—(1) & (3)
Nogales—health care products
Orizaba—tissue products—(1), (2) & (3)
Ramos Arizpe—tissue products and diapers—(1), (2) & (3)
Texmelucan—tissue products—(2) & (3)
Tlaxcala—diapers, nonwovens and wet wipes—(3)

Peru
Puente Piedra—tissue products—(1) & (2)
Villa—diapers and feminine care and incontinence care products

Philippines
San Pedro, Laguna—feminine care products, diapers and tissue products—(1) & (2)

Poland
Klucze—tissue products—(1)

Saudi Arabia
Al-Khobar—diapers, feminine care and tissue products—(1), (2) & (3)

Singapore
Tuas—diapers

Slovak Republic
Piestany—health care products

South Africa
Cape Town—tissue and feminine care—(1) & (2)
Springs—tissue products and diapers—(1) & (2)

Spain
Aranguren—tissue products—(2)
Arceniega—tissue products and personal cleansing products and systems—(2)
Calatayud—diapers

(1) Consumer Tissue

(2) K-C Professional & Other

(3) Equity company production facility

Salamanca—tissue products—(1)
Telde, Canary Islands—tissue products—(1)

Switzerland
Niederbipp—tissue products—(1)

Taiwan
Chung Li—tissue, feminine care products and diapers—(1) & (2)
Hsin-Ying—tissue products—(1) & (2)
Ta-Yuan—tissue products—(1) & (2)

Thailand
Hat Yai—disposable gloves
Pathumthani—feminine care and tissue products
Samut Prakarn—tissue products—(1) & (2)

Turkey
Istanbul—diapers

United Kingdom
Barrow—tissue products—(1)
Barton-upon-Humber—diapers and nonwovens
Flint—tissue products and nonwovens—(1) & (2)
Northfleet—tissue products—(1)

Venezuela
Guaicaipuro—tissue products and diapers—(1) & (2)

Vietnam
Binh Duong—feminine care products

(1) Consumer Tissue

(2) K-C Professional & Other

ITEM 3. LEGAL PROCEEDINGS

The Corporation is subject to federal, state and local environmental protection laws and regulations with respect to its business operations and is operating in compliance with, or taking action aimed at ensuring compliance with, such laws and regulations. The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites. In management's opinion, none of the Corporation's compliance obligations with environmental protection laws and regulations, individually or in the aggregate, is expected to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

In May 2007, a wholly-owned subsidiary of the Corporation was served a summons in Pennsylvania state court by the Delaware County Regional Water Quality Authority ("Delcora"). Also in May 2007, Delcora initiated an administrative action against the Corporation. Delcora is a public agency that operates a sewerage system and a wastewater treatment facility serving industrial and municipal customers, including Kimberly-Clark's Chester Mill. Delcora also regulates the discharge of wastewater from the Chester Mill. Delcora has alleged in the summons and the administrative action that the Corporation underreported the quantity of effluent discharged to Delcora from the Chester Mill for several years due to an inaccurate effluent metering device and owes additional amounts. The Corporation's action for declaratory judgment in the Federal District Court for the Eastern District of Pennsylvania was dismissed in December 2007. The Corporation continues to believe that Delcora's allegations lack merit and intends to vigorously defend against Delcora's actions. In management's opinion, this matter is not expected to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

The Corporation received a notice of violation from the Washington State Department of Ecology ("DOE") in October 2007 alleging a violation of certain Washington State environmental regulations at the Corporation's property in Everett, Washington. In December 2007, the DOE notified the Corporation of its intention to seek a penalty of $235,000, based on the alleged violation. The Corporation believes that it has already corrected the alleged non-compliant activity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The dividend and market price data included in Item 8, Note 19 to the Consolidated Financial Statements is incorporated in this Item 5 by reference.

Quarterly dividends have been paid continually since 1935. Dividends are paid on or about the second business day of January, April, July and October. The Automatic Dividend Reinvestment service of Computershare Investor Services is available to Kimberly-Clark stockholders of record. The service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments up to $3,000 per quarter.

Kimberly-Clark common stock is listed on the New York Stock Exchange. The ticker symbol is KMB.

As of February 14, 2008, the Corporation had 30,458 holders of record of its common stock.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Form 10-K.

The Corporation regularly repurchases shares of Kimberly-Clark common stock pursuant to publicly announced share repurchase programs. During 2007, the Corporation purchased $2.8 billion worth of its common stock. The following table contains information for shares repurchased during the fourth quarter of 2007. None of the shares in this table were repurchased directly from any officer or director of the Corporation.

ISSUER PURCHASES OF EQUITY SECURITIES

Period (2007)	Total Number of Shares Purchased[a]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 to 31	1,392,000	$69.95	5,534,411	44,465,589
November 1 to 30	1,281,000	68.97	6,815,411	43,184,589
December 1 to 31	1,199,000	69.25	8,014,411	41,985,589
Total	3,872,000			

(a) All share repurchases between October 1, 2007 and December 31, 2007 were made pursuant to a share repurchase program authorized by the Corporation's Board of Directors on July 23, 2007, which allows for the repurchase of 50 million shares in an amount not to exceed $5.0 billion.

In addition, during November and December 2007, 3,606 shares at a cost of $249,716 and 3,315 shares at a cost of $232,953, respectively, were purchased from current or former employees in connection with the exercise of employee stock options and other awards. No such shares were purchased during October 2007.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31				
	2007	2006	2005[b]	2004[c]	2003[c]
	(Millions of dollars, except per share amounts)				
Net Sales	$18,266.0	$16,746.9	$15,902.6	$15,083.2	$14,026.3
Gross Profit	5,703.9	5,082.1	5,075.2	5,068.5	4,794.4
Operating Profit	2,616.4	2,101.5	2,310.6	2,506.4	2,331.6
Share of Net Income of Equity Companies	170.0	218.6[a]	136.6	124.8	107.0
Income from:					
Continuing operations	1,822.9	1,499.5	1,580.6	1,770.4	1,643.6
Discontinued operations	—	—	—	29.8	50.6
Cumulative effect of accounting change	—	—	(12.3)	—	—
Net income	1,822.9	1,499.5	1,568.3	1,800.2	1,694.2
Per share basis:					
Basic					
Continuing operations	4.13	3.27	3.33	3.58	3.24
Discontinued operations	—	—	—	.06	.10
Cumulative effect of accounting change	—	—	(.03)	—	—
Net income	4.13	3.27	3.30	3.64	3.34
Diluted					
Continuing operations	4.09	3.25	3.31	3.55	3.23
Discontinued operations	—	—	—	.06	.10
Cumulative effect of accounting change	—	—	(.03)	—	—
Net income	4.09	3.25	3.28	3.61	3.33
Cash Dividends Per Share					
Declared	2.12	1.96	1.80	1.60	1.36
Paid	2.08	1.92	1.75	1.54	1.32
Total Assets	$18,439.7	$17,067.0	$16,303.2	$17,018.0	$16,779.9
Long-Term Debt	4,393.9	2,276.0	2,594.7	2,298.0	2,733.7
Stockholders' Equity	5,223.7	6,097.4	5,558.2	6,629.5	6,766.3

(a) The Corporation's share of net income includes a gain of approximately $46 million from the sale by Kimberly-Clark de Mexico, S.A.B. de C.V. of its pulp and paper business.

(b) In accordance with the requirements of Financial Accounting Standards Board Interpretation ("FIN") 47, *Accounting for Conditional Asset Retirement Obligations*, the Corporation recorded a pretax asset retirement obligation of $23.6 million at December 31, 2005. The cumulative effect on income, net of related income tax effects, of recording the asset retirement obligation was $12.3 million, or $.03 per share. See Item 8, Note 1 to the Consolidated Financial Statements.

(c) Income statement data present the results of Neenah Paper's fine and technical papers businesses as discontinued operations since those businesses were spun-off in 2004.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

This management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to provide investors with an understanding of the Corporation's past performance, its financial condition and its prospects. The following will be discussed and analyzed:

- Overview of Business
- Overview of 2007 Results
- Results of Operations and Related Information
- Liquidity and Capital Resources
- Variable Interest Entities
- Critical Accounting Policies and Use of Estimates
- Legal Matters
- New Accounting Standards
- Business Outlook
- Forward-Looking Statements

Overview of Business

The Corporation is a global health and hygiene company with manufacturing facilities in 36 countries and its products are sold in more than 150 countries. The Corporation's products are sold under such well-known brands as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend. The Corporation has four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. These global business segments are described in greater detail in Item 8, Note 17 to the Consolidated Financial Statements.

In managing its global business, the Corporation's management believes that developing new and improved products, responding effectively to competitive challenges, obtaining and maintaining leading market shares, controlling costs, and managing currency and commodity risks are important to the long-term success of the Corporation. The discussion and analysis of results of operations and other related information will refer to these factors.

- Product innovation—Past results and future prospects depend in large part on product innovation. The Corporation relies on its ability to develop and introduce new or improved products to drive sales and volume growth and to achieve and/or maintain category leadership. In order to introduce new or improved products, the technology to support those products must be acquired or developed. Research and development expenditures are directed towards new or improved personal care, tissue and health care products and nonwoven materials.
- Competitive environment—Past results and future prospects are significantly affected by the competitive environment in which we operate. We experience intense competition for sales of our

principal products in our major markets, both domestically and internationally. Our products compete with widely-advertised, well-known, branded products, as well as private label products, which are typically sold at lower prices. We have several major competitors in most of our markets, some of which are larger and more diversified. The principal methods and elements of competition include brand recognition and loyalty, product innovation, quality and performance, price, and marketing and distribution capabilities.

Aggressive competitive actions in 2006 and 2007 have required increased promotional spending to support new product introductions and enable competitive pricing in order to protect the position of the Corporation's products in the market. We expect competition to continue to be intense in 2008.

- Market shares—Achieving leading market shares in our principal products has been an important part of our past performance. We hold number 1 or 2 share positions in more than 80 countries. Achieving and maintaining leading market shares is important because of ongoing consolidation of retailers and the trend of leading merchandisers seeking to stock only the top competitive brands.
- Cost controls—To maintain our competitive position, we must control our manufacturing, distribution and other costs. We have achieved cost savings from reducing material costs and manufacturing waste and realizing productivity gains and distribution efficiencies in our business segments. Our ability to control costs can be affected by changes in the price of pulp, oil and other commodities we consume in our manufacturing processes. Our strategic investments in information systems and partnering with third-party providers of administrative services should also allow further cost savings through streamlining administrative activities.
- Foreign currency and commodity risks—As a multinational enterprise, we are exposed to changes in foreign currency exchange rates, and we are also exposed to changes in commodity prices. Our ability to effectively manage these risks can have a material impact on our results of operations.

Overview of 2007 Results

The Corporation experienced significant raw materials cost inflation in 2007, as well as continued competitive pressures.

- Net sales rose 9.1 percent.
  - Growth was driven by higher sales volumes, favorable currency effects, increased net selling prices and an improved product mix.
- Operating profit increased 24.5 percent and net income and diluted earnings per share increased 21.6 percent and 25.8 percent, respectively.
  - Higher net sales, lower charges for the strategic cost reduction plan of $377 million and cost savings of about $265 million overcame the effects of about $350 million of cost inflation and a $50 million increase in strategic marketing expense.
- Cash flow from operations was $2.4 billion, a decrease of 5.8 percent.
  - The Corporation returned $3.7 billion to shareholders through dividends and share repurchases.

Results of Operations and Related Information

This section contains a discussion and analysis of net sales, operating profit and other information relevant to an understanding of 2007 results of operations. This discussion and analysis compares 2007 results to 2006, and 2006 results to 2005. Each discussion focuses first on consolidated results, and then the results of each reportable business segment.

Analysis of Consolidated Net Sales

By Business Segment

	Year Ended December 31		
	2007	**2006**	**2005**
	(Millions of dollars)		
Personal Care	**$ 7,562.7**	$ 6,740.9	$ 6,287.4
Consumer Tissue	**6,474.5**	5,982.0	5,781.3
K-C Professional & Other	**3,039.2**	2,813.1	2,672.2
Health Care	**1,206.8**	1,237.4	1,149.6
Corporate & Other	**40.7**	32.3	31.4
Intersegment sales	**(57.9)**	(58.8)	(19.3)
Consolidated	**$18,266.0**	$16,746.9	$15,902.6

By Geographic Area

	Year Ended December 31		
	2007	**2006**	**2005**
	(Millions of dollars)		
United States	**$ 9,875.6**	$ 9,405.6	$ 9,093.1
Canada	**568.8**	538.0	516.4
Intergeographic sales	**(252.3)**	(249.2)	(254.7)
Total North America	**10,192.1**	9,694.4	9,354.8
Europe	**3,469.4**	3,153.4	3,072.8
Asia, Latin America and other	**5,251.7**	4,480.9	4,019.2
Intergeographic sales	**(647.2)**	(581.8)	(544.2)
Consolidated	**$18,266.0**	$16,746.9	$15,902.6

Commentary:

2007 versus 2006

	Percent Change in Net Sales Versus Prior Year				
		Changes Due To			
	Total Change	**Volume**	**Net Price**	**Currency**	**Mix/ Other**
Consolidated	9.1	4	1	3	1
Personal Care	12.2	8	—	3	1
Consumer Tissue	8.2	1	2	4	1
K-C Professional & Other	8.0	3	1	3	1
Health Care	(2.5)	(5)	—	1	1

Consolidated net sales increased 9.1 percent from 2006. Sales volumes rose 4 percent, driven by growth in the personal care and K-C Professional & Other segments. Net selling prices increased 1 percent primarily on higher net selling prices for consumer tissue. Favorable currency effects, primarily in Europe, Australia and Brazil, and improved product mix added about 3 percent and 1 percent, respectively, to the increase.

- Worldwide net sales of personal care products increased 12.2 percent due to higher sales volumes, favorable currency effects and improved product mix, while net selling prices remained about the same as last year. Each of the regions contributed to the increased sales volumes.

  In North America, net sales increased nearly 8 percent primarily on the strength of increased sales volumes. Product innovations spurred volume growth, with a double-digit gain for Huggies baby wipes, high single-digit growth for Huggies diapers and mid single-digit increases for the Corporation's child care and incontinence care brands. Child care sales volumes benefited from the late third quarter introduction of GoodNites Sleep Boxers and Sleep Shorts, a unique offering in the youth pants category. Meanwhile, sales volumes of Kotex feminine care products were below year-ago levels. Net selling prices increased about 1 percent.

  Net sales in Europe increased about 11 percent, principally due to favorable currency effects. Higher sales volumes of more than 2 percent were offset by lower net selling prices. The sales volume gains reflect higher sales of Huggies diapers and baby wipes across the region, including a more than 2 percent volume gain for Huggies diapers in the four core markets—United Kingdom, France, Italy and Spain. The lower net selling prices were due to meeting competitive promotional activity.

  In the developing and emerging markets, net sales increased nearly 21 percent driven by a more than 13 percent increase in sales volumes. The growth in sales volumes was broad-based, with particular strength throughout most of Latin America and in South Korea, China and Russia. Favorable currency effects, primarily in Australia and Brazil, added about 6 percent to the higher net sales while net selling prices were about even with last year.

- Worldwide net sales of consumer tissue products increased 8.2 percent with about half the gain coming from favorable currency effects, primarily in Europe, Australia and Brazil. Higher net selling prices, principally in North America and the developing and emerging markets, added 2 percent to the higher net sales while higher sales volumes and favorable product mix each contributed about 1 percent.

  In North America, net sales rose more than 5 percent due to nearly 3 percent higher sales volumes and about 2 percent higher net selling prices. Sales volumes for bathroom tissue and paper towels increased 5 percent and 4 percent, respectively, on growth for Scott bathroom tissue and Viva paper towels reflecting product improvements for these brands. Net selling prices were impacted by promotional activity, late in the year, in support of product upgrades, including the Corporation's improved Cottonelle bathroom tissue, as well as to support facial tissue in anticipation of a seasonal pick-up in sales volumes that had not yet occurred because of a weaker cold and flu season in the fourth quarter of 2007.

  In Europe, net sales increased approximately 9 percent, principally due to favorable currency exchange rates. Improved product mix was negated by an overall sales volume decline of about 1 percent that resulted from the Corporation's 2006 decision to shed low-margin business following the sale or closure of certain facilities in the region. Sales volume increases for Andrex bathroom tissue and Kleenex facial tissue were not sufficient to offset the withdrawal from the low-margin business. Net selling prices remained about the same as in the prior year.

  In the developing and emerging markets, net sales increased more than 12 percent. About half of the increase was due to favorable currency effects. Improved product mix of nearly 3 percent was tempered by lower sales volumes of slightly more than 1 percent. Net selling prices increased almost 5 percent as selling prices were raised during the year in most developing and emerging markets in response to higher raw material costs.

- Worldwide net sales of K-C Professional & Other products increased 8.0 percent. Sales volumes increased more than 3 percent with double-digit growth in Latin America and 4 percent higher sales volumes in North America led by advances for Kleenex, Scott and Cottonelle washroom brands and Kimtech and WypAll wiper brands. Higher net selling prices added about 1 percent to the increase in net sales and favorable currency effects contributed over 3 percent.

- Worldwide net sales of health care products declined about 2.5 percent. Improved product mix of about 1 percent and favorable currency effects of the same magnitude partially offset a decline in sales volumes of about 5 percent. The decrease in sales volumes was mainly attributable to a higher level of sales of face masks last year primarily due to avian flu preparedness and the impact of the Corporation's decision in the second half of 2006 to exit the latex exam glove business. During 2007, the Corporation made progress in transitioning customers and users from latex to its higher-margin, clinically-preferred nitrile gloves. Sales of exam gloves improved sequentially in the fourth quarter of 2007 versus the third quarter 2007 levels. Nevertheless, the growth in sales of nitrile gloves did not compensate for the drop-off in sales of latex gloves, due in part to supply constraints earlier in 2007 and competitive market conditions. In other areas of the business, sales of medical devices, particularly Ballard respiratory catheters, generated high single-digit improvement.

2006 versus 2005

	Percent Change in Net Sales Versus Prior Year				
		Changes Due To			
	Total Change	Volume	Net Price	Currency	Mix/ Other
Consolidated	5.3	2	1	1	1
Personal Care	7.2	6	(1)	1	1
Consumer Tissue	3.5	(1)	3	1	1
K-C Professional & Other	5.3	1	2	1	1
Health Care	7.6	6	1	—	1

Consolidated net sales increased 5.3 percent from 2005. Sales volumes rose more than 2 percent, driven by growth in the personal care and health care segments. Net selling prices increased more than 1 percent, as higher net selling prices for consumer tissue were partially offset by lower net selling prices for personal care. Favorable currency effects, primarily in Korea and Brazil, and improved product mix each added about 1 percent.

- Worldwide net sales of personal care products increased 7.2 percent due to higher sales volumes, with each of the regions contributing to the increase, favorable currency effects and improved product mix, partially offset by lower net selling prices.

  In North America, net sales increased about 4 percent principally resulting from higher sales volumes for disposable diapers, continued growth in child care products—GoodNites youth pants and Pull-Ups training pants—Huggies baby wipes and incontinence care products, partially offset by continued lower feminine care sales volumes. Lower net selling prices of about 1 percent due to competitive pressures were partially offset by a favorable Canadian dollar currency effect.

  Net sales in Europe were even with the prior year as higher sales volumes were offset by lower net selling prices. Increased sales volumes, primarily for disposable diapers, were tempered by lower sales volumes for feminine care products.

  In the developing and emerging markets, net sales grew 14 percent with each of the regions contributing to the increase. The overall increase was driven by more than 9 percent higher sales volumes reflecting double-digit growth in Latin America and the Middle East, Africa and Eastern Europe. Favorable product mix, led by results in Korea, and favorable currency effects, primarily in Korea and Brazil, each added about 2 percent to the net sales gain.

- Worldwide net sales of consumer tissue products increased 3.5 percent primarily due to higher net selling prices in each geographic region.

  In North America, net sales were nearly 4 percent higher principally due to increased net selling prices as the benefit of improved product mix was partially offset by lower sales volumes. The higher net selling prices resulted from price increases in February 2006 on bathroom tissue and towels, and a price increase in April 2006 for facial tissue. The price increases were tempered by higher promotional spending.

  In Europe, net sales declined about 1 percent because higher net selling prices and favorable product mix did not offset lower sales volumes. The lower sales volumes were due, in part, to the strategy of exiting low margin businesses.

  In the developing and emerging markets, net sales advanced about 9 percent. Sales volumes increased more than 1 percent, net selling prices rose nearly 4 percent and favorable product mix and currency each added nearly 2 percent. Each of the regions contributed to the higher net selling prices, and Korea and Brazil provided the most significant currency gains.

- Worldwide net sales of K-C Professional & Other products increased 5.3 percent due to 2 percent higher net selling prices, while sales volumes, favorable product mix and currency each added about 1 percent. North America led the higher net selling prices due to several contract price increases over the last two years.

- Worldwide net sales of health care products rose 7.6 percent on the strength of nearly 6 percent higher sales volumes. The sales volume growth reflects gains for face masks, sterilization wrap and the new Sterling Nitrile exam glove. Higher net selling prices and favorable product mix each contributed about 1 percent to the increase.

Analysis of Consolidated Operating Profit

By Business Segment

	Year Ended December 31		
	2007	**2006**	**2005**
	(Millions of dollars)		
Personal Care	**$1,562.4**	$1,302.5	$1,242.2
Consumer Tissue	**702.4**	772.6	805.8
K-C Professional & Other	**478.2**	472.1	472.8
Health Care	**195.0**	211.2	200.4
Other income and (expense), net	**18.4**	(32.3)	(27.2)
Corporate & Other	**(340.0)**	(624.6)	(383.4)
Consolidated	**$2,616.4**	$2,101.5	$2,310.6

By Geographic Area

	Year Ended December 31		
	2007	2006	2005
	(Millions of dollars)		
United States	**$1,852.6**	$1,856.2	$1,973.5
Canada	**157.2**	142.8	107.7
Europe	**258.1**	211.1	165.9
Asia, Latin America and other	**670.1**	548.3	474.1
Other income and (expense), net	**18.4**	(32.3)	(27.2)
Corporate & Other	**(340.0)**	(624.6)	(383.4)
Consolidated	**$2,616.4**	$2,101.5	$2,310.6

Note: Other income and (expense), net and Corporate & Other include the following amounts of pretax charges for the strategic cost reductions.

	2007	2006	2005
	(Millions of dollars)		
Other income and (expense), net	**$ 14.0**	$ (8.0)	$ —
Corporate & Other	**(121.2)**	(476.4)	(228.6)

Commentary:

2007 versus 2006

	Percentage Change in Operating Profit Versus Prior Year						
		Change Due To					
	Total Change	Volume	Net Price	Raw Materials Cost	Energy and Distribution Expense	Currency	Other[(a)]
Consolidated	24.5	16	8	(16)	(4)	4	17[(b)]
Personal Care	20.0	19	1	(8)	(2)	3	7
Consumer Tissue	(9.1)	6	16	(18)	(7)	2	(8)
K-C Professional & Other	1.3	8	6	(16)	(1)	2	2
Health Care	(7.7)	1	(2)	(6)	(4)	6	(3)

(a) Includes the benefit of cost savings achieved, net of higher marketing and general expenses.

(b) Charges for strategic cost reductions were $377.2 million lower in 2007 than in 2006.

Consolidated operating profit increased $514.9 million or 24.5 percent. Lower charges for the Strategic Cost Reduction Plan (the "Plan") increased operating profit by $377.2 million. These charges, as discussed later in this MD&A and in Item 8, Note 2 to the Consolidated Financial Statements, are not included in the business segments. In addition, cost savings generated by the Plan totaled approximately $105 million during 2007. Other factors affecting the comparison with 2006 were savings of nearly $160 million for the Corporation's Focused On Reducing Costs Everywhere program, higher sales volumes and increased net selling prices. Partially offsetting these improvements were raw materials cost inflation of almost $350 million, increased strategic marketing expenses of about $50 million and higher general and administrative expenses. The increased general and administrative expenses were to a large extent in support of growth in the developing and emerging markets. Operating profit as a percent of net sales increased to 14.3 percent from 12.5 percent in 2006.

- Operating profit for personal care products increased 20.0 percent. Cost savings and higher sales volumes more than offset raw materials cost inflation, the costs for product improvements and increased general and administrative expenses.

  Operating profit in North America increased nearly 13 percent primarily on the strength of higher sales volumes. Cost savings and slightly higher net selling prices offset the effect of raw materials cost inflation. Increased operating profit in Europe was driven by cost savings and higher sales volumes, despite lower net selling prices. Operating profit in the developing and emerging markets increased more than 25 percent on sales volume growth and cost savings that more than offset increased marketing and general and administrative expenses.

- Operating profit for consumer tissue products decreased 9.1 percent as higher net selling prices and cost savings were more than offset by raw materials cost inflation, the costs for product improvements and higher manufacturing costs.

  In North America, operating profit declined more than 15 percent because higher net selling prices were more than offset by raw materials cost inflation, primarily pulp costs, the costs of product improvements and higher manufacturing costs. Operating profit in Europe increased due to cost savings and favorable currency effects tempered by raw materials cost inflation and higher marketing and general and administrative expenses. In the developing and emerging markets, operating profit declined slightly as net selling price gains were more than offset by increased pulp costs, higher manufacturing costs and increased general and administrative expenses.

- Operating profit for K-C Professional & Other products increased 1.3 percent because higher sales volumes, increased net selling prices and cost savings were substantially negated by cost inflation for both virgin fiber and wastepaper.

- Operating profit for health care products decreased 7.7 percent as the benefits of cost savings and favorable currency effects were more than offset by raw materials cost inflation, primarily for nonwovens, and increased distribution and selling expenses.

Strategic Cost Reduction Plan

During 2007, the Corporation continued to make progress implementing the Strategic Cost Reduction Plan that supports the targeted growth initiatives announced in July 2005. As previously disclosed, management expects this plan to reduce costs by streamlining manufacturing and administrative operations, primarily in North America and Europe, creating a more competitive platform for growth and margin improvement.

Pretax charges totaling $107.2 million, $484.4 million and $228.6 million for these cost reduction initiatives ($61.4 million, $345.0 million and $167.6 million after tax) were recorded in 2007, 2006 and 2005, respectively. See Item 8, Note 2 to the Consolidated Financial Statements for the detail of the costs recorded by year.

Based on current estimates, the strategic cost reductions are expected to result in cumulative charges of approximately $880 million to $910 million before tax ($610—$630 million after tax) by the end of 2008. The change in estimate from the previous range of $950 million to $1.0 billion is primarily due to reduced severances because of higher attrition, as well as higher than anticipated proceeds from asset sales. The Corporation expects the Plan will yield anticipated annual pretax savings of at least $350 million by 2009. Continuous productivity gains over the last several years along with investments in state-of-the-art manufacturing capacity are enabling the Corporation to consolidate production at fewer facilities. Cash costs related to the sale, closure or streamlining of operations, relocation of equipment, severance and other expenses are expected to account for approximately 35 percent of the charges. Noncash charges consist primarily of incremental depreciation and amortization and asset impairments and write-offs.

By the end of 2008, management anticipates there will be a net workforce reduction of about 10 percent, or approximately 6,000 employees. As of December 31, 2007, a net workforce reduction of approximately 4,700 had occurred. Approximately 24 manufacturing facilities, or 17 percent of the Corporation's worldwide total, are expected to be sold, closed or streamlined. There is a particular focus on Europe, aimed at improving business results in the region. The Corporation intends to continue to consolidate and streamline manufacturing facilities, further improve operating efficiencies, and reduce selling, general and administrative expenses while reinvesting in key growth opportunities there. As of December 31, 2007, charges have been recorded related to the cost reduction initiatives for 23 facilities.

The strategic cost reductions are corporate decisions and are not included in the business segments' operating profit performance. See Item 8, Note 17 to the Consolidated Financial Statements for the 2007, 2006 and 2005 costs of the strategic cost reductions by business segment and geographic area.

Other income and (expense), net

Other income and (expense), net for 2007 includes a gain of $16.4 million for the settlement of litigation related to prior years' operations in Latin America. Currency transaction losses included in this line item were about $10 million lower in 2007 than in 2006. In addition, gains on dispositions of facilities in 2007, as part of the Strategic Cost Reduction Plan, were about $14 million compared with costs of $8 million in 2006.

Commentary:

2006 versus 2005

	Percentage Change in Operating Profit Versus Prior Year						
		Change Due To					
	Total Change	Volume	Net Price	Raw Materials Cost	Energy and Distribution Expense	Currency	Other[a]
Consolidated	(9.0)	7	9	(10)	(8)	2	(9)[b]
Personal Care	4.9	10	(5)	(7)	(2)	2	7
Consumer Tissue	(4.1)	(2)	23	(11)	(13)	—	(1)
K-C Professional & Other	(.1)	1	12	(7)	(7)	1	—
Health Care	5.4	18	4	(12)	(5)	—	—

(a) Includes the benefit of cost savings achieved, net of higher marketing and general expenses.

(b) Charges for strategic cost reductions were $255.8 million higher in 2006 than in 2005.

Consolidated operating profit declined 9.0 percent or $209.1 million. Primary factors that affected the comparison were approximately $256 million of higher charges in 2006 for the Strategic Cost Reduction Plan that are not included in the business segments (as previously discussed in this MD&A and in Item 8, Note 2 to the Consolidated Financial Statements), cost inflation of about $385 million and higher marketing, research and general expenses. Partially offsetting those factors were gross cost savings of about $265 million, higher net selling prices and increased sales volumes. As discussed in Item 8, Note 6 to the Consolidated Financial Statements, effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment* ("SFAS 123R"). Stock option expense, under the provisions of SFAS 123R, reduced 2006 operating profit by about $35 million. Operating profit as a percent of net sales declined to 12.5 percent from 14.5 percent in 2005.

- Operating profit for personal care products increased 4.9 percent. Cost savings and higher sales volumes more than offset raw material cost inflation—primarily for polymer resins and superabsorbents—and lower net selling prices.

Operating profit in North America was even with 2005 as higher sales volumes and cost savings were offset by lower net selling prices, materials cost inflation and higher manufacturing costs partly related to product improvements. In Europe, operating results improved due to higher sales volumes, cost savings and lower marketing, research and general expenses. Operating profit in the developing and emerging markets increased more than 10 percent primarily due to increased sales volumes and improved product mix, tempered by increased marketing expenses.

- Operating profit for consumer tissue products decreased 4.1 percent as higher net selling prices were more than offset by cost inflation, primarily for pulp, increased energy and distribution expenses and higher marketing, research and general expenses.

  In North America, operating profit declined nearly 3 percent due to higher pulp, energy, distribution, manufacturing and start-up costs that more than offset higher net selling prices. Operating profit in Europe decreased as higher pulp and energy costs and increased manufacturing expenses more than offset higher net selling prices and cost savings. In the developing and emerging markets, operating profit declined as higher pulp, distribution and marketing, research and general expenses more than offset the increased net selling prices.

- Operating profit for K-C Professional & Other products declined .1 percent because higher pulp, energy and distribution costs and increased marketing, research and general expenses more than offset higher net selling prices and cost savings.

- Operating profit for health care products increased 5.4 percent. The higher sales volumes, favorable product mix and cost savings combined to more than offset raw materials inflation and higher general expenses.

Other income and (expense), net

Other income and (expense), net increased by $5.1 million in 2006. While currency transaction losses were lower in 2006 than the prior year, 2005 included income of approximately $22 million from an insurance claim for partial recovery of damages related to a fire in 2004 at a facility in Europe. Also included in 2006 are the previously mentioned costs of $8.0 million for facilities disposed of as part of the strategic cost reduction plan.

Additional Income Statement Commentary

Synthetic Fuel Partnerships

As described in Item 8, Note 14 to the Consolidated Financial Statements, the Corporation owns minority interests in two synthetic fuel partnerships. Pretax losses from participation in these partnerships are reported as nonoperating expense in the Consolidated Income Statement. The lower level of losses in 2007 and 2006 compared with 2005 was primarily due to the partnerships reducing operations in anticipation of the phase-out of related income tax credits as the price of crude oil increased during both 2007 and 2006. The Corporation's income tax provision was reduced by $80.5 million in 2007, compared with $86.0 million in 2006 resulting from the income tax credits and tax benefits of these investments. The Corporation's income tax provision in 2006 was $148.3 million higher as a result of decreased income tax credits and tax benefits compared with 2005. Diluted earnings per share benefited by $.03 in 2007 compared with $.04 and $.12 in 2006 and 2005, respectively, from the synthetic fuel investments.

2007 versus 2006

- Interest expense increased principally due to a higher average level of debt. See Item 8, Note 4 to the Consolidated Financial Statements for detail on debt issued in the third quarter of 2007.

- The Corporation's effective income tax rate was 23.1 percent for 2007 compared with 25.4 percent in 2006. The decrease for 2007 was primarily due to favorable settlements of tax issues related to prior years and the reversal of valuation allowances on deferred tax assets at certain majority-owned subsidiaries in Latin America based on a sustained improvement in the subsidiaries' operating results partially offset by lower foreign tax credit benefits in 2007.
- The Corporation's share of net income from equity companies decreased $48.6 million primarily due to lower net income at Kimberly-Clark de Mexico, S.A.B. de C.V. ("KCM"). Included in 2006 results was a gain of $45.6 million from the sale by KCM of its pulp and paper business. The remainder of the decline was due to lower operating profit at KCM as net sales growth did not overcome the effect of higher raw materials costs.
- Minority owners' share of subsidiaries net income increased $33.3 million primarily due to the minority owners' share of the above-mentioned tax benefits at majority-owned subsidiaries.
- As a result of the Corporation's share repurchase program, including the Accelerated Share Repurchase ("ASR") program, the average number of common shares outstanding declined, which benefited 2007 net income by $.14 per share. This benefit was mostly offset by the higher interest expense associated with the third quarter 2007 debt issuances that funded the ASR. See Item 8, Note 8 to the Consolidated Financial Statements for detail on the ASR.

2006 versus 2005

- Interest expense increased primarily due to higher average interest rates.
- The Corporation's effective tax rate was 25.4 percent in 2006 compared with 22.3 percent in 2005 primarily due to the reduced benefits from the synthetic fuel partnerships discussed above.
- The Corporation's share of net income of equity companies increased $82.0 million including the $45.6 million gain from the sale of KCM's pulp and paper business in the fourth quarter of 2006. The remainder of the increase was driven by continued double-digit profit growth for KCM's consumer business as well as lower currency transaction losses at KCM compared with 2005.
- Minority owners' share of subsidiaries' net income increased $8.3 million primarily because of higher earnings of companies in the developing and emerging markets.
- As a result of the Corporation's share repurchase program, the average number of common shares outstanding declined, which benefited 2006 net income by $.11 per share.

Liquidity and Capital Resources

	Year Ended December 31	
	2007	2006
	(Millions of dollars)	
Cash provided by operations	**$2,428.9**	$2,579.5
Capital spending	**989.3**	972.1
Acquisitions of businesses, net of cash acquired	**15.7**	99.6
Ratio of total debt and redeemable preferred securities to capital[a]	**53.2%**	40.3%
Pretax interest coverage—times	**8.2**	8.0

(a) Capital is total debt and redeemable preferred securities plus stockholders' equity and minority owners' interest in subsidiaries.

Cash Flow Commentary:

Cash provided by operations decreased $150.6 million in 2007 compared with 2006. Included in 2006 was a special dividend of $123 million from KCM, and the balance of the decrease was primarily due to a higher investment in working capital.

Contractual Obligations:

The following table presents the Corporation's total contractual obligations for which cash flows are fixed or determinable.

	Total	2008	2009	2010	2011	2012	2013+
			(Millions of dollars)				
Contractual obligations							
Long-term debt	$ 4,635	$ 241	$ 70	$ 488	$ 9	$405	$3,422
Interest payments on long-term debt	3,099	263	251	236	220	220	1,909
Operating leases	577	126	102	79	65	52	153
Unconditional purchase obligations	2,351	721	599	511	123	109	288
Open purchase orders	1,420	1,420	—	—	—	—	—
Total contractual obligations	$12,082	$2,771	$1,022	$1,314	$417	$786	$5,772

Obligations Commentary:

- Projected interest payments for variable-rate debt were calculated based on the outstanding principal amounts and prevailing market rates as of December 31, 2007.
- The unconditional purchase obligations are for the purchase of raw materials, primarily pulp and utilities. Although the Corporation is primarily liable for payments on the above operating leases and unconditional purchase obligations, based on historic operating performance and forecasted future cash flows, management believes the Corporation's exposure to losses, if any, under these arrangements is not material.
- The open purchase orders displayed in the table represent amounts the Corporation anticipates will become payable within the next year for goods and services it has negotiated for delivery.

The above table does not include future payments that the Corporation will make for other postretirement benefit obligations. Those amounts are estimated using actuarial assumptions, including expected future service, to project the future obligations. Based upon those projections, the Corporation anticipates making annual payments for these obligations within a range from more than $85 million in 2008 to more than $100 million by 2017.

As of December 31, 2007, the Corporation has accrued income tax liabilities for uncertain tax positions. These liabilities have not been presented in the table above due to uncertainty as to amounts and timing regarding future payments.

Deferred taxes, minority owners' interests and payments related to pension plans are also not included in the table.

A consolidated financing subsidiary has issued two classes of redeemable preferred securities. The holder of the securities can elect to have the subsidiary redeem the first class in December 2011 and the second class in December 2014 and each 7-year anniversary thereafter. Management currently anticipates that these securities will not be redeemed at the next redemption dates, and therefore they are not included in the above table. In the event that the holder of the securities does elect to have its preferred securities redeemed at the next respective redemption date, the Corporation would be required to pay approximately $500 million in 2011 and approximately $500 million in 2014. See Item 8, Note 5 to the Consolidated Financial Statements for additional information regarding these securities.

Investing Commentary:

- During 2007, the Corporation's capital spending of $989.3 million was within the long-term targeted range of 5 percent to 6 percent of net sales. Management believes that this capital spending target range is appropriate.
- During the first quarter of 2007, the Corporation acquired the remaining 50 percent interest in its Indonesian subsidiary, P.T. Kimberly-Lever Indonesia for $15.7 million. See Item 8, Note 3 to the Consolidated Financial Statements for additional detail.

Financing Commentary:

- At December 31, 2007, total debt and redeemable preferred securities was $6.5 billion compared with $4.4 billion last year end.
- On July 23, 2007, the Corporation entered into an accelerated share repurchase agreement (the "ASR Agreement") through which it purchased approximately 29.6 million shares of its common stock from Bank of America, N.A., at an initial purchase price of $67.48 per share, or an aggregate of $2 billion. On July 30, 2007, the Corporation issued $2.1 billion of long-term notes and used a portion of the net proceeds from the sale of these notes to repay a short-term revolving credit agreement, under which the Corporation borrowed $2 billion on July 27, 2007 to fund the settlement of the ASR Agreement. See Item 8, Notes 4 and 8 to the Consolidated Financial Statements for a discussion of the ASR Agreement.
- In connection with the new long-term Notes described in Item 8, Note 4 to the Consolidated Financial Statements, on July 24, 2007, Standard & Poor's lowered the Corporation's senior unsecured debt rating to A+ with a negative outlook and Moody's Investor Services lowered its rating to A2 with a stable outlook. The Corporation's commercial paper rating was lowered by Standard & Poor's from A1+ to A1 while it remained unchanged at P1 by Moody's Investor Services.
- During the fourth quarter of 2006, the Corporation issued $200 million of dealer remarketable securities that have a final maturity in 2016. These securities are classified as current portion of long-term debt as the result of the remarketing provisions of these debt instruments, which require that each year the securities either be remarketed by the dealer or repaid by the Corporation. During the fourth quarter of 2007, the Corporation remarketed these securities at an interest rate of 4.42 percent. The proceeds from the sale of the notes in 2006 were used for general corporate purposes and for the reduction of existing indebtedness, including portions of the Corporation's outstanding commercial paper program.
- At December 31, 2007, the Corporation had fixed-to-floating interest rate swap agreements related to a $500 million 5.0% Note that matures on August 15, 2013.
- At December 31, 2006, the Corporation had a $1.5 billion unused revolving credit facility that was scheduled to expire in June 2010. In September 2007, the Corporation renegotiated this facility, maintaining availability at $1.5 billion with a feature that would allow for increasing this facility to $2.0 billion. The previous lender participation structure was substantially unchanged and the cost of the facility was reduced. This facility, which expires in September 2012, remained unused at December 31, 2007. The Corporation anticipates that this facility will be renewed when it expires.

- For the full year 2007, the Corporation repurchased 41.2 million shares of its common stock at a cost of approximately $2.8 billion, including those in the ASR Agreement and approximately 3.9 million shares repurchased during the fourth quarter at a cost of approximately $269 million. The monthly detail of share repurchases for the fourth quarter of 2007 is included in Part II, Item 5 of this Form 10-K.
- The Corporation has not experienced difficulty in issuing commercial paper in 2008 despite the current constrained credit environment in the United States ("U.S.").

Management believes that the Corporation's ability to generate cash from operations and its capacity to issue short-term and long-term debt are adequate to fund working capital, capital spending, payment of dividends, repurchases of common stock and other needs in the foreseeable future.

Variable Interest Entities

The Corporation has interests in the following financing and real estate entities and synthetic fuel partnerships described in Item 8, Notes 10, 11 and 14 to the Consolidated Financial Statements, all of which are subject to the requirements of Financial Accounting Standards Board Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities—an Interpretation of ARB 51* ("FIN 46R").

Financing Entities

The Corporation holds a significant interest in two financing entities that were used to monetize long-term notes received from the sale of certain nonstrategic timberlands and related assets to nonaffiliated buyers. These transactions qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes contained in SFAS No. 66, *Accounting for Sales of Real Estate*. These sales involved notes receivable with an aggregate face value of $617 million and a fair value of approximately $593 million at the date of sale. The notes receivable are backed by irrevocable standby letters of credit issued by money center banks, which aggregated $617 million at December 31, 2007.

Because the Corporation desired to monetize the $617 million of notes receivable and continue the deferral of current income taxes on the gains, it transferred the notes received from the sales to noncontrolled financing entities. The Corporation has minority voting interests in each of the financing entities (collectively, the "Financing Entities"). The transfers of the notes and certain other assets to the Financing Entities were made at fair value, were accounted for as asset sales and resulted in no gain or loss. In conjunction with the transfer of the notes and other assets, the Financing Entities became obligated for $617 million in third-party debt financing. A nonaffiliated financial institution has made substantive capital investments in each of the Financing Entities, has majority voting control over them and has substantive risks and rewards of ownership of the assets in the Financing Entities. The Corporation also contributed intercompany notes receivable aggregating $662 million and intercompany preferred stock of $50 million to the Financing Entities, which serve as secondary collateral for the third-party lending arrangements. In the unlikely event of default by both of the money center banks that provided the irrevocable standby letters of credit, the Corporation could experience a maximum loss of $617 million under these arrangements.

The Corporation has not consolidated the Financing Entities because it is not the primary beneficiary of either entity. Rather, it will continue to account for its ownership interests in these entities using the equity method of accounting. The Corporation retains equity interests in the Financing Entities for which the legal right of offset exists against the intercompany notes. As a result, the intercompany notes payable have been offset against the Corporation's equity interests in the Financing Entities for financial reporting purposes.

See Item 8, Note 5 to the Consolidated Financial Statements for a description of the Corporation's Luxembourg-based financing subsidiary, which is consolidated because the Corporation is the primary beneficiary of the entity.

Real Estate Entities

The Corporation participates in the U.S. affordable housing and historic renovation real estate markets. Investments in these markets are encouraged by laws enacted by the U.S. Congress and related federal income tax rules and regulations. Accordingly, these investments generate income tax credits and tax losses that are used to reduce the Corporation's income tax liabilities. The Corporation invested in these markets through (i) partnership arrangements as a limited partner, (ii) limited liability companies as a nonmanaging member and (iii) investments in various funds in which the Corporation is one of many noncontrolling investors. These entities borrow money from third parties generally on a nonrecourse basis and invest in and own various real estate projects.

FIN 46R requires the Corporation to consolidate certain real estate entities because it is the primary beneficiary of them. The Corporation also consolidates certain other real estate entities pursuant to SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries.* The assets of these entities classified principally as property, plant and equipment on the Consolidated Balance Sheet at December 31, 2007, have a carrying amount aggregating $166.4 million that serves as collateral for $117.6 million of obligations of these ventures. Neither the creditors nor the other beneficial interest holders of these consolidated ventures have recourse to the general credit of the Corporation, except for $22.2 million of permanent financing debt, which is guaranteed by the Corporation. As of December 31, 2007, the Corporation has earned income tax credits totaling approximately $88.8 million on its consolidated real estate entities.

The Corporation accounts for its interests in its nonconsolidated real estate entities by the equity method of accounting or by the effective yield method, as appropriate, and has accounted for the related income tax credits and other tax benefits as a reduction in its income tax provision. As of December 31, 2007, the Corporation had net equity of $14.3 million in its nonconsolidated real estate entities. The Corporation has earned income tax credits totaling approximately $87.5 million on these nonconsolidated real estate entities. As of December 31, 2007, total permanent financing debt for the nonconsolidated entities was $260.9 million. A total of $21.7 million of the permanent financing debt is guaranteed by the Corporation and the remainder of this debt is secured solely by the properties and is nonrecourse to the Corporation. At December 31, 2007, the Corporation's maximum loss exposure for its nonconsolidated real estate entities is estimated to be $53.5 million and is comprised of its net equity in these entities of $14.3 million, its permanent financing guarantees of $21.7 million, and the income tax credit recapture risk of $17.5 million.

If the Corporation's investments in all of its real estate entities were to be disposed of at their carrying amounts, a portion of the tax credits may be recaptured and may result in a charge to earnings. As of December 31, 2007, this recapture risk is estimated to be $41.8 million. The Corporation has no current intention of disposing of these investments during the recapture period, nor does it anticipate the need to do so in the foreseeable future in order to satisfy any anticipated liquidity need. Accordingly, the recapture risk is considered to be remote.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The critical accounting policies used by management in the preparation of the Corporation's Consolidated Financial Statements are those that are important both to the presentation of the Corporation's financial condition and results of operations and require significant judgments by management with regard to estimates used. The critical judgments by management relate to consumer and trade promotion and rebate accruals, pension and other postretirement benefits, retained insurable risks, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill and long-lived assets and for determining the primary beneficiary of variable interest entities, deferred income taxes and potential income tax assessments, and loss contingencies. The Corporation's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.

Promotion and Rebate Accruals

Among those factors affecting the accruals for promotions are estimates of the number of consumer coupons that will be redeemed and the type and number of activities within promotional programs between the Corporation and its trade customers. Rebate accruals are based on estimates of the quantity of products distributors have sold to specific customers. Generally, the estimates for consumer coupon costs are based on historical patterns of coupon redemption, influenced by judgments about current market conditions such as competitive activity in specific product categories. Estimates of trade promotion liabilities for promotional program costs incurred, but unpaid, are generally based on estimates of the quantity of customer sales, timing of promotional activities and forecasted costs for activities within the promotional programs. Settlement of these liabilities sometimes occurs in periods subsequent to the date of the promotion activity. Trade promotion programs include introductory marketing funds such as slotting fees, cooperative marketing programs, temporary price reductions, favorable end-of-aisle or in-store product displays and other activities conducted by the customers to promote the Corporation's products. Promotion accruals as of December 31, 2007 and 2006 were $347.7 million and $296.8 million, respectively. Rebate accruals as of December 31, 2007 and 2006 were $252.7 million and $214.5 million, respectively.

Pension and Other Postretirement Benefits

Pension Benefits

The Corporation and its subsidiaries in North America and the United Kingdom have defined benefit pension plans (the "Principal Plans") and/or defined contribution retirement plans covering substantially all regular employees. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for the qualified defined benefit plans in North America and the defined benefit plans in the United Kingdom is to contribute assets to the higher of the accumulated benefit obligation ("ABO") or regulatory minimum requirements. Subject to regulatory requirements and tax deductibility limits, any funding shortfall will be eliminated over a reasonable number of years.

Nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code are not funded. Funding for the remaining defined benefit plans outside the U.S. is based on legal requirements, tax considerations, investment opportunities, and customary business practices in such countries.

Consolidated pension expense for defined benefit pension plans was $119.8 million in 2007 compared with $166.9 million for 2006. Pension expense included incremental costs of about $9 million and $11 million in 2007 and 2006, respectively, for special pension benefits related to the strategic cost reductions. Pension expense is calculated based upon a number of actuarial assumptions applied to each of the defined benefit plans. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense was

8.27 percent in 2007 compared with 8.28 percent in 2006 and will be 8.23 percent in 2008. The expected long-term rate of return on pension fund assets was determined based on projected long-term returns of broad equity and bond indices. The U.S. plan's historical 15-year and 20-year compounded annual returns of 10.1 percent and 10.3 percent, respectively, which have been in excess of these broad equity and bond benchmark indices, were also considered. On average, the investment managers for each of the plans comprising the Principal Plans are anticipated to generate annual long-term rates of return of at least 8.4 percent. The expected long-term rate of return on the assets in the Principal Plans is based on an asset allocation assumption of about 70 percent with equity managers, with expected long-term rates of return of approximately 10 percent, and about 30 percent with fixed income managers, with an expected long-term rate of return of about 6 percent. Actual asset allocation is regularly reviewed and it is periodically rebalanced to the targeted allocation when considered appropriate. Long-term rate of return assumptions continue to be evaluated at least annually and are adjusted as necessary.

Pension expense is determined using the fair value of assets rather than a calculated value that averages gains and losses ("Calculated Value") over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of assets and the actual return based on the fair value of assets. The variance between actual and expected gains and losses on pension assets is recognized in pension expense more rapidly than it would be if a Calculated Value was used for plan assets. As of December 31, 2007, the Principal Plans had cumulative unrecognized investment losses and other actuarial losses of approximately $1.1 billion. These unrecognized net losses may increase future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, or (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate pension obligations, or (iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the "corridor" determined under SFAS No. 87, *Employers' Accounting for Pensions.*

The discount (or settlement) rates used to determine the present values of the Corporation's future U.S. and Canadian pension obligations at December 31, 2007 were based on yield curves constructed from a portfolio of high quality corporate debt securities with maturities ranging from 1 year to 30 years. Each year's expected future benefit payments were discounted to their present value at the appropriate yield curve rate thereby generating the overall discount rates for the U.S. and Canadian pension obligations. For the U.K. plans, discount rates are established using a U.K. bond index comprised of high quality corporate debt securities with a duration approximately equal to the pension obligations. The weighted-average discount rate for the Principal Plans increased to 6.20 percent at December 31, 2007 from 5.71 percent at December 31, 2006.

Consolidated pension expense is estimated to approximate $94 million in 2008. This estimate reflects the effect of the actuarial losses and is based on an expected weighted-average long-term rate of return on assets in the Principal Plans of 8.48 percent, a weighted-average discount rate for the Principal Plans of 6.20 percent and various other assumptions. Pension expense beyond 2008 will depend on future investment performance, the Corporation's contributions to the pension trusts, changes in discount rates and various other factors related to the covered employees in the plans.

If the expected long-term rates of return on assets for the Principal Plans were lowered by 0.25 percent, our annual pension expense would increase by approximately $11 million. If the discount rate assumptions for these same plans were reduced by 0.25 percent, annual pension expense would increase by approximately $13 million and the December 31, 2007 pension liability would increase by about $157 million.

The fair value of the assets in the Corporation's defined benefit plans was $4.7 billion and $4.6 billion at December 31, 2007 and December 31, 2006, respectively. The projected benefit obligations of the defined benefit plans exceeded the fair value of plan assets by approximately $.8 billion and $1.1 billion at December 31, 2007 and December 31, 2006, respectively. On a consolidated basis, the Corporation contributed about

$98 million to pension trusts in 2007 compared with $132 million in 2006. In addition, the Corporation made direct benefit payments of $14.8 million in 2007 compared to $12.8 million in 2006. While the Corporation is not required to make a contribution in 2008 to the U.S. plan, the benefit of a contribution will be evaluated. The Corporation currently anticipates contributing about $82 million to its pension plans outside the U.S. in 2008.

The discount rate used for each country's pension obligation is similar to the discount rate used for that country's other postretirement obligation. The discount rates displayed for the two types of obligations for the Corporation's consolidated operations may appear different due to the weighting used in the calculation of the two weighted-average discount rates.

Other Postretirement Benefits

Substantially all U.S. retirees and employees are covered by unfunded health care and life insurance benefit plans. Certain benefits are based on years of service and/or age at retirement. The plans are principally noncontributory for employees who were eligible to retire before 1993 and contributory for most employees who retire after 1992, except that the Corporation provides no subsidized benefits to most employees hired after 2003.

The Corporation made benefit payments of $76.6 million in 2007 compared with $75.8 million in 2006. The determination of the discount rates used to calculate the benefit obligations of the plans is discussed in the pension benefit section above. If the discount rate assumptions for these plans were reduced by 0.25 percent, 2008 other postretirement benefit expense would increase by approximately $1 million and the December 31, 2007 benefit liability would increase by about $19 million.

The health care cost trend rate is based on a combination of inputs including the Corporation's recent claims history and insights from external advisers regarding recent developments in the health care marketplace, as well as projections of future trends in the marketplace. The annual increase in the consolidated weighted-average health care cost trend rate is expected to be 8.44 percent in 2008, 7.46 percent in 2009 and to gradually decline to 5.21 percent in 2020 and thereafter. See Item 8, Note 7 to the Consolidated Financial Statements for disclosure of the effect of a one percentage point change in the health care cost trend rate.

Retained Insurable Risks

Selected insurable risks are retained, primarily those related to property damage, workers' compensation, and product, automobile and premises liability based upon historical loss patterns and management's judgment of cost effective risk retention. Accrued liabilities for incurred but not reported events, principally related to workers' compensation and automobile liability, are based upon undiscounted loss development factors.

Property and Depreciation

Estimating the useful lives of property, plant and equipment requires the exercise of management judgment, and actual lives may differ from these estimates. Changes to these initial useful life estimates are made when appropriate. Property, plant and equipment are tested for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever events or changes in circumstances indicate that the carrying amounts of such long-lived assets may not be recoverable from future net pretax cash flows. Impairment testing requires significant management judgment including estimating the future success of product lines, future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. Impairment testing is conducted at the lowest level where cash flows can be measured and are independent of cash flows of other assets. An asset impairment would be indicated if the sum of the expected future net pretax cash flows from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying amount. The determination of fair value is based on an expected present value technique in which multiple probability-weighted cash flow scenarios that reflect a range of possible outcomes and a risk-free rate of interest are used to estimate fair value.

The estimates and assumptions used in the impairment analysis are consistent with the business plans, including the Strategic Cost Reduction Plan, and estimates used to manage business operations and to make acquisition and divestiture decisions. The use of different assumptions would increase or decrease the estimated fair value of the asset and the impairment charge. Actual outcomes may differ from the estimates. For example, if the Corporation's products fail to achieve volume and pricing estimates or if market conditions change or other significant estimates are not realized, then revenue and cost forecasts may not be achieved, and additional impairment charges may be recognized.

Goodwill and Other Intangible Assets

The carrying amount of goodwill is tested annually as of the beginning of the fourth quarter and whenever events or circumstances indicate that impairment may have occurred. Impairment testing is performed in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. Impairment testing is conducted at the operating segment level of the Corporation's businesses and is based on a discounted cash flow approach to determine the fair value of each operating segment. The determination of fair value requires significant management judgment including estimating future sales volumes, selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. Sensitivities of these fair value estimates to changes in assumptions for sales volumes, selling prices and costs are also tested. If the carrying amount of an operating segment that contains goodwill exceeds fair value, a possible impairment would be indicated. If a possible impairment is indicated, the implied fair value of goodwill would be estimated by comparing the fair value of the net assets of the unit excluding goodwill to the total fair value of the unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge would be recorded. Judgment is used in assessing whether goodwill should be tested more frequently for impairment than annually. Factors such as unexpected adverse economic conditions, competition, product changes and other external events may require more frequent assessments. The Corporation's annual goodwill impairment testing has been completed and it has been determined that its $2.9 billion of goodwill is not impaired.

The Corporation has no intangible assets with indefinite useful lives. At December 31, 2007, the Corporation has other intangible assets with a gross carrying amount of approximately $308 million and a net carrying amount of about $132 million. These intangibles are being amortized over their estimated useful lives and are tested for impairment whenever events or circumstances indicate that impairment may have occurred. If the carrying amount of an intangible asset is not recoverable based on estimated future undiscounted cash flows, an impairment loss would be indicated. The amount of the impairment loss to be recorded would be based on the excess of the carrying amount of the intangible asset over its fair value (based on discounted future cash flows). Judgment is used in assessing whether the carrying amount of intangible assets is not expected to be recoverable over their estimated remaining useful lives. The factors considered are similar to those outlined in the goodwill impairment discussion above.

Primary Beneficiary Determination of Variable Interest Entities ("VIE")

The determination of the primary beneficiary of variable interest entities under FIN 46R requires estimating the probable future cash flows of each VIE using a computer simulation model and determining the variability of such cash flows and their present values. Estimating the probable future cash flows of each VIE requires the exercise of significant management judgment. The resulting present values are then allocated to the various participants in each VIE in accordance with their beneficial interests. The participant that is allocated the majority of the present value of the variability is the primary beneficiary and is required to consolidate the VIE under FIN 46R.

Deferred Income Taxes and Potential Assessments

As of December 31, 2007, the Corporation had recorded deferred tax assets related to income tax loss carryforwards, income tax credit carryforwards and capital loss carryforwards totaling $718.0 million and had established valuation allowances against these deferred tax assets of $304.5 million, thereby resulting in a net deferred tax asset of $413.5 million. As of December 31, 2006, the net deferred tax asset was $409.1 million. These carryforwards are primarily in non-U.S. taxing jurisdictions and in certain states in the U.S. Foreign tax credits earned in the U.S. in current and prior years, which cannot be used currently, also give rise to net deferred tax assets. In determining the valuation allowances to establish against these deferred tax assets, the Corporation considers many factors, including the specific taxing jurisdiction, the carryforward period, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, the Corporation concludes that it is more likely than not that some portion or all of the deferred tax asset will not be realized.

As of December 31, 2007, in accordance with Accounting Principles Board ("APB") Opinion No. 23, *Accounting for Income Taxes, Special Areas,* U.S. income taxes and foreign withholding taxes have not been provided on approximately $4.4 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings are considered by management to be invested indefinitely. However, they would be subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. It is not practicable to determine the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings. We periodically determine whether our non-U.S. subsidiaries will invest their undistributed earnings indefinitely and reassess this determination as appropriate. See Item 8, Note 15 to the Consolidated Financial Statements for disclosure of previously unremitted earnings that were repatriated in 2005 under the provisions of the American Jobs Creation Act.

The Corporation accrues net liabilities for current income taxes for potential assessments, which at December 31, 2007 and January 1, 2007 were $322.6 million and $388.7 million, respectively. The accruals relate to uncertain tax positions in a variety of taxing jurisdictions and are based on what management believes will be the resolution of these positions, in accordance with the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109, Accounting for Income Taxes.* These liabilities may be affected by changing interpretations of laws, rulings by tax authorities, or the expiration of the statute of limitations. The Corporation's U.S. federal income tax returns have been audited through 2003. IRS assessments of additional taxes have been paid through 2001. Refund actions are pending with the IRS Appeals Office for the years 2002 and 2003. Management currently believes that the ultimate resolution of these matters, individually or in the aggregate, will not have a material effect on the Corporation's business, financial condition, results of operations or liquidity.

Loss Contingencies

The outcome of loss contingencies and legal proceedings and claims brought against the Corporation is subject to uncertainty. SFAS No. 5, *Accounting for Contingencies,* requires that an estimated loss contingency be accrued by a charge to earnings if it is probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. Disclosure of the contingency is required if there is at least a reasonable possibility that a loss has been incurred. Determination of whether to accrue a loss requires evaluation of the probability of an unfavorable outcome and the ability to make a reasonable estimate. Changes in these estimates could affect the timing and amount of accrual of loss contingencies.

Legal Matters

The Corporation has been named a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

New Accounting Standards

See Item 8, Note 1 to the Consolidated Financial Statements for a description of new accounting standards and their anticipated effects on the Corporation's financial statements.

Business Outlook

Based on the strength of its business results throughout 2007, in the face of significant inflationary pressures, the Corporation is confident that it will continue to execute its Global Business Plan in 2008. The Corporation expects top-line growth in 2008, consistent with its long-term objectives as it builds on momentum in the personal care segment and developing and emerging markets and successfully drives its other targeted growth initiatives. The Corporation intends to continue to aggressively reduce costs and will strive to improve results in businesses that have been most significantly impacted by cost inflation. At the same time, the Corporation will invest more to further strengthen key capabilities in innovation, marketing and customer development—investments that will help it deliver sustainable growth. Finally, the Corporation will remain focused on increasing cash flow and deploying it in shareholder-friendly ways.

Forward-Looking Statements

Certain matters discussed in this Form 10-K or related documents, a portion of which are incorporated herein by reference, concerning, among other things, the business outlook, including new product introductions, cost savings, anticipated costs and benefits related to the Strategic Cost Reduction Plan, anticipated benefits from the ASR program, anticipated financial and operating results, strategies, contingencies and anticipated transactions of the Corporation, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are based upon management's expectations and beliefs concerning future events impacting the Corporation. There can be no assurance that these events will occur or that the Corporation's results will be as estimated.

The assumptions used as a basis for the forward-looking statements include many estimates that, among other things, depend on the achievement of future cost savings and projected volume increases. In addition, many factors outside the control of the Corporation, including the prices and availability of the Corporation's raw materials, potential competitive pressures on selling prices or advertising and promotion expenses for the Corporation's products, energy costs, and fluctuations in foreign currency exchange rates, as well as general economic conditions in the markets in which the Corporation does business, could impact the realization of such estimates.

The factors described under Item 1A, "Risk Factors" in this Form 10-K, or in our other Securities and Exchange Commission filings, among others, could cause the Corporation's future results to differ from those expressed in any forward-looking statements made by, or on behalf of, the Corporation. Other factors not presently known to us or that we presently consider immaterial could also affect our business operations and financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational enterprise, the Corporation is exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading. All foreign currency derivative instruments are either exchange traded or are entered into with major financial institutions. The Corporation's credit exposure under these arrangements is limited to agreements with a positive fair value at the reporting date. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

Presented below is a description of the Corporation's most significant risks (foreign currency risk and interest rate risk) together with a sensitivity analysis, performed annually, of each of these risks based on selected changes in market rates and prices. These analyses reflect management's view of changes which are reasonably possible to occur over a one-year period. Also included is a description of the Corporation's commodity price risk.

Foreign Currency Risk

Foreign currency risk is managed by the systematic use of foreign currency forward and swap contracts. The use of these instruments allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. Management does not foresee or expect any significant change in its foreign currency risk exposures or in the strategies it employs to manage them in the near future.

Foreign currency contracts and transactional exposures are sensitive to changes in foreign currency exchange rates. An annual test is performed to quantify the effects that possible changes in foreign currency exchange rates would have on annual operating profit based on the foreign currency contracts and transactional exposures of the Corporation and its foreign affiliates at the current year-end. The balance sheet effect is calculated by multiplying each affiliate's net monetary asset or liability position by a 10 percent change in the foreign currency exchange rate versus the U.S. dollar. The results of these sensitivity tests are presented in the following paragraphs.

As of December 31, 2007, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving balance sheet transactional exposures would have resulted in a net pretax loss of approximately $34 million. These hypothetical losses on transactional exposures are based on the difference between the December 31, 2007 rates and the assumed rates. In the view of management, the above hypothetical losses resulting from these assumed changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position, results of operations or cash flows.

The translation of the balance sheets of non-U.S. operations from local currencies into U.S. dollars is also sensitive to changes in foreign currency exchange rates. Consequently, an annual test is performed to determine if changes in currency exchange rates would have a significant effect on the translation of the balance sheets of non-U.S. operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments ("UTA") within stockholders' equity. The hypothetical increase in UTA is calculated by multiplying the net assets of these non-U.S. operations by a 10 percent change in the currency exchange rates. The results of this sensitivity test are presented in the following paragraph.

As of December 31, 2007, a 10 percent unfavorable change in the exchange rate of the U.S. dollar against the prevailing market rates of the Corporation's foreign currency translation exposures would have reduced stockholders' equity by approximately $563 million. These hypothetical adjustments in UTA are based on the difference between the December 31, 2007 exchange rates and the assumed rates. In the view of management, the above UTA adjustments resulting from these assumed changes in foreign currency exchange rates are not material to the Corporation's consolidated financial position.

Interest Rate Risk

Interest rate risk is managed through the maintenance of a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. At December 31, 2007, the debt portfolio was composed of approximately 40 percent variable-rate debt and 60 percent fixed-rate debt. The strategy employed to manage exposure to interest rate fluctuations consists primarily of a mix of fixed and floating rate debt and is designed to balance the Corporation's cost of financing with its interest rate risk.

Two separate tests are performed to determine whether changes in interest rates would have a significant effect on the Corporation's financial position or future results of operations. Both tests are based on consolidated debt levels at the time of the test. The first test estimates the effect of interest rate changes on fixed-rate debt. Interest rate changes would result in gains or losses in the market value of fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. With respect to fixed-rate debt outstanding at December 31, 2007, a 10 percent decrease in interest rates would have increased the fair value of fixed-rate debt by about $190 million. The second test estimates the potential effect on future pretax income that would result from increased interest rates applied to the Corporation's current level of variable-rate debt. With respect to commercial paper and other variable-rate debt, a 10 percent increase in interest rates would not have a material effect on the future results of operations or cash flows.

Commodity Price Risk

The Corporation is subject to commodity price risk, the most significant of which relates to the price of pulp. Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation supplies approximately 8 percent of its virgin fiber needs from internal pulp manufacturing operations. As previously discussed under Item 1A, "Risk Factors," increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage these risks.

The Corporation's energy, manufacturing and transportation costs are affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions. As previously discussed under Item 1A, "Risk Factors," there can be no assurance that the Corporation will be fully protected against substantial changes in the price or availability of energy sources. In addition, the Corporation is subject to price risk for utilities, primarily natural gas, which are used in its manufacturing operations. Derivative instruments are used to hedge a substantial portion of natural gas risk in accordance with the Corporation's risk management policy.

Management does not believe that these risks are material to the Corporation's business or its consolidated financial position, results of operations or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Year Ended December 31		
	2007	**2006**	**2005**
	(Millions of dollars, except per share amounts)		
Net Sales	**$18,266.0**	$16,746.9	$15,902.6
Cost of products sold	**12,562.1**	11,664.8	10,827.4
Gross Profit	**5,703.9**	5,082.1	5,075.2
Marketing, research and general expenses	**3,105.9**	2,948.3	2,737.4
Other (income) and expense, net	**(18.4)**	32.3	27.2
Operating Profit	**2,616.4**	2,101.5	2,310.6
Nonoperating expense	**(66.9)**	(65.5)	(179.0)
Interest income	**32.8**	29.2	27.5
Interest expense	**(264.8)**	(220.3)	(190.2)
Income Before Income Taxes, Equity Interests and Cumulative Effect of Accounting Change	**2,317.5**	1,844.9	1,968.9
Provision for income taxes	**(536.5)**	(469.2)	(438.4)
Share of net income of equity companies	**170.0**	218.6	136.6
Minority owners' share of subsidiaries' net income	**(128.1)**	(94.8)	(86.5)
Income Before Cumulative Effect of Accounting Change	**1,822.9**	1,499.5	1,580.6
Cumulative effect of accounting change, net of income taxes	**—**	—	(12.3)
Net Income	**$ 1,822.9**	$ 1,499.5	$ 1,568.3
Per Share Basis			
Basic			
Income before cumulative effect of accounting change	**$ 4.13**	$ 3.27	$ 3.33
Cumulative effect of accounting change	**—**	—	(.03)
Net income	**$ 4.13**	$ 3.27	$ 3.30
Diluted			
Income before cumulative effect of accounting change	**$ 4.09**	$ 3.25	$ 3.31
Cumulative effect of accounting change	**—**	—	(.03)
Net income	**$ 4.09**	$ 3.25	$ 3.28

See Notes to Consolidated Financial Statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	December 31	
	2007	2006
	(Millions of dollars)	
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 472.7**	$ 360.8
Accounts receivable, net	**2,560.6**	2,336.7
Inventories	**2,443.8**	2,004.5
Deferred income taxes	**217.4**	219.2
Time deposits	**271.0**	264.5
Other current assets	**131.1**	84.0
Total Current Assets	**6,096.6**	5,269.7
Property, Plant and Equipment, net	**8,094.0**	7,684.8
Investments in Equity Companies	**390.0**	392.9
Goodwill	**2,942.4**	2,860.5
Other Assets	**916.7**	859.1
	$18,439.7	$17,067.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Debt payable within one year	**$ 1,097.9**	$ 1,326.4
Trade accounts payable	**1,449.3**	1,205.6
Other payables	**319.0**	325.2
Accrued expenses	**1,782.8**	1,603.8
Accrued income taxes	**55.9**	330.8
Dividends payable	**223.7**	224.0
Total Current Liabilities	**4,928.6**	5,015.8
Long-Term Debt	**4,393.9**	2,276.0
Noncurrent Employee Benefits	**1,558.5**	1,887.6
Long-Term Income Taxes Payable	**288.3**	—
Deferred Income Taxes	**369.7**	391.1
Other Liabilities	**188.3**	183.1
Minority Owners' Interests in Subsidiaries	**484.1**	422.6
Redeemable Preferred Securities of Subsidiary	**1,004.6**	793.4
Stockholders' Equity		
Preferred stock—no par value—authorized 20.0 million shares, none issued	**—**	—
Common stock—$1.25 par value—authorized 1.2 billion shares; issued 478.6 million shares at December 31, 2007 and 2006	**598.3**	598.3
Additional paid-in capital	**482.4**	427.6
Common stock held in treasury, at cost—57.7 million and 23.0 million shares at December 31, 2007 and 2006	**(3,813.6)**	(1,391.9)
Accumulated other comprehensive income (loss)	**(791.2)**	(1,432.2)
Retained earnings	**8,747.8**	7,895.6
Total Stockholders' Equity	**5,223.7**	6,097.4
	$18,439.7	$17,067.0

See Notes to Consolidated Financial Statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock Issued		Additional Paid-in Capital	Treasury Stock		Unearned Compensation on Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
	Shares	Amount		Shares	Amount				
	(Dollars in millions, shares in thousands)								
Balance at December 31, 2004	568,597	$ 710.8	$348.6	85,694	$(5,047.5)	$(22.3)	$11,865.9	$(1,226.0)	
Net income	—	—	—	—	—	—	1,568.3	—	$1,568.3
Other comprehensive income:									
Unrealized translation	—	—	—	—	—	—	—	(412.6)	(412.6)
Minimum pension liability	—	—	—	—	—	—	—	(58.6)	(58.6)
Other	—	—	—	—	—	—	—	27.8	27.8
Total comprehensive income									$1,124.9
Options exercised and other awards	—	—	(39.2)	(3,040)	181.9	—	—	—	
Option and restricted share income tax benefits	—	—	15.1	—	—	—	—	—	
Shares repurchased	—	—	—	24,463	(1,511.2)	—	—	—	
Net issuance of restricted stock, less amortization	—	—	.1	(9)	.7	9.2	—	—	
Dividends declared	—	—	—	—	—	—	(852.8)	—	
Balance at December 31, 2005	568,597	710.8	324.6	107,108	(6,376.1)	(13.1)	12,581.4	(1,669.4)	
Net income	—	—	—	—	—	—	1,499.5	—	$1,499.5
Other comprehensive income:									
Unrealized translation	—	—	—	—	—	—	—	439.7	439.7
Minimum pension liability	—	—	—	—	—		—	203.3	203.3
Other	—	—	—	—	—	—	—	(10.6)	(10.6)
Total comprehensive income[(a)]									$2,131.9
Reclassifications upon adoption of SFAS 123R	—	—	55.8	625	(31.9)	13.1	—	—	
Stock-based awards exercised or vested and other	—	—	(42.4)	(6,800)	373.8	—	(2.2)	—	
Income tax benefits on stock-based compensation	—	—	22.2	—	—	—	—	—	
Adjustment to initially apply SFAS 158, net of tax	—	—	—	—	—	—	—	(395.2)	
Shares repurchased	—	—	—	12,045	(753.9)	—	—	—	
Recognition of stock-based compensation	—	—	67.4	—	—	—	—	—	
Retirement of treasury stock	(90,000)	(112.5)	—	(90,000)	5,396.2	—	(5,283.7)	—	
Dividends declared	—	—	—	—	—	—	(899.4)	—	
Balance at December 31, 2006	478,597	598.3	427.6	22,978	(1,391.9)	—	7,895.6	(1,432.2)	
Net income	—	—	—	—	—	—	**1,822.9**	—	**$1,822.9**
Other comprehensive income:									
Unrealized translation	—	—	—	—	—	—	—	**365.3**	**365.3**
Employee postretirement benefits, net of tax	—	—	—	—	—	—	—	**265.9**	**265.9**
Other	—	—	—	—	—	—	—	**9.8**	**9.8**
Total comprehensive income									**$2,463.9**
Stock-based awards exercised or vested and other	—	—	**(39.7)**	**(6,646)**	**388.9**	—	**(3.9)**	—	
Income tax benefits on stock-based compensation	—	—	**31.8**	—	—	—	—	—	
Shares repurchased	—	—	—	**41,344**	**(2,810.6)**	—	—	—	
Recognition of stock-based compensation	—	—	**62.7**	—	—	—	—	—	
Dividends declared	—	—	—	—	—	—	**(932.6)**	—	
Adoption of FIN 48	—	—	—	—	—	—	**(34.2)**	—	
Balance at December 31, 2007	**478,597**	**$ 598.3**	**$482.4**	**57,676**	**$(3,813.6)**	**$ —**	**$ 8,747.8**	**$ (791.2)**	

(a) As corrected, see Note 8.

See Notes to Consolidated Financial Statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENT

	Year Ended December 31		
	2007	2006	2005
	(Millions of dollars)		
Operating Activities			
Net Income	**$ 1,822.9**	$ 1,499.5	$ 1,580.6
Depreciation and amortization	**806.5**	932.8	844.5
Asset impairments	**—**	6.2	80.1
Stock-based compensation	**62.7**	67.4	32.4
Deferred income taxes	**(103.0)**	(208.0)	(142.7)
Net losses on asset dispositions	**29.7**	116.1	45.8
Equity companies' earnings (in excess of) less than dividends paid	**(39.5)**	26.6	(23.8)
Minority owners' share of subsidiaries' net income	**128.1**	94.8	86.5
(Increase) decrease in operating working capital	**(329.5)**	5.1	(180.1)
Postretirement benefits	**14.2**	33.8	40.9
Other	**36.8**	5.2	(52.4)
Cash Provided by Operations	**2,428.9**	2,579.5	2,311.8
Investing Activities			
Capital spending	**(989.3)**	(972.1)	(709.6)
Acquisitions of businesses, net of cash acquired	**(15.7)**	(99.6)	(17.4)
Investments in marketable securities	**(12.9)**	(20.5)	(2.0)
Proceeds from sales of investments	**58.5**	46.2	27.3
Net (increase) decrease in time deposits	**(10.0)**	(35.1)	75.5
Proceeds from dispositions of property	**96.7**	44.1	46.8
Other	**(25.4)**	1.1	(16.8)
Cash Used for Investing	**(898.1)**	(1,035.9)	(596.2)
Financing Activities			
Cash dividends paid	**(932.9)**	(884.0)	(838.4)
Net increase (decrease) in short-term debt	**43.2**	(390.5)	524.3
Proceeds from issuance of long-term debt	**2,128.3**	261.5	397.7
Repayments of long-term debt	**(339.0)**	(104.2)	(599.7)
Proceeds from preferred securities of subsidiary	**172.3**	—	—
Proceeds from exercise of stock options	**348.9**	331.1	142.7
Acquisitions of common stock for the treasury	**(2,813.3)**	(761.5)	(1,519.5)
Other	**(34.3)**	(3.7)	(36.8)
Cash Used for Financing	**(1,426.8)**	(1,551.3)	(1,929.7)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**7.9**	4.5	(15.9)
Increase (Decrease) in Cash and Cash Equivalents	**111.9**	(3.2)	(230.0)
Cash and Cash Equivalents, beginning of year	**360.8**	364.0	594.0
Cash and Cash Equivalents, end of year	**$ 472.7**	$ 360.8	$ 364.0

See Notes to Consolidated Financial Statements.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Accounting Policies

Basis of Presentation

The Consolidated Financial Statements include the accounts of Kimberly-Clark Corporation and all subsidiaries in which it has a controlling financial interest (the "Corporation"). All significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Estimates are used in accounting for, among other things, consumer and trade promotion and rebate accruals, pension and other post-employment benefits, retained insurable risks, useful lives for depreciation and amortization, future cash flows associated with impairment testing for goodwill and long-lived assets and for determination of the primary beneficiary of variable interest entities, deferred tax assets and potential income tax assessments, and loss contingencies.

Cash Equivalents

Cash equivalents are short-term investments with an original maturity date of three months or less.

Inventories and Distribution Costs

For financial reporting purposes, most U.S. inventories are valued at the lower of cost, using the Last-In, First-Out (LIFO) method, or market. The balance of the U.S. inventories and inventories of consolidated operations outside the U.S. are valued at the lower of cost, using either the First-In, First-Out (FIFO) or weighted-average cost methods, or market. Distribution costs are classified as cost of products sold.

Available-for-Sale Securities

Available-for-sale securities, consisting of debt securities issued by unaffiliated corporations and exchange-traded equity funds, are carried at market value. Securities with maturity dates of one year or less are included in other current assets and were $18.0 million and $6.0 million at December 31, 2007 and 2006, respectively. Securities with maturity dates greater than one year are included in other assets and were $13.8 million at December 31, 2006. There were no securities with maturities greater than one year at December 31, 2007. The securities are held by the Corporation's consolidated foreign financing subsidiary described in Note 5. Unrealized holding gains or losses on these securities are recorded in other comprehensive income until realized. No significant gains or losses were recognized in income for any of the three years ended December 31, 2007.

Property and Depreciation

For financial reporting purposes, property, plant and equipment are stated at cost and are depreciated principally on the straight-line method. Buildings are depreciated over their estimated useful lives, primarily 40 years. Machinery and equipment are depreciated over their estimated useful lives, primarily ranging from 16 to 20 years. For income tax purposes, accelerated methods of depreciation are used. Purchases of computer software are capitalized. External costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing significant computer software applications for internal use are capitalized.

Training and data conversion costs are expensed as incurred. Computer software costs are amortized on the straight-line method over the estimated useful life of the software, which generally does not exceed five years.

Estimated useful lives are periodically reviewed and, when warranted, changes are made to them. Long-lived assets, including computer software, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use and eventual disposition of an asset group, which are identifiable and largely independent of the cash flows of other asset groups, are less than the carrying amount of the asset group. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the Consolidated Balance Sheet and any gain or loss on the transaction is included in income.

The cost of major maintenance performed on manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities are expensed as incurred.

Conditional Asset Retirement Obligations

The liability for the estimated costs to settle obligations in connection with the retirement of long-lived assets is determined in accordance with the requirements of Financial Accounting Standards Board ("FASB") Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143* ("FIN 47"), which the Corporation adopted on December 31, 2005. In connection with the adoption of FIN 47, the Corporation recorded a pretax asset retirement liability of $23.6 million at the end of 2005. FIN 47 requires the recording of an asset retirement obligation when the fair value of such a liability can be reasonably estimated, even though uncertainty exists as to the timing and/or the method of settlement. The Corporation has no plans in the foreseeable future to retire any of the major facilities for which it estimated an asset retirement obligation.

The cumulative effect on 2005 income, net of related income tax effects, of recording the asset retirement obligation was $12.3 million, or $.03 per share.

Goodwill and Other Intangible Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill is not amortized, but rather is tested for impairment annually and whenever events and circumstances indicate that an impairment may have occurred. Impairment testing compares the carrying amount of the goodwill with its fair value. Fair value is estimated based on discounted cash flows. When the carrying amount of goodwill exceeds its fair value, an impairment charge would be recorded. The Corporation has completed the required annual testing of goodwill for impairment and has determined that its goodwill is not impaired.

The Corporation has no intangible assets with indefinite useful lives. Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value (based on discounted future cash flows) and the carrying amount of the asset.

Investments in Equity Companies

Investments in companies over which the Corporation has the ability to exercise significant influence and that, in general, are at least 20 percent-owned are stated at cost plus equity in undistributed net income. These investments are evaluated for impairment in accordance with the requirements of Accounting Principles Board ("APB") Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* An impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In judging "other than temporary," the Corporation would consider the length of time and extent to which the fair value of the equity company investment has been less than the carrying amount, the near-term and longer-term operating and financial prospects of the equity company, and its longer-term intent of retaining the investment in the equity company.

Revenue Recognition

Sales revenue for the Corporation and its reportable business segments is recognized at the time of product shipment or delivery, depending on when title passes, to unaffiliated customers, and when all of the following have occurred: a firm sales agreement is in place, pricing is fixed or determinable, and collection is reasonably assured. Sales are reported net of returns, consumer and trade promotions, rebates and freight allowed. Taxes imposed by governmental authorities on the Corporation's revenue-producing activities with customers, such as sales taxes and value added taxes, are excluded from net sales.

Sales Incentives and Trade Promotion Allowances

The cost of promotion activities provided to customers is classified as a reduction in sales revenue. In addition, the estimated redemption value of consumer coupons is recorded at the time the coupons are issued and classified as a reduction in sales revenue.

Advertising Expense

Advertising costs are expensed in the year the related advertisement is first presented by the media. For interim reporting purposes, advertising expenses are charged to operations as a percentage of sales based on estimated sales and related advertising expense for the full year.

Research Expense

Research and development costs are charged to expense as incurred.

Environmental Expenditures

Environmental expenditures related to current operations that qualify as property, plant and equipment or which substantially increase the economic value or extend the useful life of an asset are capitalized, and all other environmental expenditures are expensed as incurred. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or a commitment to a formal plan of action. At environmental sites in which more than one potentially responsible party has been identified, a liability is recorded for the estimated allocable share of costs related to the Corporation's involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Corporation is the only responsible party, a liability for the total estimated costs of remediation is recorded. Liabilities for future expenditures for environmental remediation obligations are not discounted and do not reflect any anticipated recoveries from insurers.

Foreign Currency Translation

The income statements of foreign operations, other than those in hyperinflationary economies, are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected in stockholders' equity as unrealized translation adjustments.

The income statements and balance sheets of operations in hyperinflationary economies are translated into U.S. dollars using both current and historical rates of exchange. The effect of exchange rates on monetary assets and liabilities is reflected in income. The Corporation presently has no operations in hyperinflationary economies.

Derivative Instruments and Hedging

All derivative instruments are recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in the income statement or other comprehensive income, as appropriate. The gain or loss on derivatives designated as fair value hedges and the offsetting loss or gain on the hedged item attributable to the hedged risk are included in income in the period that changes in fair value occur. The effective portion of the gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period that changes in fair value occur and is reclassified to income in the same period that the hedged item affects income. The remaining gain or loss in excess of the cumulative change in the present value of the cash flows of the hedged item, if any, is recognized in income. The gain or loss on derivatives designated as hedges of investments in foreign subsidiaries is recognized in other comprehensive income to offset the change in value of the net investments being hedged. Any ineffective portion of net investment hedges is recognized in income. Certain foreign-currency derivative instruments with no specific hedging designations have been entered into to manage a portion of the Corporation's foreign currency transactional exposures. The gain or loss on these derivatives is included in income in the period that changes in their fair values occur.

Fair Values of Financial Instruments

Investment securities and derivative instruments are required to be recorded at fair values. These fair values have been determined using market information. Other financial instruments including cash equivalents, time deposits and short-term debt are recorded at cost, which approximates fair value. The fair values of long-term debt, redeemable preferred securities of subsidiary and derivatives are disclosed in Notes 4, 5 and 9, respectively.

New Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements; however, it will apply under other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued a staff position that delays the effective date of SFAS 157 for all nonfinancial assets and liabilities except for those recognized or disclosed at least annually. Except for the delay for nonfinancial assets and liabilities, SFAS 157 is effective for fiscal years beginning after December 15, 2007 and interim periods within such years. The Corporation will adopt SFAS 157 as of January 1, 2008, as required. Adoption of SFAS 157 is not expected to have a material effect on the Corporation's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 allows entities to choose, at specified election dates, to measure financial instruments (financial assets and liabilities) at fair value (the "Fair Value Option"). The election is made on an instrument-by-instrument basis and is irrevocable. If the Fair Value Option is elected for an instrument, SFAS 159 specifies that all subsequent changes in fair value for that instrument be reported in earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Corporation will not apply the Fair Value Option to any of its existing financial assets or liabilities.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) requires the acquirer in a business combination to:

- recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of the target entity,
- fair value contingent consideration arrangements at the acquisition date,
- expense transaction costs as incurred rather than being considered part of the fair value of an acquirer's interest,
- fair value certain preacquisition contingencies, such as environmental or legal issues,
- limit accrual of the costs for a restructuring plan in purchase accounting, and
- capitalize the value of acquired research and development as an indefinite-lived intangible asset, subject to impairment accounting, rather than being expensed at the acquisition date.

SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. Adoption is prospective, and early adoption is not permitted. Adoption of SFAS 141(R) is not expected to have a material effect on the Corporation's financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS 160"). SFAS 160 clarifies the classification of noncontrolling interests (i.e., minority owners' interests in subsidiaries) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests.

Under SFAS 160:

- Noncontrolling interests are reported as an element of consolidated equity, thereby eliminating the current practice of classifying minority owners' interests within a mezzanine section of the balance sheet.
- The current practice of reporting minority owners' share of subsidiaries net income will change. Reported net income will consist of the total income of all consolidated subsidiaries, with separate disclosure on the face of the income statement of the split of that income between the controlling and noncontrolling interests.
- Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions. If the controlling interest loses control and deconsolidates a subsidiary, full gain or loss on the transition will be recognized.

SFAS 160 is effective for fiscal years beginning after December 15, 2008. Early adoption is not permitted. Adoption is prospective, except for the following provisions, which are required to be adopted retrospectively:

- Noncontrolling interests are required to be reclassified from the mezzanine to equity, separate from the parent's shareholders' equity, in the consolidated balance sheet.
- Consolidated net income must be recast to include net income attributable to both controlling and noncontrolling interests.

Except for the classification of minority owners' interests into equity and the inclusion of all of the income of less than 100 percent owned subsidiaries in reported net income, adoption of SFAS 160 is not expected to have a material effect on the Corporation's financial statements.

On January 10, 2008, the FASB issued SFAS 133 Implementation Issue No. E23. This Implementation Issue clarifies the use of the shortcut method under paragraph 68 of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. The Implementation Issue also requires a company to review all existing hedging relationships as of January 1, 2008 for which the shortcut method had been applied and to dedesignate those hedging relationships that no longer qualify for use of the shortcut method under the Implementation Issue. The Corporation has completed the required review and does not have to dedesignate any hedging relationships.

Note 2. Strategic Cost Reduction Plan

In July 2005, the Corporation authorized a multi-year plan to further improve its competitive position by accelerating investments in targeted growth opportunities and strategic cost reductions aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe.

The strategic cost reductions commenced in the third quarter of 2005 and are expected to be substantially completed by December 31, 2008. Based on current estimates, the strategic cost reductions are expected to result in cumulative charges of approximately $880 to $910 million before tax ($610 to $630 million after tax) over that three and one-half year period.

By the end of 2008, it is anticipated there will be a net workforce reduction of about 10 percent, or approximately 6,000 employees. Since the inception of the strategic cost reductions, a net workforce reduction of approximately 4,700 has occurred. Approximately 24 manufacturing facilities are expected to be sold, closed, or streamlined. As of December 31, 2007, charges have been recorded related to the cost reduction initiatives for 23 facilities. To date, 14 facilities have been disposed of and 3 additional facilities have been closed and are being marketed for sale.

The following pretax charges were incurred in connection with the strategic cost reductions:

	Year Ended December 31		
	2007	**2006**	**2005**
	(Millions of dollars)		
Noncash charges	**$ 60.0**	$264.8	$179.7
Charges for workforce reductions	**8.8**	161.9	35.6
Other cash charges	**29.9**	44.6	11.0
Charges for special pension and other benefits	**8.5**	13.1	2.3
Total pretax charges	**$107.2**	$484.4	$228.6

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the noncash charges:

	Year Ended December 31		
	2007	2006	2005
	(Millions of dollars)		
Incremental depreciation and amortization	**$ 65.7**	$207.7	$ 80.1
Asset impairments	**—**	3.4	67.2
Asset write-offs	**9.5**	51.8	32.4
Net (gain) loss on asset dispositions	**(15.2)**	1.9	—
Total noncash charges	**$ 60.0**	$264.8	$179.7

The following summarizes the cash charges recorded and reconciles such charges to accrued expenses at December 31:

	2007	2006	2005
	(Millions of dollars)		
Accrued expenses—beginning of year	**$ 111.2**	$ 28.2	$ —
Charges for workforce reductions	**8.8**	161.9	35.6
Other cash charges	**29.9**	44.6	11.0
Cash payments	**(103.7)**	(128.4)	(17.7)
Currency	**7.6**	4.9	(.7)
Accrued expenses—end of year	**$ 53.8**	$ 111.2	$ 28.2

Termination benefits related to workforce reductions were accrued in accordance with the requirements of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), SFAS No. 112, *Employers' Accounting for Postemployment Benefits,* and SFAS No. 88, *Employers' Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits,* as appropriate. Retention bonuses related to workforce reductions were accrued in accordance with SFAS 146. The majority of the termination benefits and retention bonuses will be paid within 12 months of accrual. The termination benefits were provided under: a special-benefit arrangement for affected employees in the U.S.; standard benefit practices in the United Kingdom ("U.K."); applicable union agreements; or local statutory requirements, as appropriate. Incremental depreciation and amortization expenses were based on changes in useful lives and estimated residual values of assets that are continuing to be used, but will be removed from service before the end of their originally assumed service period. Asset impairment charges have been recorded in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* to reduce the carrying amount of long-lived assets that will be sold or disposed of to their estimated fair values. Charges for asset write-offs reduce the carrying amount of long-lived assets to their estimated salvage value in connection with the decision to dispose of such assets.

Costs of the initiatives have not been recorded at the business segment level, as the strategic cost reductions are corporate decisions. These charges are included in the following income statement captions:

	Year-Ended December 31		
	2007	2006	2005
	(Millions of dollars)		
Cost of products sold	**$ 89.4**	$ 342.4	$201.6
Marketing, research and general expenses	**31.8**	134.0	27.0
Other (income) and expense, net	**(14.0)**	8.0	—
Pretax charges	**107.2**	484.4	228.6
Provision for income taxes	**(45.6)**	(137.8)	(61.0)
Minority owners' share of subsidiaries' net income	**(.2)**	(1.6)	—
Total after-tax charges	**$ 61.4**	$ 345.0	$167.6

See Note 17 for additional information on the strategic cost reductions by business segment.

Actual pretax charges for the strategic cost reductions relate to activities in the following geographic areas for the years ended December 31:

	2007			
	North America	Europe	Other	Total
	(Millions of dollars)			
Incremental depreciation and amortization	**$ 40.3**	**$ 24.8**	**$ .6**	**$ 65.7**
Asset write-offs	**5.6**	**2.7**	**1.2**	**9.5**
Charges (credits) for workforce reductions and special pension and other benefits	**18.9**	**(7.4)**	**5.8**	**17.3**
Loss (gain) on asset disposal and other charges	**18.8**	**(4.1)**	**—**	**14.7**
Total charges	**$ 83.6**	**$ 16.0**	**$ 7.6**	**$107.2**

	2006			
	North America	Europe	Other	Total
	(Millions of dollars)			
Incremental depreciation and amortization	$124.0	$ 59.6	$24.1	$207.7
Asset impairments	—	3.4	—	3.4
Asset write-offs	28.9	21.4	1.5	51.8
Charges for workforce reductions and special pension and other benefits	57.1	107.2	10.7	175.0
Loss on asset disposal and other charges	30.3	14.8	1.4	46.5
Total charges	$240.3	$206.4	$37.7	$484.4

	2005			
	North America	Europe	Other	Total
	(Millions of dollars)			
Incremental depreciation and amortization	$52.0	$ 21.1	$ 7.0	$ 80.1
Asset impairments	—	67.2	—	67.2
Asset write-offs	4.7	17.5	10.2	32.4
Charges for workforce reductions and special pension and other benefits	18.0	6.8	13.1	37.9
Loss on asset disposal and other charges	10.2	.8	—	11.0
Total charges	$84.9	$113.4	$30.3	$228.6

Note 3. Acquisitions and Intangible Assets

Acquisitions

During the first quarter of 2007, the Corporation acquired the remaining 50 percent interest in its Indonesian subsidiary, P.T. Kimberly-Lever Indonesia for $15.7 million. The allocation of the purchase price to the fair value of assets and liabilities acquired was completed in 2007 and resulted in recognition of goodwill of $11.7 million.

During the fourth quarter of 2006, the Corporation acquired the remaining 30 percent interest in its Brazilian subsidiary, Kimberly-Clark Kenko Industria e Comercio Ltda for $99.6 million. The allocation of the purchase price to the fair value of assets and liabilities acquired was completed in 2007 and resulted in recognition of goodwill and other intangible assets of approximately $78 million.

These acquisitions are consistent with the Corporation's strategy of investing for growth in the rapidly growing BRICIT countries (Brazil, Russia, India, China, Indonesia and Turkey), and are expected to better position the Corporation to leverage its scale and capabilities in customer development and product supply to drive growth and profitability across its businesses in Indonesia and Brazil.

Goodwill

The changes in the carrying amount of goodwill by business segment are as follows:

	Personal Care	Consumer Tissue	K-C Professional & Other	Health Care	Total
	(Millions of dollars)				
Balance at January 1, 2006	$529.8	$605.5	$303.8	$1,246.5	$2,685.6
Acquisitions	78.1	—	—	—	78.1
Currency and other	43.7	45.4	5.0	2.7	96.8
Balance at December 31, 2006	651.6	650.9	308.8	1,249.2	2,860.5
Acquisitions	**7.8**	**2.0**	**1.9**	**—**	**11.7**
Currency and other	**49.8**	**(2.9)**	**19.6**	**3.7**	**70.2**
Balance at December 31, 2007	**$709.2**	**$650.0**	**$330.3**	**$1,252.9**	**$2,942.4**

Other Intangible Assets

Intangible assets subject to amortization are included in other assets and consist of the following at December 31:

	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(Millions of dollars)			
Trademarks	**$222.4**	**$122.0**	$211.7	$113.0
Patents	**54.0**	**39.2**	52.0	32.9
Other	**31.5**	**15.0**	24.9	9.9
Total	**$307.9**	**$176.2**	$288.6	$155.8

Amortization expense for intangible assets was approximately $14 million in 2007, $39 million in 2006 and $26 million in 2005. Amortization expense is estimated to be approximately $12 million in 2008, $11 million in 2009, $8 million in 2010, and $7 million in both 2011 and 2012.

Note 4. Debt

Long-term debt is comprised of the following:

	Weighted-Average Interest Rate	Maturities	December 31 2007	December 31 2006
			(Millions of dollars)	
Notes and debentures	5.80%	2009 – 2038	**$3,958.6**	$2,145.1
Dealer remarketable securities	4.42%	2008 – 2016	**200.0**	200.0
Industrial development revenue bonds	3.61%	2009 – 2037	**280.4**	297.6
Bank loans and other financings in various currencies	8.05%	2008 – 2031	**196.0**	170.5
Total long-term debt			**4,635.0**	2,813.2
Less current portion			**241.1**	537.2
Long-term portion			**$4,393.9**	$2,276.0

Fair value of total long-term debt, based on quoted market prices for the same or similar debt issues, was approximately $4.8 billion and $2.8 billion at December 31, 2007 and 2006, respectively. Scheduled maturities of long-term debt for the next five years are $241.1 million in 2008, $69.9 million in 2009, $488.3 million in 2010, $9.1 million in 2011, and $405.4 million in 2012.

During the third quarter of 2007, the Corporation issued $450 million Floating Rate Notes due July 30, 2010; $950 million 6.125% Notes due August 1, 2017; and $700 million 6.625% Notes due August 1, 2037. The Corporation used the net proceeds from the issuance of these notes primarily to fund the accelerated share repurchase agreement (the "ASR Agreement") discussed in Note 8. The balance of the net proceeds was used by the Corporation to repay a portion of the long-term debt that matured on August 1, 2007.

During the fourth quarter of 2006, the Corporation issued $200 million of dealer remarketable securities that have a final maturity in 2016. These securities are classified as current portion of long-term debt as the result of the remarketing provisions of these debt instruments, which require that each year the securities either be remarketed by the dealer or repaid by the Corporation. In the fourth quarter of 2007, the Corporation remarketed these securities at 4.42%. Proceeds from the issuance of the notes in 2006 were used for general corporate purposes and for the reduction of existing indebtedness, including portions of the Corporation's outstanding commercial paper program.

At December 31, 2007, the Corporation had fixed-to-floating interest rate swap agreements related to a $500 million 5% Note that matures on August 15, 2013.

At December 31, 2006, the Corporation had a $1.5 billion unused revolving credit facility that was scheduled to expire in June 2010. In September 2007, the Corporation renegotiated this facility, maintaining availability at $1.5 billion with a feature that would allow for increasing this facility to $2.0 billion. The previous lender participation structure was substantially unchanged and the cost of the facility was reduced. This facility, which expires in September 2012, remained unused at December 31, 2007.

Debt payable within one year is as follows:

	December 31	
	2007	**2006**
	(Millions of dollars)	
Commercial paper	**$ 643.5**	$ 618.4
Current portion of long-term debt	**241.1**	537.2
Other short-term debt	**213.3**	170.8
Total	**$1,097.9**	$1,326.4

At December 31, 2007 and 2006, the weighted-average interest rate for commercial paper was 4.5 percent and 5.3 percent, respectively.

Note 5. Redeemable Preferred Securities of Subsidiary

In February 2001, the Corporation and a non-affiliated third party entity (the "Third Party") formed a Luxembourg-based financing subsidiary. The Corporation is the primary beneficiary of the subsidiary and, accordingly, consolidates the subsidiary in the accompanying Consolidated Financial Statements.

In December 2007, the contractual arrangements among the Corporation, the Third Party and the subsidiary were restructured. In conjunction with the restructuring, the Third Party invested an additional $172 million in the subsidiary. Following the restructuring, the Third Party has investments in two classes of voting-preferred securities issued by the subsidiary (the "Preferred Securities"). The two classes of Preferred Securities, Class A-1 and Class A-2, have a par value of $500 million each for an aggregate of $1 billion. The Preferred Securities represent 98 percent of the voting power of the subsidiary. The Class A-1 and Class A-2 Preferred Securities accrue a fixed annual rate of return of 5.074 percent and 5.417 percent, respectively, which is paid on a quarterly basis. Prior to the restructuring, the annual rate of return on preferred securities of the subsidiary held by the Third Party accrued but was not currently payable. The Class A-1 Preferred Securities are redeemable by the subsidiary in December 2011 and on each 7-year anniversary thereafter, at par value plus any accrued but unpaid return. The Class A-2 Preferred Securities are redeemable in December 2014 and on each 7-year anniversary thereafter, at par value plus any accrued but unpaid return.

The subsidiary also has issued voting-preferred and common securities to the Corporation for total cash proceeds of $500 million. These securities are entitled to a combined two percent vote, and the common securities are entitled to all of the residual equity after satisfaction of the preferred interests.

Approximately 98 percent of the total cash contributed to the entity has been loaned to the Corporation. These long-term loans bear fixed annual interest rates. The funds remaining in the financing subsidiary are invested in equity-based exchange traded funds. The preferred and common securities of the subsidiary held by the Corporation and the intercompany loans have been eliminated in the Consolidated Financial Statements. The return on the Preferred Securities is included in minority owners' share of subsidiaries' net income in the Corporation's Consolidated Income Statement. The increase in the balance of the redeemable preferred securities in 2007 is due to the additional Third Party investment mentioned above and the accrued 2007 return on the Third Party investment that was not paid in 2007. The Preferred Securities, which have an estimated fair value of $1.0 billion at December 31, 2007, are shown as redeemable preferred securities of subsidiary on the Consolidated Balance Sheet.

Neither the Third Party nor creditors of the subsidiary have recourse to the general credit of the Corporation. If the Third Party elects to have its preferred securities redeemed, then the loans to the Corporation would become payable to the financing subsidiary to the extent necessary to enable the financing subsidiary to pay the redemption value.

Note 6. Stock-Based Compensation

The Corporation has a stock-based Equity Participation Plan and an Outside Directors' Compensation Plan (the "Plans"), under which it can grant stock options, restricted shares and restricted share units to employees and outside directors. As of December 31, 2007, the number of shares of common stock available for grants under the Plans aggregated 21.3 million shares.

Stock options are granted at an exercise price equal to the market value of the Corporation's common stock on the date of grant, and they have a term of 10 years. Stock options granted to employees in the U.S. are subject to graded vesting whereby options vest 30 percent at the end of each of the first two 12-month periods following the grant and 40 percent at the end of the third 12-month period. Options granted to certain non-U.S. employees cliff vest at the end of three or four years.

Restricted shares, time-based restricted share units and performance-based restricted share units granted to employees are valued at the closing market price of the Corporation's common stock on the grant date and generally vest over three to five years. The number of performance-based share units that ultimately vest ranges from zero to 150 percent of the number granted, based on performance measures tied to return on invested capital ("ROIC") during the three-year performance period. ROIC targets are set at the beginning of the performance period. Restricted share units granted to outside directors are valued at the closing market price of the Corporation's common stock on the grant date and vest when they are granted. The restricted period begins on the date of grant and expires on the date the outside director retires from or otherwise terminates service on the Corporation's Board.

At the time stock options are exercised or restricted shares and restricted share units become payable, common stock is issued from the Corporation's accumulated treasury shares. Cash dividends are paid on restricted shares, and cash dividends or dividend equivalents are paid or credited on restricted share units, on the same date and at the same rate as dividends are paid on the Corporation's common stock. These cash dividends and dividend equivalents, net of estimated forfeitures, are charged to retained earnings. Previously paid cash dividends on subsequently forfeited restricted share units are charged to compensation expense.

Prior to January 1, 2006, the Corporation accounted for these plans under the recognition and measurement provisions of APB No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). No compensation cost for stock options was recognized in the Consolidated Income Statement for periods prior to January 1, 2006, as all stock options granted had an exercise price equal to the market value of the Corporation's common stock on the date of grant.

Effective January 1, 2006, the Corporation adopted the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment,* ("SFAS 123R"), using the modified-prospective-transition method. Under that transition method, compensation cost is recognized in the periods after adoption for (i) all stock option awards granted or modified after December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R and (ii) all stock options granted prior to but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123. Results for prior periods were not restated. Also in connection with the adoption of SFAS 123R, approximately $37 million was reclassified from accrued liabilities to additional paid-in capital, as accrued compensation for unvested restricted share units does not meet the definition of a liability under SFAS 123R.

Stock-based compensation costs of $62.7 million and $67.4 million and related deferred income tax benefits of approximately $20.3 million and $23.5 million were recognized for 2007 and 2006, respectively. The 2006 compensation cost is net of a cumulative pretax adjustment of $3.9 million resulting from a change in estimating the forfeiture rate for unvested restricted share and restricted share unit awards as of January 1, 2006, as required by SFAS 123R.

The fair value of stock option awards granted on or after January 1, 2006 was determined using a Black-Scholes-Merton option-pricing model utilizing a range of assumptions related to dividend yield, volatility, risk-free interest rate, and employee exercise behavior. Dividend yield is based on historical experience and expected future dividend actions. Expected volatility is based on a blend of historical volatility and implied volatility from traded options on the Corporation's common stock. Prior to January 1, 2006, volatility was based on historical experience only. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Corporation estimates forfeitures based on historical data.

The weighted-average fair value of the options granted in 2007 and 2006 were estimated at $11.21 and $10.10, respectively, per option on the date of grant based on the following assumptions:

	2007	2006
Dividend yield	**3.20%**	3.50%
Volatility	**15.19%**	17.84%
Risk-free interest rate	**4.62%**	5.04%
Expected life—years	**6.4**	6.0

As of December 31, 2007, the total remaining unrecognized compensation costs and amortization period are as follows:

	Millions	Weighted-Average Service Years
Nonvested stock options	$39.6	1.0
Restricted shares and time-based restricted share units	$25.5	1.4
Nonvested performance-based restricted share units	$11.9	1.0

Prior to the adoption of SFAS 123R, all tax benefits from deductions resulting from the exercise of stock options and the vesting of restricted shares and restricted share units were presented as operating cash flows in the Consolidated Cash Flow Statement. SFAS 123R requires the cash flow tax benefits resulting from tax deductions in excess of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows. Excess tax benefits aggregating $22.1 million and $25.8 million were classified as Other cash inflows under Financing Activities for the years ended December 31, 2007 and 2006, respectively.

In prior periods the Corporation had calculated pro forma employee compensation cost for stock options on an accelerated method as required by SFAS 123. The Corporation elected, for all stock option awards granted on or after January 1, 2006, to recognize compensation cost on a straight-line basis over the requisite service period for the entire award as permitted by SFAS 123R.

Pursuant to the requirements of SFAS 123, the weighted-average fair value of the stock options granted during 2005 were estimated as $11.94 on the date of grant. The fair values were determined using a Black-Scholes-Merton option-pricing model using the following assumptions:

	2005
Dividend yield	2.92%
Volatility	21.80%
Risk-free interest rate	3.97%
Expected life—years	5.9

The following presents information about net income and earnings per share ("EPS") as if the Corporation had applied the fair value expense recognition requirements of SFAS 123 to all stock options granted under the Equity Participation Plan:

	Year Ended December 31, 2005
	(Millions of dollars)
Net income, as reported	$1,568.3
Add: Stock-based compensation expense included in reported net income, net of income taxes	20.7
Less: Stock-based compensation expense determined under the fair value requirements of SFAS 123, net of income taxes	(57.1)
Pro forma net income	$1,531.9

	Year Ended December 31, 2005
Earnings per share	
Basic—as reported	$ 3.30
Basic—pro forma	$ 3.23
Diluted—as reported	$ 3.28
Diluted—pro forma	$ 3.21

A summary of stock-based compensation under the Plans as of December 31, 2007 and the activity during the year then ended is presented below:

Stock Options	Shares (000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value $(000)
Outstanding at January 1, 2007	29,950	$58.58		
Granted	3,944	71.87		
Exercised	(6,216)	56.10		
Forfeited or expired	(599)	63.65		
Outstanding at December 31, 2007	27,079	60.98	5.4	$ 226,459
Exercisable at December 31, 2007	18,878	59.10	4.0	$ 193,339

During 2007, cash received from the exercise of stock options aggregated $348.9 million. The total intrinsic value of stock options exercised during 2007 was $85.7 million; the Corporation received a related income tax benefit of about $30.3 million.

	Restricted Shares		Time-Based Restricted Share Units		Performance-Based Restricted Share Units	
Other Stock-Based Awards	Shares (000's)	Weighted-Average Grant-Date Fair Value	Shares (000's)	Weighted-Average Grant-Date Fair Value	Shares (000's)	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2007	465	$51.14	1,044	$58.97	660	$61.26
Granted	—	—	364	71.16	241	71.22
Vested	(75)	59.55	(115)	63.24	(234)	63.77
Forfeited	(42)	46.32	(101)	60.03	(59)	63.23
Nonvested at December 31, 2007	348	50.30	1,192	62.47	608	64.05

The total fair value of restricted shares and restricted share units that became vested during 2007 was $29.8 million.

Note 7. Employee Postretirement Benefits

Pension Plans

Substantially all regular employees in North America and the U.K. are covered by defined benefit pension plans (the "Principal Plans") and/or defined contribution retirement plans. Certain other subsidiaries have defined benefit pension plans or, in certain countries, termination pay plans covering substantially all regular employees. The funding policy for the qualified defined benefit plans in North America and the defined benefit plans in the U.K. is to contribute assets equal in amount to the higher of the accumulated benefit obligation ("ABO") or regulatory minimum requirements. Subject to regulatory requirements and tax deductibility limits, any funding shortfall will be eliminated over a reasonable number of years. Nonqualified U.S. plans providing pension benefits in excess of limitations imposed by the U.S. income tax code are not funded. Funding for the remaining defined benefit plans outside the U.S. is based on legal requirements, tax considerations, investment opportunities, and customary business practices in such countries.

Other Postretirement Benefit Plans

Substantially all U.S. retirees and employees are covered by unfunded health care and life insurance benefit plans. Certain benefits are based on years of service and/or age at retirement. The plans are principally noncontributory for employees who were eligible to retire before 1993 and contributory for most employees who retire after 1992, except that the Corporation provides no subsidized benefits to most employees hired after 2003.

In the U.S., health care benefit costs are capped and indexed by 3 percent annually for certain employees retiring on or before April 1, 2004. The Corporation's future cost for retiree health care benefits is limited to a defined fixed cost based on the years of service for certain employees retiring after April 1, 2004. The annual increase in the consolidated weighted-average health care cost trend rate is expected to be 8.44 percent in 2008, 7.46 percent in 2009 and to gradually decline to 5.21 percent in 2020 and thereafter.

Summarized financial information about postretirement plans, excluding defined contribution retirement plans, is presented below:

	Pension Benefits		Other Benefits	
	Year Ended December 31			
	2007	2006	2007	2006
	(Millions of dollars)			
Change in Benefit Obligation				
Benefit obligation at beginning of year	**$5,688.3**	$ 5,509.2	**$ 866.7**	$ 861.7
Service cost	**81.4**	86.9	**14.7**	16.3
Interest cost	**315.1**	298.3	**50.1**	48.1
Actuarial (gain) loss	**(338.7)**	(66.7)	**(16.3)**	6.0
Currency and other	**64.1**	197.5	**19.6**	10.3
Benefit payments from plans	**(336.6)**	(324.1)	**—**	(47.4)
Direct benefit payments	**(14.8)**	(12.8)	**(76.6)**	(28.3)
Benefit obligation at end of year	**5,458.8**	5,688.3	**858.2**	866.7
Change in Plan Assets				
Fair value of plan assets at beginning of year	**4,605.3**	4,126.2	**—**	—
Actual gain on plan assets	**294.3**	544.9	**—**	—
Employer contributions	**98.0**	132.1	**—**	40.9
Currency and other	**44.5**	126.2	**—**	6.5
Benefit payments	**(336.6)**	(324.1)	**—**	(47.4)
Fair value of plan assets at end of year	**4,705.5**	4,605.3	**—**	—
Funded Status	**$ (753.3)**	$(1,083.0)	**$(858.2)**	$(866.7)
Amounts Recognized in the Balance Sheet				
Noncurrent asset—Prepaid benefit cost	**$ 20.1**	$ 7.6	**$ —**	$ —
Current liability—Accrued benefit cost	**(8.6)**	(8.5)	**(76.0)**	(69.7)
Noncurrent liability—Accrued benefit cost	**(764.8)**	(1,082.1)	**(782.2)**	(797.0)
Net amount recognized	**$ (753.3)**	$(1,083.0)	**$(858.2)**	$(866.7)

The Corporation uses December 31 as the measurement date for all of its postretirement plans.

Information for the Principal Plans and All Other Pension Plans

	Principal Plans		All Other Pension Plans		Total	
	Year Ended December 31					
	2007	2006	2007	2006	2007	2006
	(Millions of dollars)					
Projected benefit obligation ("PBO")	**$5,025.0**	$5,252.5	**$433.8**	$435.8	**$5,458.8**	$5,688.3
ABO	**4,738.2**	4,914.8	**379.8**	384.3	**5,118.0**	5,299.1
Fair value of plan assets	**4,358.4**	4,285.2	**347.0**	320.1	**4,705.4**	4,605.3

Information for Pension Plans With an ABO in Excess of Plan Assets

	December 31	
	2007	2006
	(Millions of dollars)	
PBO	**$5,055.2**	$5,453.9
ABO	**4,764.5**	5,101.9
Fair value of plan assets	**4,303.8**	4,389.9

Components of Net Periodic Benefit Cost

	Pension Benefits			Other Benefits		
	Year Ended December 31					
	2007	2006	2005	2007	2006	2005
	(Millions of dollars)					
Service cost	**$ 81.4**	$ 86.9	$ 81.4	**$14.7**	$16.3	$17.4
Interest cost	**315.1**	298.3	294.6	**50.1**	48.1	47.1
Expected return on plan assets[(a)]	**(372.4)**	(337.2)	(322.6)	—	—	—
Amortization of prior service cost (benefit) and transition amount	**7.0**	7.7	6.3	**1.8**	2.1	(.2)
Recognized net actuarial loss	**76.6**	100.5	92.7	**5.2**	3.8	3.9
Other	**12.1**	10.7	4.4	—	2.7	—
Net periodic benefit cost	**$ 119.8**	$ 166.9	$ 156.8	**$71.8**	$73.0	$68.2

(a) The expected return on plan assets is determined by multiplying the fair value of plan assets at the prior year-end (adjusted for estimated current year cash benefit payments and contributions) by the expected long-term rate of return.

Weighted-Average Assumptions used to determine Net Cost for years ended December 31

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Discount rate	**5.64%**	5.47%	5.68%	**5.84%**	5.68%	5.85%
Expected long-term return on plan assets	**8.27%**	8.28%	8.29%	—	—	—
Rate of compensation increase	**3.90%**	3.68%	3.67%	—	—	—

Weighted-Average Assumptions used to determine Benefit Obligations at December 31

	Pension Benefits		Other Benefits	
	2007	2006	2007	2006
Discount rate	**6.14 %**	5.64%	**6.24 %**	5.84%
Rate of compensation increase	**3.99 %**	3.90%	—	—

Expected Long-Term Rate of Return and Investment Strategies for the Principal Plans

The expected long-term rate of return on pension fund assets was determined based on projected long-term returns of broad equity and bond indices. The Corporation also considered the U.S. plan's historical 15-year and 20-year compounded annual returns of 10.1 percent and 10.3 percent, respectively, which have been in excess of these broad equity and bond benchmark indices. The Corporation anticipates that on average the investment managers for each of the plans comprising the Principal Plans will generate annual long-term rates of return of at least 8.4 percent. The Corporation's expected long-term rate of return on the assets in the Principal Plans is based on an asset allocation assumption of about 70 percent with equity managers, with expected long-term rates of return of approximately 10 percent, and about 30 percent with fixed income managers, with an expected long-term rate of return of about 6 percent. The Corporation regularly reviews its actual asset allocation and periodically rebalances its investments to the targeted allocation when considered appropriate. The Corporation will continue to evaluate its long-term rate of return assumptions at least annually and will adjust them as necessary.

Plan Assets

The Corporation's pension plan asset allocations for its Principal Plans are as follows:

Asset Category	Target Allocation 2008	Percentage of Plan Assets at December 31 2007	2006
Equity securities	71%	69%	74%
Debt securities	29	31	26
Total	100%	100%	100%

The plan assets did not include a significant amount of the Corporation's common stock.

Cash Flows

While the Corporation is not required to make a contribution in 2008 to the U.S. plan, the benefit of a contribution will be evaluated. The Corporation currently anticipates contributing about $82 million to its pension plans outside the U.S. in 2008.

Estimated Future Benefit Payments

Over the next ten years, the Corporation expects to make the following gross benefit payments and receive related Medicare Part D reimbursements:

	Pension Benefits	Other Benefits	Medicare Part D Reimbursements
		(Millions of dollars)	
2008	$ 352	$ 88	$ (4)
2009	343	89	(4)
2010	345	90	(4)
2011	349	92	(4)
2012	347	92	(4)
2013 – 2017	1,966	519	(24)

Health Care Cost Trends

Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care trend rates would have the following effects on 2007 data:

	One-Percentage-Point	
	Increase	Decrease
	(Millions of dollars)	
Effect on total of service and interest cost components	$ 2.8	$ 2.5
Effect on postretirement benefit obligation	37.6	34.6

Defined Contribution Retirement Plans

Contributions to defined contribution retirement plans are primarily based on the age and compensation of covered employees. The Corporation's contributions, all of which were charged to expense, were $56.0 million, $55.0 million and $52.7 million in 2007, 2006 and 2005, respectively.

Investment Plans

Voluntary contribution investment plans are provided to substantially all North American and most European employees. Under the plans, the Corporation matches a portion of employee contributions. Costs charged to expense under the plans were $30.5 million, $30.1 million and $31.0 million in 2007, 2006 and 2005, respectively.

Note 8. Stockholders' Equity

On July 23, 2007, the Corporation entered into the ASR Agreement through which it purchased $2 billion of outstanding shares of its common stock. Under the ASR Agreement, the Corporation purchased approximately 29.6 million shares of common stock from Bank of America, N.A. ("Bank of America") at an initial purchase price of $67.48 per share. These repurchased shares are classified as treasury shares.

Bank of America is expected to repurchase an equivalent number of shares in the open market during the period from July 26, 2007 to June 20, 2008 (the "Repurchase Period"). The ASR Agreement includes a provision that would allow Bank of America, at its discretion, to accelerate the program so that the Repurchase Period may end as early as March 10, 2008. The initial purchase price per share is subject to an adjustment based on the volume weighted average price per share of the Corporation's shares of common stock during the Repurchase Period.

Prior to entering into the ASR Agreement, the Corporation's Board of Directors approved a new share repurchase program authorizing the Corporation to repurchase 50 million shares of the Corporation's common stock in the open market (in addition to approximately 28 million shares that remained available under the Corporation's prior share repurchase authorization). Accordingly, after execution of the ASR Agreement and share repurchases under the Corporation's ongoing program, the Corporation has authorization remaining to repurchase approximately 42 million additional shares. Subject to regulatory and market conditions, the Corporation intends to continue its ongoing share repurchase program in the open market during the Repurchase Period.

On September 14, 2006, the Board of Directors authorized the retirement of 90 million shares of treasury stock, which became authorized but unissued shares.

At December 31, 2007, unremitted net income of equity companies included in consolidated retained earnings was about $847 million.

Accumulated Other Comprehensive Income (Loss)

The changes in the components of accumulated other comprehensive income (loss) are as follows:

	Year Ended December 31								
	2007			2006			2005		
	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Net Amount
	(Millions of dollars)								
Unrealized translation	**$365.3**	**$ —**	**$365.3**	$ 439.7	$ —	$ 439.7	$(412.6)	$ —	$(412.6)
Minimum pension liability	**n/a**	**n/a**	**n/a**	331.3	(128.0)	203.3	(97.7)	39.1	(58.6)
Unrecognized net actuarial loss and transition amount:									
Pension benefits	**325.2**	**(107.7)**	**217.5**	n/a	n/a	n/a	n/a	n/a	n/a
Other postretirement benefits	**19.8**	**20.5**	**40.3**	n/a	n/a	n/a	n/a	n/a	n/a
Unrecognized prior service cost:									
Pension benefits	**11.3**	**(4.3)**	**7.0**	n/a	n/a	n/a	n/a	n/a	n/a
Other postretirement benefits	**1.8**	**(.7)**	**1.1**	n/a	n/a	n/a	n/a	n/a	n/a
Deferred (losses) gains on cash flow hedges	**5.7**	**4.3**	**10.0**	(16.4)	5.7	(10.7)	40.7	(13.0)	27.7
Unrealized holding gains (losses) on securities	**(.2)**	**—**	**(.2)**	.1	—	.1	.1	—	.1
Other comprehensive income (loss)	**$728.9**	**$ (87.9)**	**$641.0**	$ 754.7	$(122.3)	$ 632.4	$(469.5)	$ 26.1	$(443.4)
Adoption of SFAS 158[(a)]	**n/a**	**n/a**	**n/a**	(618.0)	222.8	(395.2)	n/a	n/a	n/a
Change in accumulated other comprehensive income (loss)	**$728.9**	**$ (87.9)**	**$641.0**	$ 136.7	$ 100.5	$ 237.2	$(469.5)	$ 26.1	$(443.4)

n/a—not applicable

(a) Set forth below is detailed information concerning the adoption of SFAS 158:

	Year Ended December 31, 2006		
	Pretax Amount	Tax Effect	Net Amount
	(Millions of dollars)		
Reversal of minimum pension liability	$ 1,055.2	$(370.3)	$ 684.9
Unrecognized net actuarial loss and transition amount:			
Pension benefits	(1,446.5)	508.4	(938.1)
Other postretirement benefits	(148.8)	56.0	(92.8)
Unrecognized prior service cost:			
Pension benefits	(52.7)	19.1	(33.6)
Other postretirement benefits	(25.2)	9.6	(15.6)
Adoption of SFAS 158	$ (618.0)	$ 222.8	$(395.2)

Effective December 31, 2006, the Corporation adopted SFAS 158. SFAS 158 required the Corporation to record a transition adjustment to recognize the funded status of postretirement defined benefit plans—measured as the difference between the fair value of plan assets and the benefit obligations—in its balance sheet after adjusting for derecognition of the Corporation's minimum pension liability as of December 31, 2006.

Although the Corporation adopted the provisions of SFAS 158, it incorrectly presented the $395.2 million effect of this transition adjustment as a reduction of 2006 comprehensive income on its Consolidated Statement of Stockholders' Equity for the year ended December 31, 2006. The effect of removing the SFAS 158 transition adjustment changed reported comprehensive income from $1,736.7 million to $2,131.9 million.

Below is the detailed statement of 2007 other comprehensive income:

	Year Ended December 31, 2007		
	Pretax Amount	Tax Effect	Net Amount
	(Millions of dollars)		
Unrealized translation	$365.3	$ —	$365.3
Defined benefit pension plans:			
Unrecognized net actuarial loss and transition amount			
Funded status recognition	264.0	(84.8)	179.2
Amortization included in net periodic benefit cost	76.7	(27.8)	48.9
Currency and other	(15.5)	4.9	(10.6)
	325.2	(107.7)	217.5
Unrecognized prior service cost			
Unrecognized net actuarial loss and transition amount	4.4	(1.8)	2.6
Funded status recognition	6.9	(2.5)	4.4
	11.3	(4.3)	7.0
	336.5	(112.0)	224.5
Other postretirement defined benefit plans:			
Unrecognized net actuarial loss and transition amount			
Funded status recognition	16.2	22.0	38.2
Amortization included in net periodic benefit cost	5.3	(2.0)	3.3
Currency and other	(1.7)	.5	(1.2)
	19.8	20.5	40.3
Unrecognized prior service cost			
Amortization included in net periodic benefit cost	1.8	(.7)	1.1
	21.6	19.8	41.4
Cash flow hedges and other:			
Recognition of effective portion of hedges	(20.3)	16.1	(4.2)
Amortization included in net income	29.9	(11.8)	18.1
Currency and other	(4.1)	—	(4.1)
	5.5	4.3	9.8
Other comprehensive income	$728.9	$ (87.9)	$641.0

Accumulated balances of other comprehensive income (loss), net of applicable income taxes are as follows:

	December 31	
	2007	2006
	(Millions of dollars)	
Unrealized translation	**$ 7.1**	$ (358.2)
Unrecognized net actuarial loss and transition amount	**(773.1)**	(1,030.9)
Unrecognized prior service cost	**(41.1)**	(49.2)
Deferred gains on cash flow hedges	**16.1**	6.1
Unrealized holding losses on securities	**(.2)**	—
Accumulated other comprehensive income (loss)	**$(791.2)**	$(1,432.2)

Net unrealized currency gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are recorded in accumulated other comprehensive income. For these operations, changes in exchange rates generally do not affect cash flows; therefore, unrealized translation adjustments are recorded in accumulated other comprehensive income rather than net income. Upon sale or substantially complete liquidation of any of these subsidiaries, the applicable unrealized translation adjustment would be removed from accumulated other comprehensive income and reported as part of the gain or loss on the sale or liquidation. The decrease in unrealized translation is primarily due to the weakening of the U.S. dollar versus the Australian dollar, euro, Thai baht and Swiss franc.

Also included in unrealized translation amounts are the effects of foreign exchange rate changes on intercompany balances of a long-term investment nature and transactions designated as hedges of net foreign investments.

Approximately $55 million and $9 million of unrecognized net actuarial loss and unrecognized prior service cost, respectively, is expected to be recognized as a component of net periodic benefit cost in 2008.

Note 9. Risk Management

As a multinational enterprise, the Corporation is exposed to risks such as changes in foreign currency exchange rates, interest rates and commodity prices. The Corporation employs a variety of practices to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. The Corporation's policies allow the use of derivatives for risk management purposes and prohibit their use for speculation or trading, and prohibit the use of any leveraged derivative instrument. Foreign currency derivative instruments are either exchange-traded or are entered into with major financial institutions. The Corporation's credit exposure under these arrangements is limited to those agreements with a positive fair value at the reporting date. Credit risk with respect to the counterparties is considered minimal in view of the financial strength of the counterparties.

Foreign Currency Exchange Risk Management

Foreign currency exchange risk is managed by the systematic use of foreign currency forward and swap contracts. The use of these instruments allows management of transactional exposure to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure. The fair value of hedging instruments at December 31, 2007 and 2006 was $21.3 million and $6.7 million in assets and $22.6 million and $19.7 million in liabilities, respectively. Management does not foresee or expect any significant change in such exposures in the near future or in the strategies it employs to manage them. In addition, many of the Corporation's non-U.S. operations buy the majority of their inputs and sell the majority of their outputs in their local currency, thereby minimizing the effect of currency rate changes on their local operating profit margins.

Foreign Currency Translation Risk Management

Translation adjustments result from translating foreign entities' financial statements to U.S. dollars from their functional currencies. Translation exposure, which results from changes in translation rates between functional currencies and the U.S. dollar, generally is not hedged. There are no net investment hedges in place at December 31, 2007. The risk to any particular entity's net assets is minimized to the extent that the entity is financed with local currency borrowing.

Interest Rate Risk Management

Interest rate risk is managed using a portfolio of variable- and fixed-rate debt composed of short- and long-term instruments and interest rate swaps. The objective is to maintain a cost-effective mix that management deems appropriate. The fair value of hedging instruments was $15.6 million in assets at December 31, 2007 and $13.3 million in assets and $7.9 million in liabilities at December 31, 2006. Management does not foresee or expect any significant changes in its exposure to interest rate fluctuations in the near future or in the strategies it employs to manage them.

Commodity Price Risk Management

The Corporation is subject to commodity price risk, the most significant of which relates to the prices of pulp, polypropylene, petroleum and natural gas.

Selling prices of tissue products are influenced, in part, by the market price for pulp, which is determined by industry supply and demand. On a worldwide basis, the Corporation sources approximately 8 percent of its virgin fiber needs from internal pulp manufacturing operations. Increases in pulp prices could adversely affect earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in pulp prices. Derivative instruments have not been used to manage pulp price risk.

Polypropylene is subject to price fluctuations based on changes in petroleum prices, availability and other factors. A number of the Corporation's products, such as diapers, training and youth pants, and incontinence care products contain certain polypropylene materials. The Corporation purchases these materials from a number of suppliers. Significant increases in prices for these materials could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if adjustments significantly trail the increases in prices for these materials. Derivative instruments have not been used to manage these risks.

The Corporation's distribution costs for its finished products are subject to fluctuations in petroleum prices and other factors. The Corporation utilizes a number of providers of transportation services. Significant increases in prices for these services could adversely affect the Corporation's earnings if selling prices for its finished products are not adjusted or if adjustments significantly trail the increases in prices for these services. Derivative instruments have not been used to manage these risks.

The Corporation uses derivative financial instruments to offset a substantial portion of its exposure to market risk arising from changes in the price of natural gas. Hedging of this risk is accomplished by entering into forward swap contracts, which are designated as hedges of specific quantities of natural gas expected to be purchased in future months. These readily marketable swap contracts are recorded in the Corporation's

Consolidated Balance Sheet at fair value. The fair value of these hedging instruments at December 31, 2007 and 2006 was a liability of $1.1 million and $6.8 million, respectively. On the date the derivative contract is entered into, the Corporation formally documents and designates the swap contract as a cash flow hedge, including how the effectiveness of the hedge will be measured. This process links the swap contract to specific forecasted transactions. Changes in their fair values were recorded in other comprehensive income, net of related income taxes, and recognized in income at the time the cost of the natural gas was recognized in income.

Effect of Derivative Instruments on Results of Operations and Other Comprehensive Income

Fair Value Hedges

The Corporation's fair value hedges offset the effect of the hedged items in 2007, 2006 and 2005, resulting in no effect on income. In addition, during these years, all designated derivatives for firm commitments continued to qualify for fair value hedge accounting.

Cash Flow Hedges

The effective portion of the gain or loss on the derivative instruments designated as cash flow hedges is initially recorded in other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. The Corporation's cash flow hedges resulted in no significant ineffectiveness in 2007, 2006 and 2005 and consequently resulted in no significant effect on income. During the same period in which the hedged forecasted transactions affected earnings, the Corporation reclassified $18.0 million of after-tax losses, $14.0 million of after-tax losses, and $11.2 million of after-tax gains, in 2007, 2006 and 2005, respectively, from accumulated other comprehensive income to earnings. At December 31, 2007, the Corporation expects to reclassify $4.5 million of after-tax losses from accumulated other comprehensive income primarily to cost of sales during the next twelve months, consistent with the timing of the underlying hedged transactions. The maximum maturity of cash flow derivatives in place at December 31, 2007 is August 2013.

Net Investment Hedges

In 2007, the Corporation hedged a portion of its investment position in one of its equity affiliates. Under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, changes in the fair value of the derivative instruments are recognized in other comprehensive income to offset the change in value of the net investment being hedged. The net investment hedge was closed out in December 2007.

Note 10. Variable Interest Entities

The Corporation has variable interests in the following financing entities: certain real estate entities described in Note 11; and synthetic fuel partnerships described in Note 14, all of which are subject to the requirements of FASB Interpretation No. 46 (Revised December 2003), *Consolidation of Variable Interest Entities—an Interpretation of ARB 51* ("FIN 46R").

Financing Entities

The Corporation holds a significant interest in two financing entities that were used to monetize long-term notes received from the sale of certain nonstrategic timberlands and related assets to nonaffiliated buyers. These transactions qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes contained in SFAS No. 66, *Accounting for Sales of*

Real Estate. These sales involved notes receivable with an aggregate face value of $617 million and a fair value of approximately $593 million at the date of sale. The notes receivable are backed by irrevocable standby letters of credit issued by money center banks, which aggregated $617 million at December 31, 2007.

Because the Corporation desired to monetize the $617 million of notes receivable and continue the deferral of current income taxes on the gains, it transferred the notes received from the sales to noncontrolled financing entities. The Corporation has minority voting interests in each of the financing entities (collectively, the "Financing Entities"). The transfers of the notes and certain other assets to the Financing Entities were made at fair value, accounted for as asset sales and resulted in no gain or loss. In conjunction with the transfer of the notes and other assets, the Financing Entities became obligated for $617 million in third-party debt financing. A nonaffiliated financial institution has made substantive capital investments in each of the Financing Entities, has majority voting control over them and has substantive risks and rewards of ownership of the assets in the Financing Entities. The Corporation also contributed intercompany notes receivable aggregating $662 million and intercompany preferred stock of $50 million to the Financing Entities, which serve as secondary collateral for the third-party lending arrangements. In the unlikely event of default by both of the money center banks that provided the irrevocable standby letters of credit, the Corporation could sustain a maximum loss of $617 million under these arrangements.

The Corporation has not consolidated the Financing Entities because it is not the primary beneficiary of either entity. Accordingly, it accounts for its ownership interests in these entities using the equity method of accounting. The Corporation retains equity interests in the Financing Entities for which the legal right of offset exists against the intercompany notes. As a result, the intercompany notes payable have been offset against the Corporation's equity interests in the Financing Entities for financial reporting purposes.

See Note 5 for a description of the Corporation's Luxembourg-based financing subsidiary, which is consolidated because the Corporation is the primary beneficiary of the entity.

Note 11. Real Estate Entities

The Corporation participates in the U.S. affordable housing and historic renovation real estate markets. Investments in these markets are encouraged by laws enacted by the U.S. Congress and related federal income tax rules and regulations. Accordingly, these investments generate income tax credits and tax losses that are used to reduce the Corporation's income tax liabilities. The Corporation invested in these markets through (i) investments in various funds in which the Corporation is one of many noncontrolling investors, (ii) limited liability companies as a nonmanaging member and (iii) investments in wholly-owned or majority-owned entities. The entities borrow money from third parties generally on a nonrecourse basis and invest in and own various real estate projects.

FIN 46R requires the Corporation to consolidate certain real estate entities because it is the primary beneficiary of them. The Corporation also consolidates certain other real estate entities pursuant to SFAS No. 94, *Consolidation of All Majority-Owned Subsidiaries.* The assets of these entities classified principally as property, plant and equipment on the Consolidated Balance Sheet at December 31, 2007, have a carrying amount aggregating $166.4 million that serves as collateral for $117.6 million of obligations of these ventures. Neither the creditors nor the other beneficial interest holders of these consolidated ventures have recourse to the general credit of the Corporation, except for $22.2 million of permanent financing debt, which is guaranteed by the Corporation. As of December 31, 2007, the Corporation has earned income tax credits totaling approximately $88.8 million on its consolidated real estate entities.

The Corporation accounts for its interests in its nonconsolidated real estate entities by the equity method of accounting or by the effective yield method, as appropriate, and has accounted for the related income tax credits and other tax benefits as a reduction in its income tax provision. As of December 31, 2007, the Corporation had net equity of $14.3 million in its nonconsolidated real estate entities. As of December 31, 2007, the Corporation has earned income tax credits totaling approximately $87.5 million on these nonconsolidated real estate entities. As of December 31, 2007, total permanent financing debt for the nonconsolidated entities was $260.9 million. A total of $21.7 million of the permanent financing debt is guaranteed by the Corporation and the remainder of this debt is secured solely by the properties and is nonrecourse to the Corporation. At December 31, 2007, the Corporation's maximum loss exposure for its nonconsolidated real estate entities is estimated to be $53.5 million and is comprised of its net equity in these entities of $14.3 million, its permanent financing guarantees of $21.7 million, and the income tax credit recapture risk of $17.5 million.

If the Corporation's investments in all of its real estate entities were to be disposed of at their carrying amounts, a portion of the tax credits may be recaptured and may result in a charge to earnings. As of December 31, 2007, this recapture risk is estimated to be $41.8 million. The Corporation has no current intention of disposing of these investments during the recapture period, nor does it anticipate the need to do so in the foreseeable future in order to satisfy any anticipated liquidity need. Accordingly, the recapture risk is considered to be remote.

Note 12. Leases and Commitments

Leases

The Corporation has entered into operating leases for certain warehouse facilities, automobiles and equipment. The future minimum obligations under operating leases having a noncancelable term in excess of one year as of December 31, 2007, are as follows:

	Millions
Year Ending December 31:	
2008	$126.3
2009	101.7
2010	79.1
2011	65.3
2012	51.6
Thereafter	152.6
Future minimum obligations	$576.6

Certain operating leases contain residual value guarantees, which provide that if the Corporation does not purchase the leased property from the lessor at the end of the lease term, the Corporation is liable to the lessor for the shortfall, if any, between the proceeds from the sale of the property and an agreed value. At December 31, 2007, the maximum amount of the residual value guarantee was approximately $16 million. Management expects the proceeds from the sale of the properties under the operating leases will exceed the agreed values.

Operating lease obligations have been reduced by approximately $1 million for rental income from noncancelable sublease agreements.

Consolidated rental expense under operating leases was $271.0 million, $227.9 million and $199.0 million in 2007, 2006 and 2005, respectively.

Purchase Commitments

The Corporation has entered into long-term contracts for the purchase of pulp and utilities, principally electricity. Commitments under these contracts are approximately $721 million in 2008, $599 million in 2009, $511 million in 2010, $123 million in 2011 and $109 million in 2012. Total commitments beyond the year 2012 are $288 million.

Although the Corporation is primarily liable for payments on the above-mentioned leases and purchase commitments, its exposure to losses, if any, under these arrangements is not material.

Note 13. Contingencies and Legal Matters

Litigation

The following is a brief description of certain legal and administrative proceedings to which the Corporation or its subsidiaries is a party or to which the Corporation's or its subsidiaries' properties are subject. In management's opinion, none of the legal and administrative proceedings described below, individually or in the aggregate, is expected to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

Contingency

One of the Corporation's North American tissue mills has an agreement to provide its local utility company a specified amount of electric power for each of the next nine years. In the event that the mill was shut down, the Corporation would be required to continue to operate the power generation facility on behalf of its owner, the local utility company. The net present value of the cost to fulfill this agreement as of December 31, 2007 is estimated to be approximately $109 million. Management considers the probability of closure of this mill to be remote.

Environmental Matters

The Corporation has been named as a potentially responsible party under the provisions of the federal Comprehensive Environmental Response, Compensation and Liability Act, or analogous state statutes, at a number of waste disposal sites, none of which, individually or in the aggregate, in management's opinion, is likely to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

In May 2007, a wholly-owned subsidiary of the Corporation was served a summons in Pennsylvania state court by the Delaware County Regional Water Quality Authority ("Delcora"). Also in May 2007, Delcora initiated an administrative action against the Corporation. Delcora is a public agency that operates a sewerage system and a wastewater treatment facility serving industrial and municipal customers, including Kimberly-Clark's Chester Mill. Delcora also regulates the discharge of wastewater from the Chester Mill. Delcora has alleged in the summons and the administrative action that the Corporation underreported the quantity of effluent discharged to Delcora from the Chester Mill for several years due to an inaccurate effluent metering device and owes additional amounts. The Corporation's action for declaratory judgment in the Federal District Court for the Eastern District of Pennsylvania was dismissed in December 2007. The Corporation continues to believe that Delcora's allegations lack merit and intends to vigorously defend against Delcora's actions. In management's opinion, this matter is not expected to have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

Note 14. Synthetic Fuel Partnerships

The Corporation has minority interests in two synthetic fuel partnerships. Although these partnerships are variable interest entities that are subject to the requirements of FIN 46R, the Corporation is not the primary beneficiary, and the entities have not been consolidated. Synthetic fuel produced by the partnerships is eligible for synthetic fuel tax credits through 2007, after which the partnerships will be dissolved at no cost to the Corporation. In addition, there are tax deductions for pretax losses generated by the partnerships that are reported as nonoperating expense in the Corporation's Consolidated Income Statement. Both the credits and tax deductions reduce the Corporation's income tax expense. The tax credits begin to be phased out as the average annual domestic price of oil exceeds certain statutory amounts. The effects of these credits and deductions are shown in the following table:

	Year Ended December 31					
	2007		2006		2005	
	(Millions of dollars)					
Nonoperating expense		**$(66.9)**		$(65.5)		$(179.0)
Tax credits	**$60.0**		$60.5		$169.2	
Tax benefit of nonoperating expense	**20.5**	**80.5**	25.5	86.0	65.1	234.3
Net synthetic fuel benefit		**$ 13.6**		$ 20.5		$ 55.3
Per share basis—diluted		**$ .03**		$ .04		$ .12

The effects of the credits are shown separately in the Corporation's reconciliation of the U.S. statutory rate to its effective income tax rate in Note 15.

Because the partnerships have received favorable private letter rulings from the IRS and because the partnerships' test procedures conform to IRS guidance, the Corporation's loss exposure under the synthetic fuel partnerships is minimal.

Note 15. Income Taxes

An analysis of the provision for income taxes follows:

	Year Ended December 31		
	2007	2006	2005
	(Millions of dollars)		
Current income taxes:			
United States	**$ 295.7**	$ 347.8	$ 308.1
State	**49.5**	32.8	66.9
Other countries	**294.3**	296.6	206.1
Total	**639.5**	677.2	581.1
Deferred income taxes:			
United States	**(73.4)**	(144.7)	(118.6)
State	**9.2**	(9.7)	(30.3)
Other countries	**(38.8)**	(53.6)	6.2
Total	**(103.0)**	(208.0)	(142.7)
Total provision for income taxes	**$ 536.5**	$ 469.2	$ 438.4

Income before income taxes is earned in the following tax jurisdictions:

	Year Ended December 31		
	2007	2006	2005
	(Millions of dollars)		
United States	**$1,456.2**	$1,359.7	$1,562.3
Other countries	**861.3**	485.2	406.6
Total income before income taxes	**$2,317.5**	$1,844.9	$1,968.9

Deferred income tax assets (liabilities) are composed of the following:

	December 31	
	2007	2006
	(Millions of dollars)	
Net current deferred income tax asset attributable to:		
Accrued expenses	**$ 105.2**	$ 144.7
Pension, postretirement and other employee benefits	**78.4**	76.0
Inventory	**(21.3)**	(38.7)
Other	**63.4**	47.5
Valuation allowances	**(8.3)**	(10.3)
Net current deferred income tax asset	**$ 217.4**	$ 219.2
Net current deferred income tax liability attributable to:		
Other payables	**$ (9.4)**	$ (2.4)
Pension and other employee benefits	**.2**	(8.5)
Other	**(11.4)**	(4.1)
Net current deferred income tax liability	**$ (20.6)**	$ (15.0)
Net noncurrent deferred income tax asset attributable to:		
Income tax loss carryforwards	**$ 288.5**	$ 311.8
State tax credits	**99.1**	100.1
Pension and other postretirement benefits	**97.7**	215.7
Accumulated depreciation	**(23.9)**	(145.4)
Other	**38.0**	41.1
Valuation allowances	**(226.6)**	(245.4)
Net noncurrent deferred income tax asset included in other assets	**$ 272.8**	$ 277.9
Net noncurrent deferred income tax liability attributable to:		
Accumulated depreciation	**$(934.9)**	$(866.0)
Pension, postretirement and other employee benefits	**534.5**	478.8
Foreign tax credits and loss carryforwards	**324.7**	354.5
Installment sales	**(185.6)**	(189.4)
Other	**(24.8)**	(53.3)
Valuation allowances	**(83.6)**	(115.7)
Net noncurrent deferred income tax liability	**$(369.7)**	$(391.1)

Valuation allowances decreased $52.4 million in 2007 and $102.9 million in 2006. The decrease in 2007 was related to the reversal of valuation allowances on deferred tax assets at certain majority-owned subsidiaries in Latin America and utilization of excess foreign tax credits. Valuation allowances at the end of 2007 primarily relate to excess foreign tax credits in the U.S. and income tax loss carryforwards of $869.0 million, which potentially are not useable primarily in jurisdictions outside the U.S. If not utilized against taxable income, $323.7 million of the loss carryforwards will expire from 2008 through 2027. The remaining $545.3 million has no expiration date.

Realization of income tax loss carryforwards is dependent on generating sufficient taxable income prior to expiration of these carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased if estimates of future taxable income change during the carryforward period.

Presented below is a reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the provision for income taxes:

	Year Ended December 31					
	2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Millions of dollars)			
Income before income taxes	**$2,317.5**		$1,844.9		$1,968.9	
Tax at U.S. statutory rate applied to income before income taxes	**$ 811.1**	**35.0%**	$ 645.7	35.0%	$ 689.1	35.0%
State income taxes, net of federal tax benefit	**38.2**	**1.6**	15.0	.8	23.8	1.2
Statutory rates other than U.S. statutory rate	**(46.3)**	**(2.0)**	(19.9)	(1.1)	(25.4)	(1.3)
Net operating losses realized	**(63.5)**	**(2.7)**	(8.0)	(.4)	(14.2)	(.7)
Synthetic fuel credits	**(60.0)**	**(2.6)**	(60.5)	(3.3)	(169.2)	(8.6)
Recognition of additional prior year foreign tax credits	**—**	**—**	(35.9)	(1.9)	—	—
Taxes on American Jobs Creation Act dividends	**—**	**—**	—	—	55.5	2.8
Other—net[a]	**(143.0)**	**(6.2)**	(67.2)	(3.7)	(121.2)	(6.1)
Provision for income taxes	**$ 536.5**	**23.1%**	$ 469.2	25.4%	$ 438.4	22.3%

(a) Other—net is comprised of numerous items, none of which is greater than 1.4 percent of income from continuing operations.

The 2004 American Jobs Creation Act (the "Act") provided, among other things, for a one-time deduction for certain foreign earnings that are repatriated to and reinvested in the U.S. During 2005, the Corporation repatriated approximately $985 million of previously unremitted earnings of certain of its non-U.S. subsidiaries under the provisions of the Act. As a result, the Corporation recorded income tax expense and a related income tax liability of approximately $55.5 million in 2005.

At December 31, 2007, U.S. income taxes have not been provided on approximately $4.4 billion of unremitted earnings of subsidiaries operating outside the U.S. These earnings, which are considered to be invested indefinitely, would become subject to income tax if they were remitted as dividends, were lent to the Corporation or a U.S. affiliate, or if the Corporation were to sell its stock in the subsidiaries. Determination of the amount of unrecognized deferred U.S. income tax liability on these unremitted earnings is not practicable because of the complexities associated with this hypothetical calculation.

Accounting for Uncertainty in Income Taxes

The Corporation adopted Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"), effective January 1, 2007. As a result, the Corporation recorded an increase in income tax liabilities for uncertain tax benefits and a decrease in retained earnings of $34.2 million resulting from a cumulative effect adjustment. As required by FIN 48, the Corporation has classified the amounts recorded for uncertain tax positions in the Consolidated Balance Sheet as other liabilities (non-current) to the extent that payment is not anticipated within one year. Prior year financial statements have not been restated. Presented below is a reconciliation of the beginning and ending amounts of unrecognized income tax benefits:

	2007
	(Millions of dollars)
Balance at January 1	$ 490.9
Gross increases for tax positions of prior years	35.3
Gross decreases for tax positions of prior years	(22.6)
Gross increases for tax positions of the current year	40.2
Settlements	(117.1)
Lapse of statute of limitations	(1.0)
Currency	12.1
Balance at December 31	$ 437.8

As of December 31, 2007, approximately $320 million of the $437.8 million of unrecognized tax benefits would reduce the Corporation's effective tax rate if recognized.

The Corporation recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2007, 2006 and 2005, the Corporation recognized a net benefit of $11.0 million, a net cost of $4.9 million and a net benefit of $5.1 million, respectively, in interest and penalties. Total accrued penalties and net accrued interest was approximately $24 million and $37 million at December 31 and January 1, 2007, respectively.

It is reasonably possible that a number of uncertainties could be settled within the next 12 months. The most significant uncertainties involve transfer pricing, which may be resolved by entering into a revised advance pricing agreement between the U.S. and the U.K., and uncertainties related to questions about certain financing structures. Various other uncertain tax positions related to federal taxes are being discussed at the IRS Appeals level in the U.S. Other less significant uncertain tax positions also may be settled of which none are individually significant. Settlement of these matters is not expected to have a material effect on the Corporation's financial condition, results of operations or liquidity.

As of December 31, 2007, the following tax years remain subject to examination for the major jurisdictions where the Corporation conducts business:

Jurisdiction	Years
United States	2004 to 2007
United Kingdom	2004 to 2007
Canada	2003 to 2007
Korea	2004 to 2007
Australia	2003 to 2007

State income tax returns are generally subject to examination for a period of 3 to 5 years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to two years after formal notification to the states. The Corporation and its subsidiaries have various state income tax returns in the process of examination, administrative appeals or litigation.

Note 16. Earnings Per Share

A reconciliation of the average number of common shares outstanding used in the basic and diluted EPS computations follows:

	Average Common Shares Outstanding		
	2007	2006	2005
		(Millions)	
Basic	**441.3**	458.5	474.0
Dilutive effect of:			
Stock options	**2.8**	1.9	2.6
Restricted share awards	**1.3**	1.2	.8
ASR program	**.2**	—	—
Diluted	**445.6**	461.6	477.4

Options outstanding that were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares are summarized below:

Description	2007	2006	2005
Average number of share equivalents (millions)	**2.8**	8.6	9.1
Weighted-average exercise price	**$ 72.00**	$ 66.48	$ 66.58
Expiration date of options	**2007 to 2017**	2007 to 2015	2007 to 2015
Options outstanding at year-end (millions)	**3.9**	8.2	8.8

The number of common shares outstanding as of December 31, 2007, 2006 and 2005 was 420.9 million, 455.6 million and 461.5 million, respectively.

Note 17. Business Segment and Geographic Data Information

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the strategic cost reductions described in Note 2. Corporate & Other Assets include the Corporation's investments in equity affiliates, finance operations and real estate entities, and deferred tax assets. The accounting policies of the reportable segments are the same as those described in Note 1.

The principal sources of revenue in each global business segment are described below.

- The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.
- The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.
- The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard and Kimcare brand names.
- The Health Care segment manufactures and markets disposable health care products such as surgical gowns, drapes, infection control products, sterilization wrap, face masks, exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Approximately 13 percent of net sales were to Wal-Mart Stores, Inc. in 2007, 2006 and 2005, primarily in the Personal Care and Consumer Tissue businesses.

Information concerning consolidated operations by business segment and geographic area, as well as data for equity companies, is presented in the following tables:

Consolidated Operations by Business Segment

	Personal Care	Consumer Tissue	K-C Professional & Other	Health Care	Inter-segment Sales	Corporate & Other	Consolidated Total
			(Millions of dollars)				
Net Sales							
2007	**$7,562.7**	**$6,474.5**	**$3,039.2**	**$1,206.8**	**$(57.9)**	**$ 40.7**	**$18,266.0**
2006	6,740.9	5,982.0	2,813.1	1,237.4	(58.8)	32.3	16,746.9
2005	6,287.4	5,781.3	2,672.2	1,149.6	(19.3)	31.4	15,902.6
Operating Profit[a]							
2007	**1,562.4**	**702.4**	**478.2**	**195.0**	**—**	**(321.6)[b]**	**2,616.4**
2006	1,302.5	772.6	472.1	211.2	—	(656.9)[b]	2,101.5
2005	1,242.2	805.8	472.8	200.4	—	(410.6)[b]	2,310.6
Depreciation and Amortization							
2007	**240.8**	**302.7**	**138.5**	**50.4**	**—**	**74.1**	**806.5**
2006	266.3	273.7	126.3	40.3	—	226.2	932.8
2005	267.4	301.0	135.7	52.4	—	88.0	844.5
Assets							
2007	**5,775.8**	**6,276.0**	**2,877.0**	**2,238.3**	**—**	**1,272.6**	**18,439.7**
2006	5,026.5	6,032.2	2,593.2	2,169.7	—	1,245.4	17,067.0
2005	4,650.7	5,672.9	2,540.4	2,038.5	—	1,400.7	16,303.2
Capital Spending							
2007	**387.5**	**406.6**	**132.2**	**55.0**	**—**	**8.0**	**989.3**
2006	345.0	455.8	131.1	40.1	—	.1	972.1
2005	297.9	296.6	87.7	27.3	—	.1	709.6

(a) Segment operating profit excludes other income and (expense), net and income and expenses not associated with the business segments.

(b) Corporate & Other includes expenses not associated with the business segments, including the following amounts of pretax charges for the strategic cost reductions and the related implementation costs in 2007 of $27.1 million.

	Personal Care	Consumer Tissue	K-C Professional & Other	Health Care	Total
			(Millions of dollars)		
Corporate & Other					
2007	**$ (89.3)**	**$ (22.2)**	**$(16.1)**	**$(20.7)**	**$(148.3)**
2006	(245.5)	(139.6)	(40.8)	(50.5)	(476.4)
2005	(146.0)	(31.3)	(13.1)	(38.2)	(228.6)

Additional information concerning these costs is contained in Note 2.

Sales of Principal Products

	2007	2006	2005
	(Billions of dollars)		
Consumer tissue products	**$ 6.4**	$ 5.9	$ 5.7
Diapers	**4.2**	3.6	3.3
Away-from-home professional products	**2.9**	2.6	2.5
All other	**4.8**	4.6	4.4
Consolidated	**$18.3**	$16.7	$15.9

Consolidated Operations by Geographic Area

	United States	Canada	Inter-geographic Items[a]	Total North America	Europe	Asia, Latin America & Other	Inter-geographic Items	Corporate & Other	Consolidated Total
				(Millions of dollars)					
Net Sales									
2007	**$9,875.6**	**$568.8**	**$(252.3)**	**$10,192.1**	**$3,469.4**	**$5,251.7**	**$(647.2)**	**$ —**	**$18,266.0**
2006	9,405.6	538.0	(249.2)	9,694.4	3,153.4	4,480.9	(581.8)	—	16,746.9
2005	9,093.1	516.4	(254.7)	9,354.8	3,072.8	4,019.2	(544.2)	—	15,902.6
Operating Profit[b]									
2007	**1,852.6**	**157.2**	**—**	**2,009.8**	**258.1**	**670.1**	**—**	**(321.6)[c]**	**2,616.4**
2006	1,856.2	142.8	—	1,999.0	211.1	548.3	—	(656.9)[c]	2,101.5
2005	1,973.5	107.7	—	2,081.2	165.9	474.1	—	(410.6)[c]	2,310.6
Net Property									
2007	**4,238.6**	**35.9**	**—**	**4,274.5**	**1,636.5**	**2,183.0**	**—**	**—**	**8,094.0**
2006	4,132.6	33.7	—	4,166.3	1,591.3	1,927.2	—	—	7,684.8
2005	4,082.0	82.1	—	4,164.1	1,529.5	1,801.1	—	—	7,494.7

(a) Intergeographic net sales include $29.2 million, $48.4 million and $59.4 million by operations in Canada to the U.S. in 2007, 2006 and 2005, respectively.

(b) Geographic operating profit excludes other income and (expense), net and income and expenses not associated with geographic areas.

(c) Corporate & Other includes expenses not associated with geographic areas, including the following amounts of pretax charges for the strategic cost reductions and the related implementation costs in 2007 of $27.1 million.

	United States	Canada	Europe	Asia, Latin America & Other	Total
			(Millions of dollars)		
Corporate & Other					
2007	**$(107.6)**	**$ 0.3**	**$ (31.5)**	**$ (9.5)**	**$(148.3)**
2006	(226.5)	(16.7)	(195.5)	(37.7)	(476.4)
2005	(59.9)	(25.0)	(113.5)	(30.2)	(228.6)

Additional information concerning these costs is contained in Note 2.

Equity Companies' Data

	Net Sales	Gross Profit	Operating Profit	Net Income	Corporation's Share of Net Income
			(Millions of dollars)		
2007	**$2,108.3**	**$768.3**	**$506.2**	**$356.7**	**$170.0**
2006	2,275.1	815.2	668.3	456.2	218.6[(a)]
2005	2,115.0	730.0	441.2	286.1	136.6

(a) The Corporation's share of net income includes a gain from the sale of Kimberly-Clark de Mexico, S.A.B. de C.V.'s pulp and paper business of approximately $46 million.

	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Stockholders' Equity
			(Millions of dollars)		
2007	**$878.3**	**$996.2**	**$493.0**	**$724.1**	**$657.4**
2006	879.6	905.1	667.4	465.5	651.8
2005	869.7	992.1	564.6	513.3	783.9

Equity companies, primarily in Latin America, are principally engaged in operations in the Personal Care and Consumer Tissue businesses.

At December 31, 2007, the Corporation's equity companies and ownership interest were as follows: Kimberly-Clark Lever, Ltd. (India) (50%), Kimberly-Clark de Mexico, S.A.B. de C.V. and subsidiaries (47.9%), Olayan Kimberly-Clark Arabia (49%), Olayan Kimberly-Clark (Bahrain) WLL (49%) and Tecnosur S.A. (Colombia) (34.3%).

Kimberly-Clark de Mexico, S.A.B. de C.V. is partially owned by the public and its stock is publicly traded in Mexico. At December 31, 2007, the Corporation's investment in this equity company was $314.2 million, and the estimated fair value of the investment was $2.3 billion based on the market price of publicly traded shares.

Note 18. Supplemental Data *(Millions of dollars)*

Supplemental Income Statement Data	December 31 2007	2006	2005
Advertising expense	**$468.3**	$438.4	$451.0
Research expense	**276.8**	301.2	319.5
Foreign currency transaction (gains) losses, net	**12.5**	22.7	50.0

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Supplemental Balance Sheet Data

Summary of Accounts Receivable, net	December 31 2007	December 31 2006
Accounts Receivable:		
From customers	**$2,326.2**	$2,142.2
Other	**307.5**	253.2
Less allowance for doubtful accounts and sales discounts	**(73.1)**	(58.7)
Total	**$2,560.6**	$2,336.7

Summary of Inventories	December 31 2007	December 31 2006
Inventories by Major Class:		
At the lower of cost determined on the FIFO or weighted-average cost methods or market:		
Raw materials	**$ 476.3**	$ 398.3
Work in process	**357.3**	298.6
Finished goods	**1,564.1**	1,263.4
Supplies and other	**261.0**	242.6
	2,658.7	2,202.9
Excess of FIFO or weighted-average cost over LIFO cost	**(214.9)**	(198.4)
Total	**$2,443.8**	$2,004.5

FIFO or weighted-average value of total inventories determined on the LIFO method were $1,203.0 million and $936.0 million at December 31, 2007 and December 31, 2006, respectively.

Summary of Property, Plant and Equipment, net	December 31 2007	December 31 2006
Property, Plant and Equipment		
Land	**$ 221.6**	$ 241.5
Buildings	**2,604.2**	2,432.3
Machinery and equipment	**12,872.0**	12,130.7
Construction in progress	**545.2**	600.4
	16,243.0	15,404.9
Less accumulated depreciation	**(8,149.0)**	(7,720.1)
Total	**$ 8,094.0**	$ 7,684.8

Summary of Accrued Expenses	December 31 2007	December 31 2006
Accrued advertising and promotion	**$ 384.3**	$ 333.2
Accrued salaries and wages	**403.0**	404.5
Accrued expenses—strategic cost reductions	**53.8**	111.2
Other	**941.7**	754.9
Total	**$ 1,782.8**	$ 1,603.8

Supplemental Cash Flow Statement Data

Summary of Cash Flow Effects of Decrease (Increase) in Operating Working Capital[(a)]	Year Ended December 31		
	2007	2006	2005
Accounts receivable	**$(191.9)**	$(231.4)	$ (41.9)
Inventories	**(439.3)**	(252.4)	(81.1)
Prepaid expenses	**(34.6)**	19.6	(10.6)
Trade accounts payable	**244.0**	150.1	51.1
Other payables	**(90.6)**	29.2	45.6
Accrued expenses	**183.7**	268.2	(2.9)
Accrued income taxes	**(56.9)**	(65.0)	13.6
Derivatives	**9.1**	(1.2)	5.3
Currency	**47.0**	88.0	(159.2)
Decrease (increase) in operating working capital	**$(329.5)**	$ 5.1	$(180.1)

Other Cash Flow Data	Year Ended December 31		
	2007	2006	2005
Interest paid	**$ 239.2**	$ 234.5	$ 195.8
Income taxes paid	**674.1**	708.9	590.7

Interest Expense	Year Ended December 31		
	2007	2006	2005
Gross interest cost	**$ 282.7**	$ 234.6	$ 197.5
Capitalized interest on major construction projects	**(17.9)**	(14.3)	(7.3)
Interest expense	**$ 264.8**	$ 220.3	$ 190.2

(a) Excludes the effects of acquisitions and dispositions.

Note 19. Unaudited Quarterly Data

	2007				2006			
	Fourth	Third	Second	First	Fourth	Third	Second	First
	(Millions of dollars, except per share amounts)							
Net sales	**$4,758.1**	**$4,620.6**	**$4,502.0**	**$4,385.3**	$4,307.2	$4,210.4	$4,161.4	$4,067.9
Gross profit	**1,462.1**	**1,443.5**	**1,446.0**	**1,352.3**	1,365.9	1,275.5	1,287.6	1,153.1
Operating profit	**668.9**	**682.7**	**648.7**	**616.1**	610.6	526.4	544.1	420.4
Net income	**456.0**	**453.1**	**461.8**	**452.0**	482.6	364.2	377.6	275.1
Per share basis:								
Basic	**1.08**	**1.05**	**1.01**	**.99**	1.06	.80	.82	.60
Diluted	**1.07**	**1.04**	**1.00**	**.98**	1.05	.79	.82	.60
Cash dividends declared per share	**.53**	**.53**	**.53**	**.53**	.49	.49	.49	.49
Market price per share:								
High	**71.16**	**70.78**	**72.79**	**70.28**	68.58	65.76	62.15	61.75
Low	**67.01**	**63.79**	**66.05**	**65.99**	65.00	58.63	56.96	56.59
Close	**69.34**	**70.26**	**66.89**	**68.49**	67.95	65.36	61.70	57.80

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kimberly-Clark Corporation:

We have audited the accompanying consolidated balance sheets of Kimberly-Clark Corporation and subsidiaries (the "Corporation") as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kimberly-Clark Corporation and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 15 to the consolidated financial statements, on January 1, 2007, the Corporation adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* Also, as discussed in Notes 6 and 8, on January 1, 2006, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* and on December 31, 2006, the Corporation adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2008, expressed an unqualified opinion on the Corporation's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Dallas, Texas
February 20, 2008

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2007, an evaluation was performed under the supervision and with the participation of the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures. Based on that evaluation, the Corporation's management, including the Chief Executive Officer and Chief Financial Officer, concluded that the Corporation's disclosure controls and procedures were effective as of December 31, 2007.

Internal Control Over Financial Reporting

Management's Report on the Financial Statements

Kimberly-Clark Corporation's management is responsible for all aspects of the business, including the preparation of the consolidated financial statements in this annual report. The consolidated financial statements have been prepared using generally accepted accounting principles considered appropriate in the circumstances to present fairly the Corporation's consolidated financial position, results of operations and cash flows on a consistent basis. Management also has prepared the other information in this annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

As can be expected in a complex and dynamic business environment, some financial statement amounts are based on estimates and judgments. Even though estimates and judgments are used, measures have been taken to provide reasonable assurance of the integrity and reliability of the financial information contained in this annual report. These measures include an effective control-oriented environment in which the internal audit function plays an important role and an Audit Committee of the Board of Directors that oversees the financial reporting process. The consolidated financial statements have been audited by the independent registered public accounting firm, Deloitte & Touche LLP. During its audits, Deloitte & Touche LLP was given unrestricted access to all financial records, including minutes of all meetings of stockholders and the Board of Directors and all committees of the Board. Management believes that all representations made to the independent registered public accountants during their audits were valid and appropriate.

Audit Committee Oversight and the Corporation's Code of Conduct

The Audit Committee of the Board of Directors, which is composed solely of independent directors, assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Corporation; the audits of its consolidated financial statements; and internal control over financial reporting. The Audit Committee reviews with the auditors any relationships that may affect their objectivity and independence. The Audit Committee also reviews with management, the internal auditors and the independent registered public accounting firm the quality and adequacy of the Corporation's internal control over financial reporting, including compliance matters related to the Corporation's code of conduct, and the results of the internal and external audits. The Audit Committee has reviewed and recommended that the audited consolidated financial statements included in this report be included in the Form 10-K for filing with the Securities and Exchange Commission.

The Corporation's code of conduct, among other things, contains policies for conducting business affairs in a lawful and ethical manner everywhere it does business, for avoiding potential conflicts of interest and for preserving confidentiality of information and business ideas. Internal controls have been implemented to provide reasonable assurance that the code of conduct is followed.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, including safeguarding of assets against unauthorized acquisition, use or disposition. This system is designed to provide reasonable assurance to management and the Board of Directors regarding preparation of reliable published financial statements and safeguarding of the Corporation's assets. This system is supported with written policies and procedures, contains self-monitoring mechanisms and is audited by the internal audit function. Appropriate actions are taken by management to correct deficiencies as they are identified. All internal control systems have inherent limitations, including the possibility of circumvention and overriding of controls, and, therefore, can provide only reasonable assurance as to the reliability of financial statement preparation and such asset safeguarding.

The Corporation has assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria described in *"Internal Control—Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2007, the Corporation's internal control over financial reporting is effective.

Deloitte & Touche LLP has issued its attestation report on the effectiveness of the Corporation's internal control over financial reporting. That attestation report appears below.

/s/ Thomas J. Falk
Thomas J. Falk
Chairman of the Board and
Chief Executive Officer

/s/ Mark A. Buthman
Mark A. Buthman
Senior Vice President and
Chief Financial Officer

February 20, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Kimberly-Clark Corporation:

We have audited the internal control over financial reporting of Kimberly-Clark Corporation and subsidiaries (the "Corporation") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule of the Corporation as of and for the year ended December 31, 2007, and our report dated February 20, 2008, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,* on January 1, 2007, the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment,* on January 1, 2006, and the adoption of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),* on December 31, 2006.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Dallas, Texas
February 20, 2008

Changes in Internal Control Over Financial Reporting

There have been no changes in the Corporation's internal control over financial reporting identified in connection with the evaluation described above in "Management's Report on Internal Control Over Financial Reporting" that occurred during the Corporation's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The section of the 2008 Proxy Statement captioned "Certain Information Regarding Directors and Nominees" under "Proposal 1. Election of Directors" identifies members of the Board of Directors of the Corporation and nominees, and is incorporated in this Item 10 by reference.

The names and ages of the executive officers of the Corporation as of February 22, 2008, together with certain biographical information, are as follows:

Robert E. Abernathy, 53, was elected Group President—Developing and Emerging Markets in 2004. He is responsible for the Corporation's businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa. Mr. Abernathy joined the Corporation in 1982. His past responsibilities in the Corporation have included operations and major project management in North America. He was appointed Vice President—North American Diaper Operations in 1992; Managing Director of Kimberly-Clark Australia Pty. Limited in 1994; and Group President of the Corporation's Business-to-Business segment in 1998. He is a director of The Lubrizol Corporation.

Joanne B. Bauer, 52, was elected President—Global Health Care in 2006. She is responsible for the Corporation's global health care business, which includes a variety of medical supplies and devices. Ms. Bauer joined the Corporation in 1981. Her past responsibilities have included various marketing and management positions in the Adult Care and Health Care businesses. She was appointed Vice President of KimFibers, Ltd. in 1996; Vice President of Global Marketing for Health Care in 1998; and President of Health Care in 2001.

Robert W. Black, 48, was elected Senior Vice President and Chief Strategy Officer in 2006. He is responsible for leading the development, execution and monitoring of the Corporation's strategy, mergers and acquisitions, and for helping to accelerate the Corporation's initiatives to enhance global competitiveness. In December 2006, Mr. Black also assumed responsibility for the Corporation's innovation efforts. Prior to joining Kimberly-Clark in 2006, Mr. Black served as Chief Operating Officer of Sammons Enterprises, a multi-faceted conglomerate, from 2004 to 2005. From 1994 to 2004, Mr. Black held various senior leadership positions in marketing, strategy, corporate development and international management with Steelcase, Inc., a leading office furniture products and related services company. As President of Steelcase International from 2000 to 2004, he led operations in more than 130 countries.

Mark A. Buthman, 47, was elected Senior Vice President and Chief Financial Officer in 2003. Mr. Buthman joined the Corporation in 1982. He has held various positions of increasing responsibility in the operations, finance and strategic planning areas of the Corporation. Mr. Buthman was appointed Vice President of Strategic Planning and Analysis in 1997 and Vice President of Finance in 2002.

Thomas J. Falk, 49, was elected Chairman of the Board and Chief Executive Officer in 2003 and President and Chief Executive Officer in 2002. Prior to that, he served as President and Chief Operating Officer since 1999. Mr. Falk previously had been elected Group President—Global Tissue, Pulp and Paper in 1998, where he was responsible for the Corporation's global tissue businesses. Earlier in his career, Mr. Falk had responsibility for the Corporation's North American Infant Care, Child Care and Wet Wipes businesses. Mr. Falk joined the Corporation in 1983 and has held other senior management positions in the Corporation. He has been a director of the Corporation since 1999. He also serves on the Board of Directors of Centex Corporation, Grocery Manufacturers of America, Inc. and the University of Wisconsin Foundation, and serves as a governor of the Boys & Girls Clubs of America.

Steven R. Kalmanson, 55, was elected Group President—North Atlantic Consumer Products in 2005. He is responsible for the Corporation's consumer business in North America and Europe and the related customer development and supply chain organizations. Mr. Kalmanson joined the Corporation in 1977. His past responsibilities have included various marketing and business management positions within the consumer products businesses. He was appointed President, Adult Care in 1990; President, Child Care in 1991; President, Family Care in 1994; Group President of the Corporation's Consumer Tissue segment in 1995; and Group President—Personal Care in 2004.

Thomas J. Mielke, 49, was elected Senior Vice President—Law and Government Affairs and Chief Compliance Officer in 2007. His responsibilities include the Corporation's legal affairs, internal audit and government relations activities. Mr. Mielke joined the Corporation in 1988. He held various positions within the legal function and was appointed Vice President and Chief Patent Counsel in 2000, and Vice President and Chief Counsel—North Atlantic Consumer Products in 2004.

Jan B. Spencer, 52, was elected President—Global K-C Professional in 2006. He is responsible for the Corporation's global professional business, which includes commercial tissue and wipers, and skin care, safety and Do-It-Yourself products. Mr. Spencer joined the Corporation in 1979. His past responsibilities have included various sales and management positions in Europe and the U.S. He was appointed Vice President Research, Development & Engineering in the Away From Home sector in 1996; Vice President, Wiper Business in 1998; Vice President, European Operations, Engineering, Supply Chain in the K-C Professional sector in 2000; President, KCP Europe in 2002; President, KCP North America in 2003; and President—K-C Professional North Atlantic in 2004.

The section of the 2008 Proxy Statement captioned "Corporate Governance Information—Audit Committee" identifies members of the Audit Committee of the Board of Directors and an audit committee financial expert, and is incorporated in this Item 10 by reference.

The section of the 2008 Proxy Statement captioned "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated in this Item 10 by reference.

The section of the 2008 Proxy Statement captioned "Corporate Governance Information—Other Corporate Governance Matters—Corporate Governance Policies" identifies how stockholders may obtain a copy of the Corporation's Corporate Governance Policies without charge and is incorporated in this Item 10 by reference.

The section of the 2008 Proxy Statement captioned "Corporate Governance Information—Other Corporate Governance Matters—Code of Conduct" describes the Corporation's Code of Conduct and identifies how stockholders may obtain a copy of the Corporation's Code of Conduct without charge and is incorporated in this Item 10 by reference.

The section of the 2008 Proxy Statement captioned "Corporate Governance Information—Board of Directors and Board Committees" identifies how stockholders may obtain a copy of charters of the Audit, Management Development and Compensation, and Nominating and Corporate Governance Committees of the Board of Directors without charge and is incorporated in this Item 10 by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information in the sections of the 2008 Proxy Statement captioned "Executive Compensation" and "Corporate Governance Information—Compensation Committee Interlocks and Insider Participation" is incorporated in this Item 11 by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the section of the 2008 Proxy Statement captioned "Security Ownership of Management and Certain Beneficial Owners" is incorporated in this Item 12 by reference.

The following table gives information about the Corporation's common stock that may be issued upon the exercise of options, warrants and rights under all of the Corporation's equity compensation plans as of December 31, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (in millions) (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in millions) (c)
Equity compensation plans approved by stockholders[1]	27.0[2]	$60.97	20.5[3]
Equity compensation plans not approved by stockholders[4]	.1[5]	61.21[5]	.8
Total	27.1	$60.97	21.3

(1) Includes the 1992 Equity Participation Plan and 2001 Equity Participation Plan.

(2) Does not include 1.8 million restricted share units granted under the 2001 Equity Participation Plan. Upon vesting, a share of the Corporation's common stock is issued for each restricted share unit.

(3) Includes 15.0 million shares that may be granted as restricted shares or restricted share units under the 2001 Equity Participation Plan.

(4) Includes the Outside Directors' Compensation Plan and certain acquired equity compensation plans. See below for description of the Outside Directors' Compensation Plan.

(5) Includes less than 15,000 options at a weighted-average exercise price of $99.37 granted under equity compensation plans assumed by the Corporation in connection with acquisitions to honor existing obligations of acquired entities. The Corporation will not make any additional grants or awards under such plans, although the terms of one acquired deferred compensation plan provide for issuance of a de minimus number of shares of the Corporation's common stock for reinvested dividends on deferred amounts.

Outside Directors' Compensation Plan. In 2001, the Corporation's Board of Directors approved the Outside Directors' Compensation Plan. A maximum of 1,000,000 shares of the Corporation's common stock is available for grant under this plan. The Corporation's Board of Directors may grant awards in the form of stock, stock appreciation rights, restricted shares, restricted share units, or any combination of cash, options, stock, stock appreciation rights, restricted shares or restricted share units under this plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the sections of the 2008 Proxy Statement captioned "Transactions with Related Persons" and "Corporate Governance Information—Director Independence" is incorporated in this Item 13 by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information in the sections of the 2008 Proxy Statement captioned "Principal Accounting Firm Fees" and "Audit Committee Approval of Audit and Non-Audit Services" under "Proposal 2. Ratification of Auditors" is incorporated in this Item 14 by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report.

1. Financial statements.

   The financial statements are set forth under Item 8 of this report on Form 10-K.

2. Financial statement schedules.

   The following information is filed as part of this Form 10-K and should be read in conjunction with the financial statements contained in Item 8:

   Report of Independent Registered Public Accounting Firm

   Schedule for Kimberly-Clark Corporation and Subsidiaries:

   Schedule II Valuation and Qualifying Accounts

   All other schedules have been omitted because they were not applicable or because the required information has been included in the financial statements or notes thereto.

3. Exhibits.

Exhibit No. (3)a. Amended and Restated Certificate of Incorporation, dated April 26, 2007, incorporated by reference to Exhibit (3)a of the Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Exhibit No. (3)b. By-Laws, as amended September 14, 2006, incorporated by reference to Exhibit No. (3)b of the Corporation's Current Report on Form 8-K dated September 14, 2006.

Exhibit No. (4). Copies of instruments defining the rights of holders of long-term debt will be furnished to the Securities and Exchange Commission on request.

Exhibit No. (10)a. Management Achievement Award Program, as amended and restated, incorporated by reference to Exhibit (10)a of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.

Exhibit No. (10)b. Executive Severance Plan, as amended and restated, incorporated by reference to Exhibit No. (10)b of the Corporation's Current Report on Form 8-K dated November 16, 2005.

Exhibit No. (10)c. Sixth Amended and Restated Deferred Compensation Plan for Directors, dated November 16, 2005, incorporated by reference to Exhibit (10)c of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.

Exhibit No. (10)d. Executive Officer Achievement Award Program, incorporated by reference to Exhibit No. (10)d of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit No. (10)e. 1992 Equity Participation Plan, as amended, incorporated by reference to Exhibit No. (10)e of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.

Exhibit No. (10)f. Deferred Compensation Plan, as amended and restated, dated December 31, 2005, incorporated by reference to Exhibit (10)f of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.

Exhibit No. (10)g.	Outside Directors' Stock Compensation Plan, as amended, incorporated by reference to Exhibit No. (10)g of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002.
Exhibit No. (10)h.	Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended, dated December 31, 2005, incorporated by reference to Exhibit (10)h of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.
Exhibit No. (10)i.	Second Supplemental Benefit Plan to the Kimberly-Clark Corporation Pension Plan, as amended and restated, dated December 31, 2005, incorporated by reference to Exhibit (10)i of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.
Exhibit No. (10)j.	Retirement Contribution Excess Benefit Program, as amended and restated, dated September 12, 2007, filed herewith.
Exhibit No. (10)k.	1999 Restricted Stock Plan, as amended, incorporated by reference to Exhibit No. (10)k of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2000.
Exhibit No. (10)l.	Outside Directors' Compensation Plan, as amended, dated November 13, 2007, filed herewith.
Exhibit No. (10)m.	2001 Equity Participation Plan, as amended, incorporated by reference to Exhibit (10)m of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005.
Exhibit No. (10)n.	Form of Award Agreements under 2001 Equity Participation Plan, filed herewith.
Exhibit No. (10)o.	Summary of Outside Directors' Compensation pursuant to the Outside Directors' Compensation Plan, incorporated by reference to Exhibit (10)o of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006.
Exhibit No. (10)p.	Global Business Plan Severance Pay Plan, amended and restated, dated as of September 12, 2007, filed herewith.
Exhibit No. (12).	Computation of ratio of earnings to fixed charges for the five years ended December 31, 2007, filed herewith.
Exhibit No. (21).	Subsidiaries of the Corporation, filed herewith.
Exhibit No. (23).	Consent of Independent Registered Public Accounting Firm, filed herewith.
Exhibit No. (24).	Powers of Attorney, filed herewith.
Exhibit No. (31)a.	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed herewith.
Exhibit No. (31)b.	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, filed herewith.
Exhibit No. (32)a.	Certification of Chief Executive Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith.
Exhibit No. (32)b.	Certification of Chief Financial Officer required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIMBERLY-CLARK CORPORATION

February 22, 2008

By: /s/ MARK A. BUTHMAN

Mark A. Buthman
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ THOMAS J. FALK **Thomas J. Falk**	Chairman of the Board and Chief Executive Officer and Director (principal executive officer)	February 22, 2008
/s/ MARK A. BUTHMAN **Mark A. Buthman**	Senior Vice President and Chief Financial Officer (principal financial officer)	February 22, 2008
/s/ RANDY J. VEST **Randy J. Vest**	Vice President and Controller (principal accounting officer)	February 22, 2008

Directors

John R. Alm
Dennis R. Beresford
John F. Bergstrom
Abelardo E. Bru
Robert W. Decherd
Mae C. Jemison
James M. Jenness
Ian C. Read
Linda Johnson Rice
Marc J. Shapiro
G. Craig Sullivan

By: /s/ THOMAS J. MIELKE
Thomas J. Mielke,
Attorney-in-Fact

February 22, 2008

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Millions of dollars)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts[a]	Deductions: Write-Offs and Reclassifications	Balance at End of Period
December 31, 2007					
Allowances deducted from assets to which they apply					
Allowance for doubtful accounts	$38.9	$ 14.8	$4.0	$ 7.1[b]	$50.6
Allowances for sales discounts	19.8	252.2	.7	250.2[c]	22.5
December 31, 2006					
Allowances deducted from assets to which they apply					
Allowance for doubtful accounts	$35.8	$ 11.7	$3.2	$ 11.8[b]	$38.9
Allowances for sales discounts	21.6	274.6	.9	277.3[c]	19.8
December 31, 2005					
Allowances deducted from assets to which they apply					
Allowance for doubtful accounts	$42.5	$ 8.9	$(.6)	$ 15.0[b]	$35.8
Allowances for sales discounts	20.1	249.5	(.7)	247.3[c]	21.6

(a) Includes bad debt recoveries and the effects of changes in foreign currency exchange rates.

(b) Primarily uncollectible receivables written off.

(c) Sales discounts allowed.

KIMBERLY-CLARK CORPORATION AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Millions of dollars)

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions[(a)]	Balance at End of Period
December 31, 2007					
Deferred Taxes					
Valuation Allowance	$371.1	$ (63.0)	$—	$(10.6)	$318.7
December 31, 2006					
Deferred Taxes					
Valuation Allowance	$474.0	$(105.3)	$—	$ (2.4)	$371.1
December 31, 2005					
Deferred Taxes					
Valuation Allowance	$252.4	$ 233.6	$—	$ 12.0	$474.0

(a) Includes the net currency effects of translating valuation allowances at current rates under Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation*, of $(12.2) million in 2007, $(1.9) million in 2006 and $13.4 million in 2005.

CERTIFICATIONS

I, Thomas J. Falk, certify that:

1. I have reviewed this annual report on Form 10-K of Kimberly-Clark Corporation (the "registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 22, 2008

/s/ Thomas J. Falk

Thomas J. Falk
Chief Executive Officer

CERTIFICATIONS

I, Mark A. Buthman, certify that:

1. I have reviewed this annual report on Form 10-K of Kimberly-Clark Corporation (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 22, 2008

/s/ Mark A. Buthman

Mark A. Buthman
Chief Financial Officer

Additional Information

The following additional information is not part of the Corporation's Form 10-K and is provided for the convenience and information of our stockholders:

Performance Graph

The graph below shows a comparison of the five year cumulative total return among the Corporation, the S&P 500 and the S&P 500 Consumer Staples Index. The stock price performance shown on this graph may not be indicative of future price performance.



Total Shareholder Return
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
Dec02
Dec03
Dec04
Dec05
Dec06
Dec07
KIMBERLY-CLARK CORP
S&P 500 INDEX
S&P 500 CONSUMER STAPLES INDEX

Indexed Returns

Company Name/Index	Year Ending Dec 02	Dec 03	Dec 04	Dec 05	Dec 06	Dec 07
Kimberly-Clark Corporation	100	127.79	148.23	138.31	162.52	171.02
S&P 500 Index	100	128.68	142.69	149.70	173.34	182.86
S&P 500 Consumer Staples Index	100	111.57	120.68	125.00	142.95	163.22

Additional Information—(Continued)

Executive Certifications

The Corporation has included as Exhibits (31)a and (31)b to our 2007 Annual Report on Form 10-K filed with the Securities and Exchange Commission certifications by the Corporation's Chief Executive Officer and Chief Financial Officer regarding the quality of the Corporation's public disclosure. The Corporation also has submitted to the New York Stock Exchange a certificate of the Corporation's Chief Executive Officer for the prior year certifying that he is not aware of any violation by the Corporation of the New York Stock Exchange corporate governance listing standards as of the date of such certification.

Investor Relations

Securities analysts, portfolio managers and representatives of institutional investors seeking information about the Corporation should contact Michael D. Masseth, Vice President—Investor Relations, at 972-281-1478, or Paul J. Alexander, Director—Investor Relations, at 972-281-1440. Individual stockholders should direct inquiries to Stockholder Services at 972-281-1522. Investors may also obtain information about Kimberly-Clark and copies of documents released by the Corporation by calling 800-639-1352.

Electronic Delivery of Proxy Materials and Annual Report

Stockholders and the Corporation's employee benefit plan participants may elect to receive future Annual Reports and Proxy Statements in electronic format rather than in printed form. In electing to do so, you will help the Corporation save on production and mailing costs. To sign up for electronic delivery service, stockholders of record may go to our transfer agent's website at www.computershare.com/us/ecomms, and participants in the Corporation's employee benefit or stock purchase plans may go to www.econsent.com/kmb, at any time and follow the instructions. If your shares are not registered in your name, contact your bank or broker for information on electronic delivery service.

SEC Form 10-K and Other Information/Corporation Web Site

Stockholders and others will find the Corporation's financial information, news releases and other information on the Corporation's website at www.kimberly-clark.com. There is a direct link from the website to the Securities and Exchange Commission filings via the EDGAR database, including Forms 10-K, 10-Q and 8-K. Stockholders may contact Stockholder Services, P.O. Box 612606, Dallas, Texas 75261-2606 or call 972-281-1522 to obtain a paper copy of these reports without charge.

Dividends and Dividend Reinvestment Plan

Quarterly dividends have been paid continually since 1935. Dividends are paid on or about the second business day of January, April, July and October. The Automatic Dividend Reinvestment service of Computershare Investor Services is available to Kimberly-Clark stockholders of record. The service makes it possible for Kimberly-Clark stockholders of record to have their dividends automatically reinvested in common stock and to make additional cash investments up to $3,000 per quarter.

Transfer Agent, Registrar and Dividend Disbursing Agent

Computershare Investor Services is the Transfer Agent, Registrar and Dividend Disbursing Agent for the Corporation's common stock and is responsible for maintaining stockholder account records. Inquiries regarding dividend payments, lost certificates, IRS Form 1099, changes in address, name or ownership, or information regarding Kimberly-Clark's Dividend Reinvestment and Stock Purchase Plan should be addressed to:

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 800-730-4001 or 781-575-3170
Internet: www.computershare.com

Trademarks

The brand names mentioned in this report—Andrex, Ballard, Be Kind to Your Behind, Big Kid, Cool Alert, Cottonelle, Cottonelle Fresh, Depend, DryNites, Duramax, GoodNites, Hakle, Huggies, Huggies Supreme, Hydroknit, iFlex, InteguSeal, Intimus, K-C Smart Station, Kimberly-Clark, Kimberly-Clark Professional, Kimcare, Kimtech, Kimtech Science, KimVent, Kimwipes, Kleenex, KleenGuard, Kotex, Kotex Supreme, Kotex Young, Let It Out, Lightdays, Little Swimmers, MicroCuff, Microforce, Page, Poise, Pop-Up, Pull-Ups, Puppy Design, Reflex, Scott, Scott Duramax, Scottex, Scott Limpiamax, Sterling, Trach Care, Viva and WypAll—are trademarks of Kimberly-Clark Worldwide, Inc. or its affiliates.

Cannondale PoweRanking® Survey is a registered trademark of Cannondale Associates.

Non-GAAP Financial Measures

The following financial measures contained in this Annual Report (not including the Form 10-K) have not been calculated in accordance with accounting principles generally accepted in the U.S., or GAAP, and are therefore referred to as non-GAAP financial measures:

- Adjusted earnings per share
- Organic sales growth

These non-GAAP financial measures exclude certain items that are included in the Corporation's earnings per share and sales growth calculated in accordance with GAAP. A detailed explanation of each of the adjustments to the comparable GAAP financial measures is given below. In accordance with the requirements of Regulation G, reconciliations of these non-GAAP financial measures to the comparable GAAP financial measures also are set forth below.

The Corporation provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the Corporation's Board of Directors use adjusted earnings per share to (a) evaluate the Corporation's historical and prospective financial performance and our performance relative to our competitors, (b) allocate resources and (c) measure the operational performance of the Corporation's business units and their managers. Additionally, the Management Development and Compensation Committee of the Corporation's Board of Directors uses this non-GAAP financial measure when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the Corporation's adjusted earnings per share determined by excluding the charges and credits that are used in calculating this non-GAAP financial measure. Management and the Corporation's Board of Directors use organic sales growth to measure the Corporation's achievement of sales growth goals under the Global Business Plan.

In addition, Kimberly-Clark management believes that investors' understanding of the Corporation's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the Corporation's ongoing results of operations. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing the non-GAAP financial measures, together with the reconciliation, we believe we are enhancing investors' understanding of our businesses and our results of operations, as well as assisting investors in evaluating how well the Corporation is executing the material changes to our enterprise contemplated by the Global Business Plan, including the strategic cost reduction plan. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

Additional Information—(Continued)

We calculate adjusted earnings per share by excluding from the comparable GAAP measure (i) charges related to our strategic cost reduction plan for streamlining the Corporation's operations, (ii) certain incremental implementation costs relating to our strategic cost reduction plan, (iii) the gain on a litigation settlement, (iv) our share of an equity affiliate's gain on the sale of a business, (v) incremental tax charges arising out of repatriation of earnings of foreign subsidiaries under the American Jobs Creation Act of 2004, or AJCA, (vi) the cumulative effect of an accounting change, (vii) income from discontinued operations, (viii) a European legal judgment and (ix) a charge for bond recalls. Each of these adjustments and the basis for such adjustments are described below:

- *Strategic Cost Reduction Plan.* In July 2005, the Corporation authorized a strategic cost reduction plan aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reduction plan commenced in the third quarter of 2005 and is expected to be substantially completed by December 31, 2008. At the time we announced the plan, we advised investors that we would report our earnings, earnings per share and operating profit excluding the strategic cost reduction plan charges so that investors could compare our operating results without the plan charges from period to period and could assess our progress in implementing the plan. Management does not consider these charges to be part of our earnings from ongoing operations for purposes of evaluating the performance of our business units and their managers and excludes these charges when making decisions to allocate resources among our business units.

- *Implementation Costs.* In connection with our strategic cost reduction plan, the Corporation has incurred incremental implementation costs related to the transfer of certain administrative processes to third-party providers. These costs were incurred primarily in the first six months of 2007. Management excludes these implementation costs from our earnings from ongoing operations for purposes of evaluating the performance of our business units and their managers and excludes these costs when making decisions to allocate resources among our business units.

- *Litigation Settlement.* In the third quarter of 2007, the Corporation received proceeds from settlement of litigation related to prior years' operations in Latin America. Management does not consider this gain to be part of our earnings from ongoing operations for purposes of evaluating the performance of our business units and their managers and excludes the gain when making decisions to allocate resources among our business units.

- *Gain on Sale of Business.* In the fourth quarter of 2006, the Corporation's equity affiliate, Kimberly-Clark de Mexico, S.A.B. de C.V. sold its pulp and paper business and recorded an after-tax gain of $95 million. The Corporation's share of the gain was approximately $46 million. We exclude this gain from our adjusted earnings and adjusted earnings per share so that investors can compare our operating results without the non-recurring gain. Management also excludes this gain when evaluating the operating performance of the Corporation.

- *AJCA Charges.* During 2005, the Corporation recorded non-recurring charges associated with repatriation of earnings from our non-U.S. subsidiaries under the provisions of the AJCA. We exclude these charges from our adjusted earnings and adjusted earnings per share because we believe it is useful to investors to disclose earnings per share excluding these charges, which are not expected to recur under current law, and it allows investors to better understand our effective tax rate. Management also excludes these charges when evaluating the operating performance of the Corporation.

- *Cumulative Effect of an Accounting Change.* In the fourth quarter of 2005, the Corporation implemented FIN 47, an interpretation of Statement of Financial Accounting Standards 143, Accounting for Asset Retirement Obligations. The cumulative effect of this accounting change was a charge, net of income taxes, of $12.3 million, or 3 cents per share. Management also excludes this charge when evaluating operating performance of the Corporation.

Additional Information—(Continued)

- *Income from Discontinued* Operations. In November 2004, the Corporation spun off our Neenah pulp and paper operations ("NPI"). Accordingly, the results of operations of NPI were reclassified to Income from Discontinued Operations. Management also excludes the earnings of NPI when evaluating operating performance of the Corporation.
- *European Legal Judgment.* In the first quarter of 2003, the Corporation recorded a pretax charge of about $16 million, or 2 cents per share, as a result of a legal judgment related to a 1987 European government grant to a facility that was sold in 1998. Management excludes this charge when evaluating operating performance of the Corporation.
- *Callable Bonds.* The Corporation redeemed $200 million of 7.875 percent debentures and $200 million of 7 percent debentures in the third quarter of 2003, enabling the Corporation to substantially lower our financing costs. The pretax costs of calling the debentures totaled $18 million, equivalent to 2 cents per share. Management also excludes this charge when evaluating operating performance of the Corporation.

We calculate organic sales growth by excluding from the comparable GAAP measure (i) the effects of changes in foreign currencies on the Corporation's net sales and (ii) the effect on 2005 net sales of the NPI spin-off described above.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures. There are limitations to non-GAAP financial measures because they are not prepared in accordance with GAAP and they may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The Corporation compensates for these limitations by using non-GAAP financial measures as supplements to the GAAP measures and by providing the reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the Corporation's consolidated financial statements prepared in accordance with GAAP.

Additional Information—(Continued)

Adjusted Earnings Per Share Reconciliation

The following table presents the reconciliation of a non-GAAP financial measure to reported GAAP diluted earnings per share:

	Year Ended December 31									
	2003		2004		2005		2006		2007	
	Income (Expense)	Diluted Earnings Per Share	Income (Expense)	Diluted Earnings Per Share	Income (Expense)	Diluted Earnings Per Share	Income (Expense)	Diluted Earnings Per Share	Income (Expense)	Diluted Earnings Per Share
	(Millions, except per share amounts)									
Adjusted Income from Continuing Operations	$1,666.1	$ 3.28	$1,770.4	$3.55	$1,803.7	$ 3.78	$1,798.9	$ 3.90	$1,891.7	$ 4.25
Adjustments:										
Strategic Cost Reduction Charges	—	—	—	—	(167.6)	(0.35)	(345.0)	(0.75)	(61.4)	(0.14)
Income Taxes on American Jobs Creation Act Dividends	—	—	—	—	(55.5)	(0.12)	—	—	—	—
Gain on Sale of Equity Affiliate's Business	—	—	—	—	—	—	45.6	0.10	—	—
Cumulative Effect of Accounting Change	—	—	—	—	(12.3)	(0.03)	—	—	—	—
Implementation Costs	—	—	—	—	—	—	—	—	(17.3)	(0.04)
Litigation Settlement	—	—	—	—	—	—	—	—	9.9	0.02
European Legal Judgment	(11.1)	(0.02)	—	—	—	—	—	—	—	—
Callable Bonds	(11.4)	(0.02)	—	—	—	—	—	—	—	—
Income from Discontinued Operations, Net of Income Taxes	50.6	0.10	29.8	0.06	—	—	—	—	—	—
Rounding	—	(0.01)	—	—	—	—	—	—	—	—
Net Income	$1,694.2	$ 3.33	$1,800.2	$3.61	$1,568.3	$ 3.28	$1,499.5	$ 3.25	$1,822.9	$ 4.09

Organic Sales Growth Reconciliation

The following table presents the reconciliation of a non-GAAP financial measure to reported GAAP net sales:

	Percent Change in Consolidated Net Sales Year Ended December 31		
	2005	2006	2007
Volume	3.5%	2.3%	3.9%
Net Price	0.6	1.2	0.9
Mix/Other	0.3	1.0	0.8
Organic Net Sales growth	4.4	4.5	5.6
Currency	1.7	0.8	3.5
Impact of 11/30/04 spin-off of Neenah Paper	(0.7)	—	—
Percent change in reported Net Sales	5.4%	5.3%	9.1%

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Bringing a Broader Definition to the Concept of Corporate Governance

At Kimberly-Clark, we serve our shareholders in a variety of ways—from our focus on increasing shareholder value to the strong voice we provide shareholders in voting matters. Recent actions include implementing a majority-voting standard in uncontested director elections. We also have eliminated our classified board structure, with each director now elected annually as his or her term expires. Our efforts have been rewarded with high ratings from leading corporate governance surveys.

We are privileged to have a distinguished and experienced board of directors to provide strategic guidance and oversight. While overseeing compliance remains a key accountability of the board, at K-C we take a broader view of the role of directors in good corporate governance. For us, this also involves leveraging their experience and judgment in developing the company's strategic direction.

K-C's board features leaders who bring a broad range of expertise—and their own unique perspectives—to help guide us. Among these individuals, we have leaders in science, finance and management as well as the current and former heads of a number of leading multi-national companies.

How do we put our board's talents to work? As an example, directors routinely meet with K-C's leadership team to discuss our growth prospects, key strategies and business plans. Moreover, each year we have the board meet with the senior leadership of one of our major customers. That helps our directors further their understanding of K-C's business while providing them with valuable insights into the needs of the people with whom we do business.



THOMAS J. FALK
Chairman of the Board
Executive Committee
Chairman and Chief Executive Officer Kimberly-Clark Corporation



ABELARDO E. BRU
Management Development and Compensation Committee
Nominating and Corporate Governance Committee
Retired Vice Chairman PepsiCo, Inc.



MAE C. JEMISON, M.D.
Audit Committee
President BioSentient Corporation



MARC J. SHAPIRO
Management Development and Compensation Committee Chairman
Executive Committee
Retired Vice Chairman JPMorgan Chase & Co.



DENNIS R. BERESFORD
Audit Committee Chairman
Ernst & Young Executive Professor of Accounting University of Georgia



JOHN R. ALM
Audit Committee
Retired President and Chief Executive Officer Coca-Cola Enterprises Inc.



JAMES M. JENNESS
Management Development and Compensation Committee
Nominating and Corporate Governance Committee
Chairman of the Board Kellogg Company



LINDA JOHNSON RICE
Nominating and Corporate Governance Committee Chairman
President and Chief Executive Officer Johnson Publishing Company, Inc.



ROBERT W. DECHERD
Lead Director
Executive Committee Chairman
Chairman of the Board, President and Chief Executive Officer A.H. Belo Corporation



G. CRAIG SULLIVAN
Management Development and Compensation Committee
Nominating and Corporate Governance Committee
Retired Chairman and Chief Executive Officer The Clorox Company



IAN C. READ
Audit Committee
Senior Vice President, Pfizer Inc. and President, Pfizer Worldwide Pharmaceutical Operations

JOHN F. BERGSTROM
Audit Committee
Executive Committee
Chairman and Chief Executive Officer Bergstrom Corporation

Design: RKCI (Robinson Kurtin Communications! Inc)
Photography: Evan Kafka, Burk Uzzle (pp. 2-3) **Printing:** Hennegan

Mixed Sources


Kimwipes


Pull-Ups




Scott
Extra Soft


HUGGIES

It's never too early to begin building brand loyalty. That's why we've teamed up with some of Europe's largest retailers to make Huggies the brand of choice for expectant mothers. Working through the retailers' own baby and toddler clubs, Kimberly-Clark provides these moms-to-be with helpful child care information and offers of complimentary gift baskets containing Huggies newborn diapers, skincare products and coupons. Below, K-C's Julie Peers (left) shows off a basket to a store representative.

This combined focus on innovative marketing and customer development is part of our core strategy for long-term growth.


HUGGIES
HUGGIES

END


KIMBERLY-CLARK CORPORATION

WORLD HEADQUARTERS P.O. BOX 619100, DALLAS, TEXAS 75261-9100
Toll-Free Investor Information: 800.639.1352 www.kimberly-clark.com